SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

Quarterly information

June 30, 2016

(A free translation of the original report in Portuguese as published in
Brazil containing Quarterly Information (ITR) prepared in
accordance with accounting practices adopted in Brazil)

Company data
Capital Composition	1
Individual financial statements
Balance sheet - Assets	2
Balance sheet - Liabilities	3
Statement of income	4
Statement of comprehensive income (loss)	5
Statement of cash flows	6
Statements of changes in Equity
01/01/2016 to 06/30/2016	7
01/01/2015 to 06/30/2015	8
Statement of value added	9
Consolidated Financial Statements
Balance sheet - Assets	10
Balance sheet - Liabilities	11
Statement of income	12
Statement of comprehensive income (loss)	13
Statement of cash flows	14
Statements of changes in Equity
01/01/2016 to 06/30/2016	15
01/01/2015 to 06/30/2015	16
Statement of value added	17
Comments on performance	18
Notes to interim financial information	59
Other information deemed relevant by the Company	94
Reports and statements
Report on review of interim financial information	97
Management statement of interim financial information	99
Management statement on the report on review of interim financial information	100

COMPANY DATA / CAPITAL COMPOSITION

Number of Shares	CURRENT QUARTER
(in thousands)	6/30/2016
Paid-in Capital
Common	378,066
Preferred	-
Total	378,066
Treasury shares
Common	14,440
Preferred	-
Total	14,440

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 6/30/2016	PRIOR YEAR 12/31/2015
1	Total Assets	6,401,691	6,492,901
1.01	Current Assets	2,349,043	2,384,773
1.01.01	Cash and cash equivalents	19,166	44,044
1.01.01.01	Cash and banks	19,166	31,823
1.01.01.02	Short-term investments	-	12,221
1.01.02	Short-term investments	218,823	350,343
1.01.02.01	Fair value of short-term investments	218,823	350,343
1.01.03	Accounts receivable	700,909	723,950
1.01.03.01	Trade accounts receivable	700,909	723,950
1.01.03.01.01	Receivables from clients of developments	678,550	705,367
1.01.03.01.02	Receivables from clients of construction and services rendered	22,359	18,583
1.01.04	Inventories	1,277,427	1,135,137
1.01.04.01	Properties for sale	1,277,427	1,135,137
1.01.07	Prepaid expenses	1,198	1,901
1.01.07.01	Prepaid expenses and others	1,198	1,901
1.01.08	Other current assets	131,520	129,398
1.01.08.01	Non current assets for sale	3,443	4,367
1.01.08.03	Other	128,077	125,031
1.01.08.03.01	Other accounts receivable and others	58,848	46,621
1.01.08.03.03	Receivables from related parties	69,229	78,410
1.02	Non current assets	4,052,648	4,108,128
1.02.01	Non current assets	636,832	809,233
1.02.01.03	Accounts receivable	186,914	262,092
1.02.01.03.01	Receivables from clients of developments	186,914	262,092
1.02.01.04	Inventories	292,983	387,375
1.02.01.09	Others non current assets	156,935	159,766
1.02.01.09.03	Others accounts receivable and others	82,449	80,948
1.02.01.09.04	Receivables from related parties	66,717	78,818
1.02.01.09.05	Derivative Financial Instruments	7,769	-
1.02.02	Investments	3,361,576	3,242,765
1.02.02.01	Interest in associates and affiliates	3,273,296	3,154,946
1.02.02.02	Interest in subsidiaries	88,280	87,819
1.02.02.02.01	Interest in subsidiaries - goodwill	88,280	87,819
1.02.03	Property and equipment	23,632	22,819
1.02.03.01	Operation property and equipment	23,632	22,819
1.02.04	Intangible assets	30,608	33,311
1.02.04.01	Intangible assets	30,608	33,311

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 6/30/2016	PRIOR YEAR 12/31/2015
2	Total Liabilities	6,401,691	6,492,901
2.01	Current liabilities	2,311,476	2,105,504
2.01.01	Social and labor obligations	20,854	26,758
2.01.01.02	Labor obligations	20,854	26,758
2.01.01.02.01	Salaries, payroll charges and profit sharing	20,854	26,758
2.01.02	Suppliers	36,117	32,115
2.01.02.01	Local suppliers	36,117	32,115
2.01.03	Tax obligations	36,518	40,902
2.01.03.01	Federal tax obligations	36,518	40,902
2.01.04	Loans and financing	818,454	783,561
2.01.04.01	Loans and financing	562,684	595,817
2.01.04.02	Debentures	255,770	187,744
2.01.05	Other obligations	1,311,866	1,121,856
2.01.05.01	Payables to related parties	980,078	801,375
2.01.05.02	Other	331,788	320,481
2.01.05.02.01	Dividends and interest on capital payable	17,682	17,682
2.01.05.02.04	Obligations for purchase of properties and advances from customers	158,249	148,989
2.01.05.02.05	Other obligations	123,735	127,123
2.01.05.02.07	Obligations assumed on the assignment of receivables	23,111	12,631
2.01.05.02.08	Derivative financial instruments	9,011	14,056
2.01.06	Provisions	87,667	100,312
2.01.06.01	Tax, labor and civil lawsuits	87,667	100,312
2.01.06.01.01	Tax lawsuits	220	220
2.01.06.01.02	Labor lawsuits	7,975	15,516
2.01.06.01.04	Civil lawsuits	79,472	84,576
2.02	Non current liabilities	1,092,140	1,291,906
2.02.01	Loans and financing	845,207	1,011,180
2.02.01.01	Loans and financing	537,410	542,843
2.02.01.01.01	Loans and financing in local currency	537,410	542,843
2.02.01.02	Debentures	307,797	468,337
2.02.02	Other liabilities	134,308	188,078
2.02.02.02	Other	134,308	188,078
2.02.02.02.03	Obligations for purchase of properties and advances from customers	86,298	143,216
2.02.02.02.04	Other liabilities	9,369	15,028
2.02.02.02.06	Obligations assumed on the assignment of receivables	38,641	22,216
2.02.02.02.07	Derivative financial instruments	-	7,618
2.02.03	Deferred taxes	10,085	10,085
2.02.03.01	Deferred income tax and social contribution	10,085	10,085
2.02.04	Provisions	102,540	82,563
2.02.04.01	Tax, labor and civil lawsuits	102,540	82,563
2.02.04.01.02	Tax and labor lawsuits	53,374	47,719
2.02.04.01.04	Civil lawsuits	49,166	34,844
2.03	Equity	2,998,075	3,095,491
2.03.01	Capital	2,740,662	2,740,662
2.03.02	Capital Reserves	46,328	50,854
2.03.02.04	Granted options	150,745	148,051
2.03.02.05	Treasury shares	-33,200	-25,980
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.04	Income Reserve	302,750	303,975
2.03.04.01	Legal Reserve	35,316	35,316
2.03.04.02	Statutory Reserve	267,434	268,659
2.03.05	Retained earnings/accumulated losses	-91,665	-

INDIVIDUAL FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 04/01/2016 to 06/30/2016	YEAR TO DATE 01/01/2016 to 06/30/2016	SAME QUARTER FROM PREVIOUS YEAR 04/01/2015 to 06/30/2015	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2015 to 06/30/2015
3.01	Gross Sales and/or Services	159,168	286,141	282,207	552,608
3.01.01	Revenue from real estate development	173,838	311,851	309,310	606,491
3.01.03	Taxes on real estate sales and services	-14,670	-25,710	-27,103	-53,883
3.02	Cost of sales and/or services	-140,052	-264,918	-206,149	-409,323
3.02.01	Cost of real estate development	-140,052	-264,918	-206,149	-409,323
3.03	Gross profit	19,116	21,223	76,058	143,285
3.04	Operating expenses/income	-53,171	-106,302	-41,039	-60,353
3.04.01	Selling expenses	-17,606	-32,017	-19,468	-30,991
3.04.02	General and administrative expenses	-19,523	-46,525	-27,466	-56,350
3.04.05	Other operating expenses	-24,888	-46,683	-28,098	-63,181
3.04.05.01	Depreciation and amortization	-6,028	-14,100	-7,508	-15,397
3.04.05.02	Other operating expenses	-18,860	-32,583	-20,590	-47,784
3.04.06	Income from equity method investments	8,846	18,923	33,993	90,169
3.05	Income (loss) before financial results and income taxes	-34,055	-85,079	35,019	82,932
3.06	Financial	-6,612	-6,586	-9,988	-22,795
3.06.01	Financial income	11,820	35,677	17,276	35,432
3.06.02	Financial expenses	-18,432	-42,263	-27,264	-58,227
3.07	Income before income taxes	-40,667	-91,665	25,031	60,137
3.08	Income and social contribution taxes	2,228	-	3,456	-
3.08.01	Current	2,228	-	3,456	-
3.09	Income (loss) from continuing operation	-38,439	-91,665	28,487	60,137
3.11	Income (loss) for the period	-38,439	-91,665	28,487	60,137
3.99	Earnings per Share – (Reais / Share)	-	-	-	-
3.99.01	Basic Earnings per Share	-	-	-	-
3.99.01.01	ON	-0.10530	-0.25120	0.07750	0.16370
3.99.02	Diluted Earnings per Share	-	-	-	-
3.99.02.01	ON	-0.10530	-0.25120	0.07697	0.16250

INDIVIDUAL FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 04/01/2016 to 06/30/2016	YEAR TO DATE 01/01/2016 to 06/30/2016	SAME QUARTER FROM PREVIOUS YEAR 04/01/2015 to 06/30/2015	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2015 to 06/30/2015
4.01	Income (loss) for the period	-38,439	-91,665	28,487	60,137
4.03	Comprehensive income (loss) for the period	-38,439	-91,665	28,487	60,137

INDIVIDUAL FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2016 to 06/30/2016	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2015 to 06/30/2015
6.01	Net cash from operating activities	12,245	-74,260
6.01.01	Cash generated in the operations	-35,596	89,918
6.01.01.01	Income (loss) before income and social contribution taxes	-91,665	60,137
6.01.01.02	Income from equity method investments	-18,923	-90,169
6.01.01.03	Stock options expenses	3,189	3,940
6.01.01.04	Unrealized interest and finance charges, net	41,752	31,077
6.01.01.05	Financial instruments	-12,216	4,346
6.01.01.06	Depreciation and amortization	14,100	15,397
6.01.01.07	Provision for legal claims	30,405	42,532
6.01.01.08	Provision for profit sharing	6,250	12,000
6.01.01.09	Warranty provision	-7,872	10,065
6.01.01.10	Write-off of property and equipment, net	99	142
6.01.01.11	Allowance for doubtful accounts	5,598	313
6.01.01.12	Provision for realization of non-financial assets - properties for sale	-6,302	-
6.01.01.14	Provision for penalties due to delay in construction works	-11	138
6.01.02	Variation in assets and liabilities	47,841	-164,178
6.01.02.01	Trade accounts receivable	84,856	-43,435
6.01.02.02	Properties for sale	-41,596	-74,111
6.01.02.03	Other accounts receivable	-17,744	-8,436
6.01.02.04	Prepaid expenses	703	4,338
6.01.02.05	Obligations for purchase of properties and adv. from customers	-47,658	-40,382
6.01.02.06	Taxes and contributions	-4,384	-790
6.01.02.07	Suppliers	4,002	780
6.01.02.08	Salaries and payable charges	-12,154	-18,171
6.01.02.09	Transactions with related parties	111,779	63,402
6.01.02.10	Other obligations	-29,963	-47,373
6.02	Net cash from investing activities	102,214	192,269
6.02.01	Purchase of property and equipment and intangible assets	-12,309	-12,703
6.02.02	Increase in investments	-16,997	-1,289
6.02.03	Redemption of short-term investments	581,255	1,202,776
6.02.04	Purchase of short-term investments	-449,735	-996,515
6.03	Net cash from financing activities	-139,337	-118,757
6.03.02	Increase in loans, financing and debentures	205,790	302,564
6.03.03	Payment of loans, financing and debentures	-378,622	-392,644
6.03.04	Repurchase of treasury shares	-8,195	-22,135
6.03.06	Loan transactions with related parties	9,448	-3,487
6.03.07	Obligation with investors	-2,433	-3,649
6.03.08	Disposal of treasury shares	1,230	1,810
6.03.09	Result of the disposal of treasury shares	-1,225	-1,216
6.03.10	Assignment of receivables	34,670	-
6.05	Net increase (decrease) of cash and cash equivalents	-24,878	-748
6.05.01	Cash and cash equivalents at the beginning of the period	44,044	33,792
6.05.02	Cash and cash equivalents at the end of the period	19,166	33,044

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2016 TO 06/30/2016 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,740,662	50,854	303,975	-	-	3,095,491
5.03	Opening adjusted balance	2,740,662	50,854	303,975	-	-	3,095,491
5.04	Capital transactions with shareholders	-	-4,526	-1,225	-	-	-5,751
5.04.03	Stock option plan	-	2,694	-	-	-	2,694
5.04.04	Treasury shares acquired	-	-8,450	-	-	-	-8,450
5.04.05	Treasury shares sold	-	1,230	-1,225	-	-	5
5.05	Total of comprehensive income (loss)	-	-	-	-91,665	-	-91,665
5.05.01	Net income (loss) for the period	-	-	-	-91,665	-	-91,665
5.07	Closing balance	2,740,662	46,328	302,750	-91,665	-	2,998,075

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2015 TO 06/30/2015 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,740,662	-9,162	323,845	-	-	3,055,345
5.03	Opening adjusted balance	2,740,662	-9,162	323,845	-	-	3,055,345
5.04	Capital transactions with shareholders	-	57,829	-75,430	-	-	-17,601
5.04.03	Stock option plan	-	3,940	-	-	-	3,940
5.04.04	Treasury shares acquired	-	-22,135	-	-	-	-22,135
5.04.05	Treasury shares sold	-	1,810	-1,216	-	-	594
5.04.08	Treasury shares cancelled	-	74,214	-74,214	-	-	-
5.05	Total of comprehensive income (loss)	-	-	-	60,137	-	60,137
5.05.01	Net income (loss) for the period	-	-	-	60,137	-	60,137
5.07	Closing balance	2,740,662	48,667	248,415	60,137	-	3,097,881

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2016 to 06/30/2016	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2015 to 06/30/2015
7.01	Revenues	311,851	606,490
7.01.01	Real estate development, sales and services	317,449	606,803
7.01.04	Allowance for doubtful accounts	-5,598	-313
7.02	Inputs acquired from third parties	-252,123	-406,994
7.02.01	Cost of Sales and/or Services	-208,028	-355,548
7.02.02	Materials, energy, outsourced labor and other	-44,095	-51,446
7.03	Gross value added	59,728	199,496
7.04	Retentions	-14,100	-15,397
7.04.01	Depreciation and amortization	-14,100	-15,397
7.05	Net value added produced by the Company	45,628	184,099
7.06	Total value added received on transfer	54,600	125,601
7.06.01	Income from equity method investments	18,923	90,169
7.06.02	Financial income	35,677	35,432
7.07	Value added total to be distributed	100,228	309,700
7.08	Value added distribution	100,228	309,700
7.08.01	Personnel and payroll charges	52,935	67,646
7.08.02	Taxes and contributions	35,406	65,426
7.08.03	Compensation – Interest	103,552	116,491
7.08.04	Compensation – Company capital	-91,665	60,137
7.08.04.03	Net income (Retained losses)	-91,665	60,137

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 6/30/2016	PRIOR YEAR 12/31/2015
1	Total Assets	6,548,124	6,760,332
1.01	Current Assets	4,267,421	4,316,764
1.01.01	Cash and cash equivalents	157,737	82,640
1.01.01.01	Cash and banks	64,695	69,560
1.01.01.02	Short-term investments	18,491	13,080
1.01.01.03	Funds deposited with third parties	74,551	-
1.01.02	Short-term investments	460,832	629,671
1.01.02.01	Fair value of short-term investments	460,832	629,671
1.01.02.01.02	Short-term investments avaliable for sale	460,832	629,671
1.01.03	Accounts receivable	1,285,892	1,395,273
1.01.03.01	Trade accounts receivable	1,285,892	1,395,273
1.01.03.01.01	Receivables from clients of developments	1,244,142	1,357,122
1.01.03.01.02	Receivables from clients of construction and services rendered	41,750	38,151
1.01.04	Inventories	2,063,670	1,880,377
1.01.07	Prepaid expenses	5,255	7,171
1.01.07.01	Prepaid expenses and others	5,255	7,171
1.01.08	Other current assets	294,035	321,632
1.01.08.01	Non current assets for sale	87,503	105,857
1.01.08.03	Other	206,532	215,775
1.01.08.03.01	Other accounts receivable and others	131,391	120,657
1.01.08.03.02	Receivables from related parties	75,141	95,118
1.02	Non current assets	2,280,703	2,443,568
1.02.01	Non current assets	1,177,373	1,349,404
1.02.01.03	Accounts receivable	354,931	407,091
1.02.01.03.01	Receivables from clients of developments	354,931	407,091
1.02.01.04	Inventories	629,811	750,240
1.02.01.09	Others non current assets	192,631	192,073
1.02.01.09.03	Others accounts receivable and others	87,887	82,880
1.02.01.09.04	Receivables from related parties	96,975	109,193
1.02.01.09.05	Derivative financial instruments	7,769	-
1.02.02	Investments	978,100	967,646
1.02.02.01	Interest in associates and affiliates	978,100	967,646
1.02.03	Property and equipment	51,703	49,176
1.02.03.01	Operation property and equipment	51,703	49,176
1.02.04	Intangible assets	73,527	77,342
1.02.04.01	Intangible assets	48,051	51,866
1.02.04.02	Goodwill	25,476	25,476

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 6/30/2016	PRIOR YEAR 12/31/2015
2	Total Liabilities	6,548,124	6,760,332
2.01	Current liabilities	2,041,767	2,048,969
2.01.01	Social and labor obligations	51,241	60,102
2.01.01.02	Labor obligations	51,241	60,102
2.01.01.02.01	Salaries, payroll charges and profit sharing	51,241	60,102
2.01.02	Suppliers	77,721	57,335
2.01.03	Tax obligations	88,934	102,057
2.01.03.01	Federal tax obligations	88,934	102,057
2.01.04	Loans and financing	1,064,028	1,061,986
2.01.04.01	Loans and financing	633,782	672,365
2.01.04.01.01	In Local Currency	633,782	672,365
2.01.04.02	Debentures	430,246	389,621
2.01.05	Other obligations	672,176	667,177
2.01.05.01	Payables to related parties	77,192	87,100
2.01.05.02	Other	594,984	580,077
2.01.05.02.01	Dividends and interest on capital payable	17,682	17,682
2.01.05.02.04	Obligations for purchase of properties and advances from customers	360,382	361,420
2.01.05.02.06	Other obligations	172,407	163,437
2.01.05.02.07	Obligations assumed on the assignment of receivables	35,502	23,482
2.01.05.02.08	Derivative financial instruments	9,011	14,056
2.01.06	Provisions	87,667	100,312
2.01.06.01	Tax, labor and civil lawsuits	87,667	100,312
2.01.06.01.01	Tax lawsuits	220	220
2.01.06.01.02	Labor lawsuits	7,975	15,516
2.01.06.01.04	Civil lawsuits	79,472	84,576
2.02	Non current liabilities	1,505,067	1,614,127
2.02.01	Loans and financing	1,007,932	1,088,807
2.02.01.01	Loans and financing	700,135	620,470
2.02.01.01.01	Loans and financing in local currency	700,135	620,470
2.02.01.02	Debentures	307,797	468,337
2.02.02	Other obligations	316,482	366,161
2.02.02.01	Liabilities with related parties	47,347	41,002
2.02.02.02	Other	269,135	325,159
2.02.02.02.03	Obligations for purchase of properties and advances from customers	185,516	248,514
2.02.02.02.04	Other liabilities	28,585	33,216
2.02.02.02.06	Obligations assumed on the assignment of receivables	55,034	35,811
2.02.02.02.07	Derivative financial instruments	-	7,618
2.02.03	Deferred taxes	20,450	16,489
2.02.03.01	Deferred income tax and social contribution	20,450	16,489
2.02.04	Provisions	160,203	142,670
2.02.04.01	Tax, labor and civil lawsuits	160,203	142,670
2.02.04.01.01	Tax lawsuits	3	180
2.02.04.01.02	Labor lawsuits	75,749	77,445
2.02.04.01.04	Civil lawsuits	84,451	65,045
2.03	Equity	3,001,290	3,097,236
2.03.01	Capital	2,740,662	2,740,662
2.03.01.01	Capital	2,740,662	2,740,662
2.03.02	Capital Reserves	46,328	50,854
2.03.02.04	Granted options	150,745	148,051
2.03.02.05	Treasury shares	-33,200	-25,980
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.04	Income Reserve	302,750	303,975
2.03.04.01	Legal Reserve	35,316	35,316
2.03.04.02	Statutory Reserve	267,434	268,659
2.03.05	Retained earnings/accumulated losses	-91,665	-
2.03.09	Non-controlling interest	3,215	1,745

CONSOLIDATED FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 04/01/2016 to 06/30/2016	YEAR TO DATE 01/01/2016 to 06/30/2016	SAME QUARTER FROM PREVIOUS YEAR 04/01/2015 to 06/30/2015	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2015 to 06/30/2015
3.01	Gross Sales and/or Services	473,371	878,905	591,529	1,111,030
3.01.01	Revenue from real estate development	513,191	949,735	642,927	1,207,781
3.01.03	Taxes on real estate sales and services	-39,820	-70,830	-51,398	-96,751
3.02	Cost of sales and/or services	-379,880	-713,213	-432,986	-803,287
3.02.01	Cost of real estate development	-379,880	-713,213	-432,986	-803,287
3.03	Gross profit	93,491	165,692	158,543	307,743
3.04	Operating expenses/income	-125,890	-235,756	-141,499	-238,722
3.04.01	Selling expenses	-41,515	-76,533	-40,635	-67,748
3.04.02	General and administrative expenses	-40,701	-86,723	-49,070	-92,738
3.04.05	Other operating expenses	-34,911	-77,402	-44,612	-89,836
3.04.05.01	Depreciation and amortization	-8,684	-21,382	-11,561	-23,230
3.04.05.02	Other operating expenses	-26,227	-56,020	-33,051	-66,606
3.04.06	Income from equity method investments	-8,763	4,902	-7,182	11,600
3.05	Income (loss) before financial results and income taxes	-32,399	-70,064	17,044	69,021
3.06	Financial	-2,489	-4,430	2,685	-5,531
3.06.01	Financial income	22,794	58,409	44,270	76,882
3.06.02	Financial expenses	-25,283	-62,839	-41,585	-82,413
3.07	Income before income taxes	-34,888	-74,494	19,729	63,490
3.08	Income and social contribution taxes	-2,973	-15,718	5,754	-6,406
3.08.01	Current	-2,803	-13,016	-372	-7,232
3.08.02	Deferred	-170	-2,702	6,126	826
3.09	Income (loss) from continuing operation	-37,861	-90,212	25,483	57,084
3.11	Income (loss) for the period	-37,861	-90,212	25,483	57,084
3.11.01	Income (loss) attributable to the Company	-38,439	-91,665	28,487	60,137
3.11.02	Net income attributable to non-controlling interests	578	1,453	-3,004	-3,053
3.99	Earnings per Share – (Reais / Share)	0	0	0	0
3.99.01	Basic Earnings per Share	0	0	0	0
3.99.01.01	ON	-0.10530	-0.25120	0.07750	0.16370
3.99.02	Diluted Earnings per Share	0	0	0	0
3.99.02.01	ON	-0.10530	-0.25120	0.07697	0.16250

CONSOLIDATED FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 04/01/2016 to 06/30/2016	YEAR TO DATE 01/01/2016 to 06/30/2016	SAME QUARTER FROM PREVIOUS YEAR 04/01/2015 to 06/30/2015	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2015 to 06/30/2015
4.01	Consolidated Income (loss) for the period	-37,861	-90,212	25,483	57,084
4.03	Consolidated comprehensive income (loss) for the period	-37,861	-90,212	25,483	57,084
4.03.01	Income (loss) attributable to the Company	-38,439	-91,665	28,487	60,137
4.03.02	Net income attributable to the noncontrolling interests	578	1,453	-3,004	-3,053

CONSOLIDATED FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2016 to 06/30/2016	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2015 to 06/30/2015
6.01	Net cash from operating activities	26,897	-45,845
6.01.01	Cash generated in the operations	50,151	199,853
6.01.01.01	Income (loss) before income and social contribution taxes	-74,494	63,490
6.01.01.02	Stock options expenses	3,751	5,001
6.01.01.03	Unrealized interest and finance charges, net	52,728	37,663
6.01.01.04	Depreciation and amortization	21,382	23,230
6.01.01.05	Write-off of property and equipment, net	3,353	1,058
6.01.01.06	Provision for legal claims	43,946	55,488
6.01.01.07	Warranty provision	-9,966	8,829
6.01.01.08	Provision for profit sharing	12,468	12,038
6.01.01.09	Allowance for doubtful accounts	30,591	-805
6.01.01.10	Provision for realization of non-financial assets - properties for sale	-17,221	4,375
6.01.01.11	Provision for penalties due to delay in construction works	731	-943
6.01.01.12	Financial instruments	-12,216	4,346
6.01.01.13	Income from equity method investments	-4,902	-11,600
6.01.01.15	Write-off of investments	-	-2,317
6.01.02	Variation in assets and liabilities	-23,254	-245,698
6.01.02.01	Trade accounts receivable	130,464	-78,034
6.01.02.02	Properties for sale	-37,369	-43,117
6.01.02.03	Other accounts receivable	-27,000	-11,403
6.01.02.04	Transactions with related parties	18,238	-10,022
6.01.02.05	Prepaid expenses	1,916	5,150
6.01.02.06	Suppliers	20,386	13,886
6.01.02.07	Obligations for purchase of properties and adv. from customers	-64,036	-29,902
6.01.02.08	Taxes and contributions	-13,123	-6,941
6.01.02.09	Salaries and payable charges	-21,329	-17,397
6.01.02.10	Other obligations	-15,683	-61,512
6.01.02.11	Income tax and social contribution paid	-15,718	-6,406
6.02	Net cash from investing activities	132,753	301,430
6.02.01	Purchase of property and equipment and intangible assets	-23,447	-22,383
6.02.02	Redemption of short-term investments	1,909,446	2,133,082
6.02.03	Purchase of short-term investments	-1,740,607	-1,808,307
6.02.04	Investments	-12,639	-962
6.03	Net cash from financing activities	-84,553	-211,251
6.03.02	Increase in loans, financing and debentures	441,389	382,672
6.03.03	Payment of loans and financing	-572,950	-574,060
6.03.06	Payables to venture partners	-2,520	-3,734
6.03.07	Loan transactions with related parties	15,909	5,412
6.03.08	Repurchase of treasury shares	-8,195	-22,135
6.03.09	Disposal of treasury shares	1,230	1,810
6.03.10	Result of the disposal of treasury shares	-1,225	-1,216
6.03.11	Assignment of receivables	41,809	-
6.05	Net increase (decrease) of cash and cash equivalents	75,097	44,334
6.05.01	Cash and cash equivalents at the beginning of the period	82,640	109,895
6.05.02	Cash and cash equivalents at the end of the period	157,737	154,229

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2016 TO 06/30/2016 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,740,662	50,854	303,975	-	-	3,095,491	1,745	3,097,236
5.03	Opening adjusted balance	2,740,662	50,854	303,975	-	-	3,095,491	1,745	3,097,236
5.04	Capital transactions with shareholders	-	-4,526	-1,225	-	-	-5,751	17	-5,734
5.04.03	Stock option plan	-	2,694	-	-	-	2,694	-	2,694
5.04.04	Treasury shares adquired	-	-8,450	-	-	-	-8,450	-	-8,450
5.04.05	Treasury shares sold	-	1,230	-1,225	-	-	5	-	5
5.04.09	Acquisition of non controlling interests	-	-	-	-	-	-	17	17
5.05	Total of comprehensive income (loss)	-	-	-	-91,665	-	-91,665	1,453	-90,212
5.05.01	Net income (loss) for the period	-	-	-	-91,665	-	-91,665	1,453	-90,212
5.07	Closing balance	2,740,662	46,328	302,750	-91,665	-	2,998,075	3,215	3,001,290

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2015 TO 06/30/2015 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,740,662	-9,162	323,845	-	-	3,055,345	3,058	3,058,403
5.03	Opening adjusted balance	2,740,662	-9,162	323,845	-	-	3,055,345	3,058	3,058,403
5.04	Capital transactions with shareholders	-	57,829	-75,430	-	-	-17,601	1,606	-15,995
5.04.01	Capital increase	-	-	-	-	-	-	1,606	1,606
5.04.03	Stock option plan	-	3,940	-	-	-	3,940	-	3,940
5.04.04	Treasury shares adquired	-	-22,135	-	-	-	-22,135	-	-22,135
5.04.05	Treasury shares sold	-	1,810	-1,216	-	-	594	-	594
5.04.08	Treasury shares cancelled	-	74,214	-74,214	-	-	-	-	-
5.05	Total of comprehensive income (loss)	-	-	-	60,137	-	60,137	-3,053	57,084
5.05.01	Net income (loss) for the period	-	-	-	60,137	-	60,137	-3,053	57,084
5.07	Closing balance	2,740,662	48,667	248,415	60,137	-	3,097,881	1,611	3,099,492

CONSOLIDATED STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2016 to 06/30/2016	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2015 to 06/30/2015
7.01	Revenues	949,735	1,210,097
7.01.01	Real estate development, sale and services	970,246	1,186,968
7.01.04	Allowance for doubtful accounts	-20,511	23,129
7.02	Inputs acquired from third parties	-712,189	-813,494
7.02.01	Cost of sales and/or services	-630,390	-731,342
7.02.02	Materials, energy, outsourced labor and other	-81,799	-82,152
7.03	Gross value added	237,546	396,603
7.04	Retentions	-21,382	-23,230
7.04.01	Depreciation and amortization	-21,382	-23,230
7.05	Net value added produced by the Company	216,164	373,373
7.06	Value added received on transfer	63,311	88,482
7.06.01	Income from equity method investments	4,902	11,600
7.06.02	Financial income	58,409	76,882
7.07	Total value added to be distributed	279,475	461,855
7.08	Value added distribution	279,475	461,855
7.08.01	Personnel and payroll charges	111,550	115,343
7.08.02	Taxes and contributions	106,974	125,420
7.08.03	Compensation – Interest	152,616	160,955
7.08.03.01	Interest	152,616	160,955
7.08.04	Compensation – Company capital	-91,665	60,137
7.08.04.03	Net income (Retained losses)	-91,665	60,137

FOR IMMEDIATE RELEASE - São Paulo, August 11, 2016 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported financial results for the second quarter ended June 30, 2016.

GAFISA RELEASES
2Q16 RESULTS

MANAGEMENT COMMENTS AND HIGHLIGHTS

The Company’s results from the first half of 2016 reflect continued uncertainty in Brazil’s political and economic prospects. This uncertainty stems from an economic slowdown and has greatly impacted the Brazilian real estate market. Gafisa was able to partially mitigate the negative effects of this period, as a result of its diversification in both the medium-high income and the low income segments.

The Gafisa and Tenda segments faced substantially different market environments throughout the quarter. The Gafisa segment has been affected by reduced demand levels in this weak macroeconomic environment. The segment is focused on its strategy of improving operational efficiency and business management, by maintaining a conservative approach in the development of new projects. The Tenda segment, conversely, took advantage of the low-income market’s resilience and continued to expand the scale of its business model, despite macroeconomic conditions.

In 2Q16, the Gafisa segment launched two projects/phases in the city of São Paulo, accounting for R$130.4 millions in PSV, ending the first six months with R$210.5 millions in new projects launched.

Despite the political and economic headwinds, the segment posted improved results in 2Q16 relative to 1Q16. The recent sales performance in the quarter may signal a marginal rebound in the Brazilian consumer environment. In addition to increased sales, with gross sales totaling R$262.0 millions, up 10.5% from 1Q16, dissolutions decreased in the quarter and returned to average levels seen in 2015.

This result reflected positive trends in both Gafisa’s operations and consumer confidence. As a result of these factors, 2Q16 net pre-sales nearly doubled QoQ to R$129.5 millions, representing 66% of total net pre-sales in 1S16.

Gafisa segment’s SoS slightly recovered reaching 6.3% in 2Q16, compared to 3.3% in the previous quarter and 10.5% in 2Q15. SoS in the last twelve months reached 26.5%.

The volume of dissolutions in 2Q16, despite a slight improvement, comes as a result of a high volume of deliveries since the end of 2015, approximately R$1.5 billions in PSV, combined with decreased demand in the current economic scenario. In 2Q16, PSV of R$412.3 millions was delivered, ending the first six months with R$517.1 millions in delivered projects.

The Gafisa segment ended 2Q16 with 25 projects under construction, all on schedule and within the delivery timeframe, reflecting Gafisa’s commitment to our clients. 2Q16 transfer volume reached R$142.7 millions and R$252.7 millions in 6M16, showing an appropriate level of operational control and efficiency. Despite the current credit restrictions, Gafisa maintains a strong relationship in partnering with banks for the transfer process.

The Company has maintained a focus on the sale of remaining units. As a result, 72.3% of net sales in 2Q16 and 77.6% in 1H16 were units from inventory. Considering the higher volume of dissolutions related to older projects, net sales in 1H16 were concentrated in more recent projects, impacting the Gafisa segment’s first half revenues.

Despite the expectation of greater visibility into the Brazilian political and economic scenario, the Company is still missing higher visibility related to a recovery in the real estate market and will keep operating on a cautious manner.

In this regard, we will keep our conservative approach, seeking to balance the placement of new products on the market, prioritizing those with higher liquidity, so as to achieve an appropriate level of sales, profitability, and cash flow.

Tenda’s 2Q16 results benefitted from the stable scenario in the low-income segment, with increased launches and fewer dissolutions. These factors were further improved by the policy of immediately transfer after sale, and a reduction in the legacy project portfolio. The Tenda segment continues concentrating its efforts in the new business model. The consolidation of the new model, based on four strategic pillars, has allowed Tenda to post consistent positive operational and financial performance.

In 2Q16, Tenda launches totaled R$414.7 millions, the highest levels since 4Q10. The launches were comprised of 12 projects/phases, in the states of São Paulo, Rio de Janeiro, Rio Grande do Sul, Minas Gerais and Bahia.

2Q16 launches accounted for 39.8% of the Tenda segment’s total sales and 25.6% of the segment’s total in 6M16.

The Tenda segment’s SoS reached an impressive level of 26.4%, among the highest in the sector.

2Q16 gross sales reached R$382.9 millions and dissolutions remained under control at 15.1% of gross sales, resulting in net pre-sales of R$325.0 millions. This marked an increase of 21.9% from the previous quarter and of 12.1% y-o-y. In 6M16, the net pre-sales totaled R$591.5 millions.

Since 2013, when Tenda started its new model operations, the segment has launched 72 projects, representing a total of R$2.7 billions in PSV. Of this total, Tenda has delivered R$1.1 billions, comprised of 32 projects/phases. Notably, all projects related to the first year of new model operations (2013) have been completed and delivered on schedule. In relation to the 2014 projects, only one project/phase of 14 projects launched is still waiting delivery. In 2Q16, the Tenda segment delivered 10 projects/phases, corresponding to 1,895 units, and representing R$275.4 millions in PSV. In 1H16, the Tenda segment delivered 13 projects/phases, comprising 2,359 units and R$337.1 millions in PSV.

For the second half of the year, the Tenda segment will continue focusing on increasing its scale by growing launches and implementing strategies designed to ensure a strong sales pace. The segment will be guided by market behavior and focused on delivering profitability. The consistency of recent results from the new model projects reaffirms management’s confidence in the 2016 business plan.

On a consolidated basis, Gafisa and Tenda launched R$545.0 millions in 2Q16, ending the first six months with R$853.7 millions in new projects. The Gafisa segment accounted for 24% of 2Q16 launches while Tenda accounted for the remaining 76%.

Second quarter 2016 net pre-sales totaled R$454.5 millions, an increase of 36.4% quarter-over-quarter. In the quarter, sales from launches accounted for 36.4% of total sales, while the sale of inventory units accounted for the remaining 63.6%. The Gafisa segment accounted for 29% of net pre-sales while the Tenda segment represented the remaining 71%.

Consolidated adjusted gross profit totaled R$138.3 millions with a gross margin of 29.2%, which resulted from a partial recovery in the Gafisa segment’s operating profitability in the period. In 1H16, adjusted gross profit totaled R$248.5 millions, with a gross margin of 28.3%.

In the current economic environment, the Company’s main focus is on greater stability in its cost and expense structure. Selling, general and administrative expenses were R$82.2 millions in 2Q16, stable y-o-y and down 8.3% q-o-q, reflecting the Company’s efforts in efficiently answering to the adjustments and movements of the real estate market, so that to allow a structure of costs and expenses aligned to current scenario.

As a result of these factors, Gafisa reported a 2Q16 consolidated net loss of R$38.5 millions, compared to a loss of R$53.2 millions recorded in 1Q16 and net income of R$28.5 millions in 2Q15.

At the end of the first six months, the Net Debt/Shareholders’ Equity ratio reached 48.5%, a slight increase compared to 1Q16, although in line with the Company’s business plan. Excluding project finance, the Net Debt/Shareholders’ Equity ratio was negative at 9.8%.

Consolidated operating cash generation reached R$38.2 millions in the quarter, ending the period with a net cash burn of R$32.5 millions. In 6M16, the net cash burn totaled R$4.2 millions. It is worth noting that in 1H16, the Company’s cash generation was impacted by the decreased volume of deliveries in the Gafisa segment, which we expect to improve on in the second semester of the year.

We will maintain this conservative approach in this second half of 2016, seeking to balance the placement of new products on the market, prioritizing those with higher liquidity, in order to reach adequate sales and profitability levels. The Gafisa segment, through its balanced performance, seeks to manage the effects of this period of economic weakness. The Tenda segment is ready to expand the volume of new projects, backed by the resilience of the low-income market, sustained demand, and the positive results from new model projects.

The Company continues to advance guided by capital discipline, its profitability goals, and value creation for shareholders.

Sandro Gamba                                                                               Rodrigo Osmo

Chief Executive Officer – Gafisa                                                    Chief Executive Officer – Tenda

MAIN CONSOLIDATED FIGURES

Table 1- Operating and Financial Highlights (R$ 000 and % Company)

	2Q16	1Q16	Q/Q(%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Launches	545,038	308,648	77%	481,951	13%	853,686	795,532	7%
Launches, Units	3,166	1,860	70%	2,231	42%	5,026	4,181	20%
Net Pre-sales	454,511	333,339	36%	532,131	-15%	787,850	955,475	-18%
Pre-sales, Units	2,202	2,137	3%	2,395	-8%	4,339	4,303	20%
Pre-sales of Launches	165,273	30,116	449%	108,001	53%	195,389	167,717	16%
Sales over supply (SoS)	13.9%	10.6%	330 bps	15.9%	-200 bps	21.8%	25.4%	-360 bps
Delivered projects (PSV)	687,726	166,500	313%	954,460	-28%	854,226	1,740,208	-51%
Delivered projects, Units	3,136	655	379%	2,738	14%	3,791	6,272	-40%
Net Revenue	473,371	405,534	17%	591,529	-20%	878,905	1,111,030	-21%
Adjusted Gross Profit[1]	138,276	110,239	25%	200,386	-31%	248,515	379,688	-35%
Adjusted Gross Margin[1]	29.2%	27.2%	200 bps	33.9%	-470 bps	28.3%	34.2%	-590 bps
Adjusted EBITDA[2]	22,397	15,495	45%	72,831	-69%	37,892	169,196	-78%
Adjusted EBITDA Margin[2]	4.7%	3.8%	90 bps	12.3%	-760 bps	4.3%	15.2%	-1,090 bps
Net Income (Loss)	(38,439)	(53,227)	28%	28,487	-	(91,665)	60,137	-
Backlog Revenues	667,368	708,871	-6%	901,383	-26%	667,368	901,383	-26%
Backlog Results[3]	259,864	275,030	-6%	364,238	-29%	259,864	364,238	-29%
Backlog Margin[3]	38.9%	38.8%	10 bps	40.4%	-150 bps	38.9%	40.4%	-150 bps
Net Debt + Investor Obligations	1,455,766	1,415,038	3%	1,563,283	-7%	1,455,766	1,563,283	-7%
Cash and cash equivalents	618,569	792,076	-22%	876,813	-29%	618,569	876,813	-29%
Shareholders’ Equity	2,998,075	3,043,671	-1%	3,097,881	-3%	2,998,075	3,097,881	-3%
Shareholders’ Equity + Minority	3,001,290	3,046,284	-1%	3,099,492	-3%	3,001,290	3,099,492	-3%
Total Assets	6,548,124	6,779,953	-3%	7,072,546	-7%	6,548,124	7,072,546	-7%
(Net Debt +Obligations) / (SE + Minority)	48.5%	46.5%	200 bps	50.4%	-190 bps	48.5%	50.4%	-190 bps

1)    Adjusted by capitalized interestes.

2)    Adjusted by expenses with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3)    Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638.

4)    Cash and cash equivalents, and short-term investments.

5)    Backlog results include ventures that are subject to restriction due to a suspensive clause.

FINANCIAL RESULTS

▪  2Q16 net revenue recognized by the “PoC” method was R$212.6 millions in the Gafisa segment and
R$260.7 millions in the Tenda segment. This resulted in 2Q16 consolidated revenue of R$473.3 millions, a decrease of 20.0% year-on-year and an increase of 16.7% from the previous quarter. In 6M16, consolidated net revenue was R$878.9 millions, a reduction of 20.9% compared with 6M15.

▪  Adjusted gross profit for 2Q16 was R$138.3 millions, higher than R$110.2 millions in 1Q16 and lower than R$200.4 millions recorded in the past year. Adjusted gross margin reached 29.2%, compared to 27.2% in 1Q16 and 33.9% in the 2Q15. The Gafisa segment accounted for an adjusted gross profit of R$65.3 millions, with an adjusted gross margin of 30.7%, while the Tenda segment accounted for an adjusted gross profit of R$73.0 millions, with a margin of 28.0%. In the first half of the year, adjusted gross profit was R$248.5 millions with adjusted gross margin of 28.3%, compared to R$379.7 millions in 1H15.

▪  Consolidated Adjusted EBITDA was R$22.4 millions in 2Q16, with an adjusted EBITDA margin of 4.7%. The Gafisa segment reported adjusted EBITDA of R$12.5 millions, while the Tenda segment’s adjusted EBITDA was R$21.8 millions. In 1H16, consolidated Adjusted EBITDA was R$37.9 millions, 78% lower than R$169.2 millions in 1H15. Please note that consolidated adjusted EBITDA includes Alphaville equity income, while the Gafisa segment’s adjusted EBITDA is net of this effect.

▪  The Company reported a 2Q16 net loss of R$38.5 millions compared to a net loss of R$53.2 millions in 1Q16, and net profit of R$28.5 millions in 2Q15. The Gafisa segment reported a net loss of R$47.1 millions, while the Tenda segment reported a net profit of R$8.6 millions. In the 1H16, the Company reported a consolidated net loss of R$91.7 millions.

▪  Operating cash generation totaled R$38.2 millions in 2Q16, finishing the quarter with cash generation of R$134.9 millions. Cash burn in the quarter was R$32.5 millions, with an accumulated cash burn of R$4.2 millions in 6M16.

OPERATING RESULTS

▪  Total Company launches were R$545.0 millions in 2Q16, comprised of 14 projects in the states of São Paulo, Rio de Janeiro, Minas Gerais, Bahia and Rio Grande do Sul, up from R$482.0 millions launched in 2Q15. The Gafisa segment accounted for 24% of the quarter’s launches, while the Tenda segment accounted for the remaining 76%. First half 2016 launches totaled R$853.7 millions.

▪  Net pre-sales totaled R$454.5 millions in 2Q16, an increase of 36.4% from the R$333.3 millions recorded in 1Q16 and 14.6% lower y-o-y. The Gafisa segment accounted for R$129.5 millions and the Tenda segment for R$325.0 millions in 1Q16. Consolidated sales from launches in the quarter represented 18.6% of the total, while sales from inventory comprised the remaining 81.4%. The Company reached R$787.9 millions in net pre-sales in the first six months of the year.

▪  Consolidated sales over supply (SoS) reached 13.9% in 2Q16 compared to 10.6% in 1Q16 and 15.9% in 2Q15. On a trailing 12-month basis, Gafisa’s SoS was 26.5%, while Tenda’s SoS was 54.2%.

▪  Consolidated inventory at market value remained stable in 2Q16, at R$2.8 billions. Gafisa’s inventory ended the quarter at R$1.9 billions, while Tenda’s inventory totaled R$906.3 millions.

▪  Throughout the second quarter, the Company delivered 14 projects/phases, totaling 3,136 units, accounting for R$687.7 millions in PSV. In regards tp the first six months, the company delivered 19 projects/phases and 3,791 units, accounting for R$854.2 millions in PSV.

ANALYSIS OF RESULTS

Gafisa Segment

Sales Volume, Revenue Level and Profitability Impacted by the
 Challenging Market Environment

Table 2 – Gafisa Segment – Operating and Financial Highlights (R$ 000 and % Gafisa)

	2Q16	1Q16	Q/Q(%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Launches	130,360	80,104	63%	252,585	-48%	210,464	327,812	-36%
Net pre-sales	129,519	66,842	94%	242,185	-47%	196,361	421,992	-53%
Net pre-sales of launches	35,867	8,187	338%	66,973	-46%	44,054	81,409	-46%
Sales over Supply (SoS)	6.3%	3.3%	300 bps	10.5%	-420 bps	9.3%	16.9%	-760 bps
Delivered projects (Units)	1,241	191	550%	1,498	-17%	1,432	3,345	-57%
Net Revenue	212,628	170,982	24%	348,392	-39%	383,610	688,450	-44%
Adjusted Gross Profit[1]	65,325	35,979	82%	127,101	-49%	101,304	252,603	-60%
Adjusted Gross Margin[1]	30.7%	21.0%	970 bps	36.5%	-580 bps	26.4%	36.7%	-1,030 bps
Adjusted EBITDA [2]	12,491	(18,140)	-169%	52,400	-76%	(5,649)	110,690	-105%
Adjusted EBITDA Margin [2]	5.9%	-10.6%	1,650 bps	15.0%	-910 bps	-1.5%	16.1%	-1,760 bps
Net Income (Loss)	(47,061)	(58,021)	-19%	8,452	-657%	(105,082)	28,656	-467%
Backlog Revenues	366,368	427,365	-14%	664,074	-45%	366,368	664,074	-45%
Backlog Results[3]	133,975	159,970	-16%	265,190	-49%	133,975	265,190	-49%
Backlog Margin³	36.6%	37.4%	-80 bps	39.9%	-330 bps	36.6%	39.9%	-330 bps

1)         Adjusted by capitalized interestes.

2)         Adjusted by expenses with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3)         Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638.

4)         Backlog results include ventures that are subject to restriction due to a suspensive clause.

The uncertainty in Brazil’s economic and political environment negatively impacted demand in the mid-high income segment and continued to hurt the Gafisa segment’s operational performance. Despite a greater share of projects launched before 2015 in the 2Q16 gross sales mix (68.7% of gross sales), the high volume of dissolutions related to these projects (95.2% of dissolutions in the quarter) ended up concentrating part of the net volume of sales from inventory of more recent projects. Thus, revenues in the quarter were impacted again for the following items: (i) lower volume of net sales in the period; and (ii) higher concentration of net sales in projects with slower evolution of work progress.

The Gafisa segment ended 2Q16 with a gross margin of 12.3% compared to 25.9% in 2Q16 and 2.0% in the past quarter, reflecting a modest rebound from 1Q16. 2Q16 was still impacted by dissolutions related to commercial projects (R$28.4 millions – 21.4% of total PSV dissolutions) and due to the effects of pricing pressure related to the resale of cancelled units. Adjusted Gross Margin reached 30.7% in the quarter and 26.4% in the first half of the year.

In 2Q16 the Gafisa segment maintained a level of SG&A expenses more in line with the current level of the business cycle and market demand, posting a y-o-y reduction of 21.2% and ending 1H16 down 10.6% from 1H15.

Net Income

Net loss for the period was R$47.1 millions compared to a loss of R$58.0 millions in 1Q16 and a profit of R$8.5 millions in 2Q15. Excluding the net loss from Alphaville equity income, which totaled R$12.0 millions in the quarter, the Gafisa segment reported a 2Q16 net loss of R$35.1 millions, compared to a net loss of R$68.9 millions in 1Q16 and net profit of R$3.3 millions in 2Q15. In 1H16, the Gafisa segment posted a net loss of R$104.0 millions.

 As previously stated, this was due to the following items: (i) volume and mix of net sales in the period, and (ii) the effect of the negative contribution of AUSA equity income, due to the lower operating volume (launches and sales), reflecting on the quarter's revenue level and also to AUSA’s net financial result, impacted by the higher cost of debt, compared to the previous year.In 1H16, net loss including Alphaville reached R$105.1 millions.

Table 3 – Gafisa Segment – Net Income (R$ Millions)

	2Q16	1Q16	2Q15	6M16	6M15
Adjusted Gross Profit	65.3	36.0	127.1	101.3	252.6
Adjusted Gross Margin	30.7%	21.0%	36.5%	26.4%	36.7%
Net Income	(47.1)	(58.0)	8.5	(105.1)	28.7
Equity Income from Alphaville	(12.0)	10.9	5.2	(1.1)	22.2
Net Profit Ex- Alphaville	(35.1)	(68.9)	3.3	(104.0)	6.5

Tenda Segment

Operating and Financial Profitability Supported
by Increased Scale and the Improved Performance of the New Model

                Table 4 – Tenda Segment – Operating and Financial Highlights (R$ 000 and % Tenda)

	2Q16	1Q16	Q/Q(%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Launches	414,678	228,544	81%	229,366	81%	643,222	467,720	38%
Net pre-sales	324,992	266,497	22%	289,946	12%	591,489	533,483	11%
Net pre-sales of Launches	129,406	21,930	490%	41,028	215%	151,336	86,308	75%
Sales over Supply ( SoS)	26.4%	23.9%	250 bps	28.2%	-180 bps	39.5%	41.9%	-240 bps
Delivered projects ( Units)	1,895	464	308%	1,240	53%	2,359	2,927	-19%
Net Revenue	260,743	234,552	11%	243,137	7%	495,295	422,580	17%
Adjusted Gross Profit[1]	72,951	74,260	-2%	73,285	0%	147,211	127,085	16%
Adjusted Gross Margin[1]	28.0%	31.7%	-370 bps	30.1%	-210 bps	29.7%	30.1%	-40 bps
Adjusted EBITDA[2]	21,858	22,755	-4%	15,221	44%	44,613	36,335	23%
Adjusted EBITDA Margin[2]	8.4%	9.7%	130 bps	6.3%	210 bps	9.0%	8.6%	40 bps
Net Income ( Loss)	8,622	4,794	80%	20,035	-57%	13,416	31,481	-57%
Backlog Revenues	301,000	281,506	7%	237,309	27%	301,000	237,309	27%
Backlog Results[3]	125,889	115,060	9%	99,048	27%	125,889	99,048	27%
Backlog Margin³	41.8%	40.9%	90 bps	41.7%	10 bps	41.8%	41.7%	10 bps

1) Adjusted by capitalized interestes.

2) Adjusted by expenses with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638.

4) Backlog results include ventures that are subject to restriction due to a suspensive clause.

During 2Q16, the Tenda segment continued to scale its operations, supported by positive demand levels, which stimulated sales and launches.

Adjusted gross margin went down to 28.0% in the second quarter, compared to 31.7% in the 1Q16 and 30.1% in the previous year, as a result of the completion of the receivables portfolio revision, started in 4Q15, which resulted in additional provisioning of R$14.6 millions in 2Q16. In April, as a result of major credit constraints, Tenda chose to be more flexible in its discount policy as an initiative to recover sales volume. This initiative was a one-off situation that normalized in subsequent months.

Selling, general and administrative expenses ended the 1H16 at R$79.7 millions, 18.9% higher than 1H15, but in line with the expansion of Tenda’s operations; launch volume increased by 37.5% in 6M16, compared to the same period last year.

Adjusted EBITDA totaled R$21.9 millions, with adjusted EBITDA margin of 8.4% in 2Q16. Adjusted EBITDA increased from R$15.2 millions in 2Q15 and decreased from R$22.8 millions in 1Q16.

Net Income

The Tenda segment’s 2Q16 net income was R$8.6 millions, up from net income of R$4.8 millions recorded in 1Q16 and down from net income of R$20.0 millions in 2Q15. In 6M16, net income was R$13.4 millions.

The 2Q16 results are attributable to: (i) higher volume of revenues, mitigating the effect of the lower gross margin; and (ii) a lower impact from Other Operating Revenues/Expenses.

Table 5 –Tenda Segment – Net Income (R$ Millions)

	2Q16	1Q16	2Q15	6M16	6M15
Adjusted Gross Profit	73.0	74.3	73.3	147.2	127.1
Adjusted Gross Margin	28.0%	31.7%	30.1%	29.7%	30.1%
Net Income	8.6	4.8	20.0	13.4	31.4

RECENT EVENTS

UPDATE SHARE BUYBACK PROGRAM

Referring to the current share buyback program, through July 11, 2016, the Company has acquired 4.5 millions shares or 55% of the total amount authorized, with a maximum amount of 8,198,565 shares. It is worth mentioning that the Company reaffirms its commitment to capital discipline. The execution of the program is conditional on the maintenance of Gafisa’s Consolidated Net Debt to Equity ratio at a level equal or lower than 60%. The Company’s Executive Officers are authorized to determine the opportunities in which operations will be performed, as well as the amount of shares to be traded.

UPDATE ON THE SEPARATION PROCESS OF THE GAFISA AND TENDA UNITS

In 2016, the Company has continued working on the potential separation of the Gafisa and Tenda business units. Since studies began in February 2014, several activities have been undertaken to enable these two business units to become more independent, both from an operational viewpoint and in terms of capital structure. As previously informed via Material Fact, such procedures are still in progress, but are taking more time to complete than initially planned.

The Company will keep its shareholders and the market informed about the process and any developments pertaining to the issues mentioned above.

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with average unit prices above R$250,000. 00.

Operating Results | Launches and Pre-Sales

Second quarter launches totaled R$130.4 millions and consisted of 2 projects/phases in São Paulo. The sales speed of these launches reached 21.0%. In 6M16, the Gafisa segment reached R$210.5 millions in launches or 23.9% of consolidated launches.

.

Second quarter gross pre-sales in the Gafisa segment totaled R$262.0 millions. Dissolutions in 2Q16 were R$132.5 millions, yielding total net pre-sales of R$129.5 millions, up 93.8% q-o-q and down 46.5% y-o-y. Out of total dissolutions in the quarter, 21.5% were related to corporate projects, while residential dissolutions corresponded to the remaining 78.5%. In 1H16, net pre-sales totaled R$196.4 millions.

Despite headwinds in Brazil’s political and economic scenario, the segment was capable of achieving an improved performance in 2Q16 relative to the previous quarter. Gross sales totaled R$262.0 millions, 10.5% higher than the previous quarter. The slight improvement in sales performance from 1Q16 signals a marginal improvement in the consumer environment and a potentially improving scenario in 2H16. Another positive trend in 2Q16 was the lower volume of dissolutions compared to 1Q16, which returned to average levels posted in 2015.

As a main operational guideline for the year, the Company continues to focus its efforts on the sale of remaining units. As a result, 77.6% of net sales for the period were related to projects with launches before 2016. The dissolutions, in turn, were concentrated in the units launched prior to 2014, impacting the level of revenue in the period.

Table 6 – Gafisa Segment – Launches and Pre-sales (R$ 000)

	2Q16	1Q16	Q/Q(%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Launches	130,360	80,104	63%	252,585	-48%	210,464	327,812	-36%
Pre- Sales	129,519	66,842	94%	242,185	-47%	196,361	421,992	-53%

Sales over Supply (SoS)

The Gafisa segment’s SoS for the last twelve months reached 26.5% compared to 27.7% in the same period last year. In the 2Q16, SoS was 6.3% compared to 3.3% in 1Q16 and 10.5% in 2Q15.

Dissolutions

The weak economic conditions observed in 2016 and the strong recession have directly impacted consumer confidence and, accordingly, the level of gross sales and dissolutions. Due to the challenging operating environment, the level of dissolutions in the Gafisa segment reached R$132.5 millions in 2Q16, down sequentially compared to R$170.3 millions in 1Q16 and up from R$115.6 millions in 2Q15. In 1H16, the total volume of dissolutions was R$302.8 millions.

Over the last three years, the Company has been working on initiatives to strengthen the credit review component of its sale process. In doing so, the Company intends to reduce the level of dissolutions throughout the construction and delivery cycle. Given the current economic uncertainties and corresponding effects on the real estate market, the reduction in dissolutions has been slower than expected.

A comprehensive approach in the credit review process at the time of sale has generated a more efficient process of transferring Gafisa customers to financial institutions, even amid an unfavorable economic environment. As an example of the efficiency achieved in this process, only 9.2% of those who asked for transfers in 1H16 have been rejected by the bank’s credit analysis. (i.e. out of the 656 units asking for transfers, only 60 were not accepted)

In recent quarters the Gafisa segment has been able to reduce the level of dissolutions by enabling customers facing financial pressure to swap their units for those that better match their financial position. This exchange process reflects the flexibility of Gafisa’s product portfolio. In 1H16, R$56.2 millions of new sales were made to clients who opted for swaps.

In the quarter, 243 Gafisa units were cancelled and 143 units, representing R$73.4 millions, were already resold within the period. In 1H16, 500 units were cancelled, with the resale of 259 units in the same period, or R$135.3 millions.

Inventory

Gafisa is maintaining its focus on inventory reduction initiatives. Projects launched prior to 2016 represented 72.3% of net sales in the period. The market value of the Gafisa segment’s inventory decreased by 3.1% q-o-q, and 7.8% y.o.y, totaling R$1.9 billions. The reduction reflects current market conditions, the effect of sales income in the period, as well as pricing adjustments on some inventory projects. Finished units outside of core markets accounted for R$51.2 millions, or 2.7% of total inventory.

Table 7 – Gafisa Segment – Inventory at Market Value (R$ 000)

	Inventories BoP 1Q16	Launches	Dissolutions	Gross Sales	Adjustments¹	Inventories EoP 2Q16	Q/Q (%)
São Paulo	1,432,958	130,360	108,139	(217,823)	(66,661)	1,386,973	-3.2%
Rio de Janeiro	485,622	-	20,520	(29,671)	(980)	475,491	-2.1%
Other Markets	56,346	-	3,804	(14,488)	5,498	51,160	-9.2%
Total	1,974,926	130,360	132,463	(261,982)	(62,143)	1,913,624	-3.1%

¹ The Period Adjustment reflect the updates related to the project scope, release date and pricing update in the period.

During the same period, finished units represented R$451.2 millions, or 23.6% of total inventory. Inventory from projects launched outside core markets, which is comprised exclusively of finished units, represented R$51.2 millions, a decrease of 51.5% when compared to R$105.4 millions in 2Q15 and down 9.2% from 1Q16. The Company estimates that through the beginning of 2017, it will have monetized a large portion of its inventory in non-core markets, based on the sales rate observed in these markets over the past few quarters.

In regards to Gafisa’s inventory, approximately 46% or R$869.7 millions, is concentrated in projects to be delivered after 2Q17 and will not significantly increase the segment’s inventory of finished units in the short term.

Table 8 – Gafisa Segment – Inventory at Market Value- Work Status (R$ 000)

	Not Initiated	Up to 30% built	30% a 70% built	More than 70% built	Finished Units	Total 2Q16
São Paulo	77,501	-	679,702	501,811	127,959	1,386,973
Rio de Janeiro	-	4,404	90,994	107,979	272,114	475,491
Other Markets	-	-	-	-	51,160	51,160
Total	77,501	4,404	770,696	609,790	451,233	1,913,624

Inventory at market value includes projects in partnership. This index is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPCs 18, 19 and 36.

Inventory Delivery Schedule

Landbank

The Gafisa segment landbank, with a PSV of R$5.6 billions, is comprised of 34 land parcels, representing 45 potential projects/phases, and corresponding to nearly 11.1 units. 69% of potential projects/phases are located in São Paulo and 31% are located in Rio de Janeiro. The largest portion of land acquired through swap agreements is located in Rio de Janeiro, impacting the total percentage of land acquired through swaps, to a total of 57.3%.

Table 9 – Gafisa Segment - Landbank (R$ 000)

	PSV (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	3,838,867	51%	51%	0%	8,016	8,744
Rio de Janeiro	1,728,250	72%	72%	0%	2,328	2,382
Total	5,567,117	57%	57%	0%	10,344	11,126

¹ The swap percentage is measured compared to historical cost of land acquisition.

² Potential units are net of swaps and refer to the Gafisa’s and/or its partners’ stake in the project.

Table 10 - Gafisa Segment - Changes in the Landbank (1Q16 x 2Q16 - R$ 000)

	Inicial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	4,048,411	-	(130,360)	-	(79,184)	3,838,867
Rio de Janeiro	1,661,840	65,693	-	-	717	1,728,250
Total	5,710,251	65,693	(130,360)	-	(78,467)	5,567,117

In 2Q16, the Company acquired a new parcel with PSV potential of R$66.7 millions and an acquisition cost of R$15.7 millions. It was financed by 100% cash and an initial disbursement of R$5.0 millions. The disbursement schedule is subject to the launch.

The quarterly adjustments reflect updates related to project scope, expected launch date and other adjustments to the landbank during the period.

Gafisa Sales

Gafisa Vendas, the Company’s independent sales unit, with operations in São Paulo and Rio de Janeiro, accounted for 63% of gross sales in the semester.

Gafisa Vendas currently has a team of 579 highly trained, dedicated consultants, in addition to an online sales force.

Gafisa Segment Delivered Projects

During 2Q16, 4 projects/phases totaling 1,241 units were delivered, accounting for R$412.3 millions in PSV. In 6M16, 6 projects/phases totaling 1,432 units were delivered, accounting for R$517.1 millions in PSV. Currently, Gafisa has 25 projects under construction, all of which are on schedule according to the Company’s business plan.

Transfers

Over the past few years, the Company has been taking steps to improve the performance of its receivables/transfer process, in an attempt to achieve higher rates of return on invested capital. Currently, the Company’s strategy is to transfer 90% of eligible units in a 90-day period after the delivery of the project. In accordance with this policy, transfers totaled R$142.7 millions in PSV in the second quarter.

Table 11 – Gafisa Segment – Delivered Projects

	2Q16	1Q16	Q/Q(%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
PSV Transferred ¹	142,697	110,023	30%	169,829	-16%	252,720	367,843	-31%
Delivered Projects	4	2	100%	5	-20%	6	14	-57%
Delivered Units	1,241	191	550%	1,498	-17%	1,432	3,345	-57%
Delivered PSV²	412,307	104,842	293%	777,258	-47%	517,149	1,346,717	-62%

1) PSV refers to potential sales value of the units transferred to financial institutions.

2) PSV = Potential sales value of delivered units.

Financial Results

Revenue

2Q16 net revenues for the Gafisa segment totaled R$212.6 millions, up 24.4% q-o-q and down 39.0% y-o-y, as a result of higher sales volume compared to 1Q16 and the sales mix, with a higher concentration of projects launched from 2015. In 1H16, net revenue reached R$383.6 millions.

In the quarter, 100% of Gafisa segment revenues were derived from projects located in Rio de Janeiro and São Paulo. The table below provides additional details.

Table 12 – Gafisa Segment – Revenue Recognition (R$ 000)

		2Q16				2Q15
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2016	35,867	28%	5,713	3%	-	0%	-	0%
2015	39,924	31%	38,020	18%	66,973	28%	-	0%
2014	33,996	26%	93,970	44%	57,530	24%	54,173	16%
2013	9,655	7%	49,796	23%	39,878	16%	76,279	22%
≤ 2012	10,077	8%	25,129	12%	77,804	32%	217,940	62%
Total	129,519	100%	212,628	100%	242,185	100%	348,392	100%
SP + RJ	118,835	92%	212,543	100%	234,710	97%	346,949	100%
Other Markets	10,684	8%	85	0%	7,475	3%	1,443	0%

Gross Profit & Margin

2Q16 gross profit for the Gafisa segment was R$26.1 millions, up from R$3.5 millions in 1Q16, and down from R$90.3 millions in the prior year period, due to a lower top line result. Gross margin in the quarter reached 12.3%, higher q-o-q, but still negatively impacted by the higher volume of dissolutions, mainly those related to corporate projects (R$28.4 millions – 21.4% of total PSV cancelled) and the effect of pricing differences. Excluding financial impacts, adjusted gross margin reached 30.7% in 2Q16 compared to 21.0% in 1Q16 and 36.5% in 2Q15.

The table below contains more details on the breakdown of 2Q16 Gafisa’s gross margin.

Table 13 - Gafisa Segment – Gross Margin (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Net Revenue	212,628	170,982	24%	348,392	-39%	383,610	688,450	-44%
Gross Profit	26,084	3,456	655%	90,268	-71%	29,540	188,415	-84%
Gross Margin	12.3%	2.0%	1,030 bps	25.9%	-1,360 bps	7.7%	27.4%	-1,970 bps
(-) Financial Costs	39,241	32,523	21%	(36,833)	-	71,764	(64,188)	-
Adjusted Gross Profit	65,325	35,979	82%	127,101	-49%	101,304	252,603	-60%
Adjusted Gross Margin	30.7%	21.0%	970 bps	36.5%	-580 bps	26.4%	36.7%	-1,030 bps

Table 14 – Gafisa Segment – Gross Margin Breakdown (R$ 000)

	SP + RJ	Other Markets	2Q16
Net Revenue	212,543	85	212,628
Adjusted Gross Profit	65,213	111	65,324
Adjusted Gross Margin	30.7%	130.5%	30.7%

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$39.8 millions in the 2Q16, down 21.2% y-o-y and 9.1% q-o-q. In the 6M16, these expenses totaled R$83.5 millions, 10.6% down from the R$93.4 millions in the past year.

While selling expenses decreased 11.9% compared to 2Q15, they increased 20.9% from 1Q16, due to an increased level of launch volumes and higher required sales and marketing investments to stimulate demand. Year-to-date, the sales expenses remained stable compared to 6M15.

The segment’s general and administrative expenses reached R$19.5 millions in 2Q16, a decrease of 28.9% compared to the previous year and 27.7% compared to 1Q16. In the quarter, and as an effect of the current market moment, the Company has not provisioned any amount related to profit sharing. In the 6M16, G&A expenses reached R$46.5 millions compared to R$56.4 millions in 6M15, a decrease of 17.4%.

The improved balance in the Gafisa segment’s SG&A levels reflects the Company's commitment to improving operational efficiency and achieving a level of costs and expenses that is more in line with the current economic outlook.

Table 15 – Gafisa Segment – SG&A Expenses (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Selling Expenses	(20,245)	(16,746)	21%	(22,976)	-12%	(36,991)	(37,068)	0%
G&A Expenses	(19,524)	(27,002)	-28%	(27,466)	-29%	(46,526)	(56,351)	-17%
Total SG&A Expenses	(39,769)	(43,748)	-9%	(50,442)	-21%	(83,517)	(93,419)	-11%
Launches	130,360	80,104	63%	252,585	-48%	210,464	327,812	-36%
Net Pre-sales	129,519	66,842	94%	242,185	-47%	196,361	421,992	-53%
Net Revenue	212,628	170,982	24%	348,392	-39%	383,610	688,450	-44%

Other Operating Revenues/Expenses reached R$19.0 millions in 2Q16, a decrease of 11.3% compared to 2Q15, and an increase of 30.1% compared to 1Q16.

The Company continues to be proactive in mitigating risks associated with potential contingencies.

The table below contains more details on the breakdown of this expense.

                                     Table 16 – Gafisa Segment – Other Operating Revenues/Expenses (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Litigation Expenses	(15,461)	(15,804)	-2%	(24,622)	-37%	(31,265)	(44,587)	-30%
Other	(3,496)	1,228	-	3,244	-	(2,268)	(5,312)	-57%
Total	(18,957)	(14,576)	30%	(21,378)	-11%	(33,533)	(49,899)	-33%

A higher volume of deliveries over the past three years, due to the delivery of delayed projects in legacy regions, led to an increase in the level of contingencies. The Gafisa segment has since concentrated its operations on the metropolitan regions of São Paulo and Rio de Janeiro. This strategic geographical positioning, combined with improved internal processes, is expected to result in fewer future legal claims and a subsequent decrease in the amount of expenses related to contingencies in the following years.

Adjusted EBITDA

Adjusted EBITDA for the Gafisa segment was R$12.5 millions in 2Q16, an improvement from the negative R$18.1 millions in 1Q16 and lower than the R$52.4 millions recorded in 2Q15. Year-to-date adjusted EBITDA was negative R$5.6 millions compared to the positive result of R$110.7 millions in 6M15. 2Q16 Adjusted EBITDA was impacted year-over-year by the following factors: (i) lower revenue in the quarter due to the volume and sales mix; and (ii) decreased gross margin level in 2Q16. As a reminder, adjusted EBITDA for the Gafisa segment does not include equity income from Alphaville.

The adjusted EBITDA margin reached 5.9% in 2Q16, compared to 15.0% in 2Q15, and a negative margin of 10.6% in 1Q16. The adjusted EBITDA margin for the 6M16 was negative 1.5%.

Table 17 – Gafisa Segment -  Adjusted EBITDA (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Net Profit (Loss)	(47,061)	(58,021)	-19%	8,452	-	(105,082)	28,656	-
(+) Financial Results	2,039	44	4534%	2,966	-31%	2,083	12,710	-84%
(+) Income Taxes	(421)	5,990	-	278	-	5,569	7,628	-27%
(+) Depreciation & Amortization	5,644	9,508	-41%	8,079	-30%	15,152	16,358	-7%
(+) Capitalized interests	39,241	32,523	21%	36,833	7%	71,764	64,187	12%
(+) Expense stock Option Plan	1,300	1,891	-31%	1,850	-30%	3,191	3,940	-19%
(+) Minority Shareholders	(203)	805	-	(848)	-76%	602	(619)	-
(-) Alphaville Income Effect	11,952	(10,880)	-	(5,210)	-	1,072	(22,170)	-
Adjusted EBITDA	12,491	(18,140)	-	52,400	-76%	(5,649)	110,690	-105%
Net Revenue	212,628	170,982	24%	348,392	-39%	383,610	688,450	-44%
Adjusted EBITDA Margin	5.9%	-10.6%	1,650 bps	15.0%	-910 bps	-1.5%	16.1%	-1,760 bps

              1) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method totaled R$134.0 millions in 2Q16. The consolidated margin was 36.6% in the quarter, compared to 39.9% posted in last year’s second quarter.

Table 18 – Gafisa Segment – Backlog Results (REF) (R$ 000)

	2Q16	1Q16	Q/Q(%)	2Q15	Y/Y(%)
Backlog Revenues	366,368	427,365	-14%	664,074	-45%
Backlog Costs (units sold)	(232,393)	(267,395)	-13%	(398,884)	-42%
Backlog Results	133,975	159,970	-16%	265,190	-49%
Backlog Margin	36.6%	37.4%	-80 bps	39.9%	-330 bps

                              ¹ Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638

² Backlog results include ventures that are subject to restriction due to a suspensive clause.

TENDA SEGMENT

Focuses on affordable residential developments, classified within the Range II ofMinha Casa Minha Vida Program.00

Operating Results | Launches and Sales

Second quarter launches totaled R$414.7 millions and included 12 projects/phases in the states of São Paulo, Rio de Janeiro, Minas Gerais, Bahia and Rio Grande do Sul. The Tenda segment accounted for 76.1% of launches in the quarter. In the first half of the year, the launch volume reached R$643.2 millions.

During 2Q16, gross sales reached R$382.9 millions and dissolutions were R$57.9 millions, resulting in total net pre-sales of R$325.0 millions, 21.9% higher than the last quarter and 12.1% higher y-o-y.

In the 6M16, the volume of dissolutions was R$104.2 millions and net pre-sales totaled R$591.5 millions. In 6M16, 74.4% of total net sales were related to remaining units.

Table 19 – Tenda Segment – Launches and Pre-sales (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Launches	414,678	228,544	81%	229,366	81%	643,222	467,720	38%
Pre-Sales	324,992	266,497	22%	289,946	12%	591,489	533,483	11%

Sales Over Supply (SoS)

In 2Q16, sales velocity (sales over supply) was 26.4%, and on a trailing 12-month basis, Tenda’s SoS was 54.2%.

Below is a breakdown of Tenda’s SoS, which includes both legacy and New Model projects.

	2Q15	3Q15	4Q15	1Q16	2Q16
New Model	35.2%	27.1%	24.9%	26.9%	28.9%
Legacy	12.0%	11.4%	5.2%	10.7%	11.9%
Total	28.2%	23.0%	20.9%	23.9%	26.4%

	2Q15	3Q15	4Q15	1Q16	2Q16
New Model	37.4%	29.6%	27.4%	29.7%	32.2%
Legacy	24.3%	19.4%	13.3%	20.7%	25.0%
Total	33.4%	26.9%	24.4%	28.0%	31.1%

Dissolutions

The level of dissolutions in the Tenda segment totaled R$57.9 millions in 2Q16, an increase of 7.8% compared to 2Q15 and 25.3% compared to 1Q16, in line with the increasing volume of gross sales in this quarter.

Due to its transfer policy, which occurs immediately after the sale, and the reduction of the legacy portfolio, the Tenda segment continues to support a lower volume of dissolutions. The percentage of dissolutions over gross sales reached 15.1%, despite the 58.5% of the legacy projects in this quarter’s total volume of dissolutions.

Table 22. PSV Dissolutions  Tenda Segment (R$ 000 and % of total gross sales)

	2Q15	% GS	3Q15	% GS	4Q15	% GS	1Q16	% GS	2Q16	% GS
New Model	15,648	4.5%	19,576	6.8%	22,201	8.0%	20,490	6.6%	24,030	6.3%
Legacy	38,115	11.1%	22,447	7.8%	17,686	6.4%	25,736	8.2%	33,904	8.9%
Total	53,763	15.6%	42,023	14.6%	39,887	14.4%	46,226	14.8%	57,934	15.1%

Tenda remained focused on the completion and delivery of legacy projects. In addition, the Company is dissolving contracts with ineligible clients to sell the related units to new, qualified customers.

During the quarter, 392 units were cancelled and returned to inventory, of which 238 units were resold to qualified customers during the same period. The sale and transfer process plays an important role in Tenda’s business model. It is expected that within a 90-day period, the effective sale and transfer process will be completed.

Tenda Segment Transfers

In the 2Q16, 2,051 units were transferred to financial institutions, representing R$261.6 millions in net pre-sales.

Table 23 – Tenda Segment - PSV Transferred- Tenda (R$ 000)

	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16
New Model	69,563	59,736	67,621	114,939	199,423	194,719	165,691	236,120	205,410
Legacy	154,155	100,361	74,773	59,110	61,566	53,912	40,050	30,642	56,184
Total	223,717	160,097	142,393	174,049	260,989	248,631	205,741	266,762	261,594

1) PSV transferred refers to the conclusion of the transfer operation.
2) PSV = Potential sales volume of the units.

Tenda Segment Delivered Projects

During 2Q16, Tenda delivered 10 projects/phases and 1,895 units, accounting for a PSV of R$275.4 millions. In 6M16, 13 projects/phases and 2,359 units were delivered, accounting for R$337.1 millions in PSV.

Inventory

The market value of Tenda’s inventory was R$906.3 millions at the end of the 2Q16, up 6.7% compared to R$849.1 millions at the end of 1Q16. Inventory related to the legacy units totaled R$160.6 millions or 17.7% of the total Tenda inventory, down 12.6% versus 1Q16 and 58.9% compared to 2Q15. During the quarter, inventory units within the Minha Casa Minha Vida program totaled R$882.3 millions, or 97.3% of total inventory, while units outside the program totaled R$24.0 millions, a decrease of 28.8% q-o-q and of 83.0% y-o-y.

Table 24 –Tenda Segment – Inventory at Market Value (R$ 000) – by Region

	Inventory EP 1Q16	Launches	Dissolutions	Pre- Sales	Price Adjustments + Others	Inventory EP 2Q16	% Q/Q
São Paulo	191,325	103,418	10,801	(89,816)	(7,254)	208,474	9%
Rio Grande do Sul	87,972	43,350	10,218	(45,005)	(2,285)	94,250	7%
Rio de Janeiro	173,575	148,806	16,534	(95,130)	(5,983)	237,802	37%
Bahia	154,492	77,856	5,697	(66,110)	(6,215)	165,720	7%
Pernambuco	91,884	0	2,948	(35,948)	(7,269)	51,615	-44%
Minas Gerais	111,457	41,248	8,267	(38,231)	(3,507)	119,234	7%
Other	38,377	0	3,469	(12,687)	69	29,228	-24%
Total Tenda	849,082	414,678	57,934	(382,927)	(32,444)	906,323	7%
MCMV	815,298	414,678	48,367	(364,225)	(31,845)	882,273	8%
Out of MCMV	33,784	0	9,567	(18,702)	(599)	24,050	-29%

1) The quarter adjustments reflect updates related to project scope, expected launch date and price adjustments during the period.

Table 25 – Tenda Segment – Inventory at Market Value – Work Status(R$ 000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units¹	Total 2Q16
New Model – MCMV	225,797	319,898	88,675	96,243	15,078	745,691
Legacy – MCMV	-	-	59,755	-	76,827	136,582
Legacy – Out of MCMV	-	-	-	-	24,050	24,050
Total Tenda	225,797	319,898	148,430	96,243	115,955	906,323

1) Inventory at market value includes projects in partnership. This index is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPC’s 18, 19 and 36.

Regarding inventory projects, the Tenda segment is still awaiting legal approval for a suspended project with a total PSV of R$59.8 millions to move forward with construction.

Tenda Segment Landbank

The Tenda segment landbank, with a PSV of approximately R$4.4 billions, is comprised of 130 different projects/phases. Out of these projects/phases, 26% are located in Bahia, 23% in São Paulo, 21% in Rio de Janeiro, 15% in Rio Grande do Sul, 10% in Pernambuco and 5% in Minas Gerais.  In total, these projects/phases reflect more than 33,000 units.

Table 26 – Tenda Segment - Landbank (R$ 000)

	PSV (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Tenda)	Potential Units (100%)
São Paulo	1,022,884	0%	0%	0%	6,621	6,621
Rio Grande do Sul	685,383	30%	9%	21%	5,112	5,160
Rio de Janeiro	928,335	19%	19%	0%	6,782	6,871
Bahia	1,146,694	4%	4%	0%	9,133	9,152
Pernambuco	458,090	23%	10%	13%	3,655	3,680
Minas Gerais	209,148	39%	39%	0%	1,506	1,540
Total	4,450,534	14%	9%	6%	32,809	33,024

¹ Swap percentage over the historical cost of land acquisition.

² Potential Units are net of swaps and refer to Tenda’s and/or its partners’ stake in the projects.

Table 27 –Tenda Segment – Changes in the Landbank (1Q16 x 2Q16 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Adjustments	Final Landbank
São Paulo	1,090,401	32,364	(103,418)	3,537	1,022,884
Rio Grande do Sul	623,399	113,740	(43,350)	(8,406)	685,383
Rio de Janeiro	1,034,112	65,626	(148,806)	(22,597)	928,335
Bahia	1,177,331	46,568	(77,856)	651	1,146,694
Pernambuco	458,291	0	0	(201)	458,090
Minas Gerais	250,906	0	(41,248)	(510)	209,148
Total	4,634,440	258,298	(414,678)	(27,526)	4,450,534

In 2Q16, the Tenda segment acquired 7 new land plots with a potential PSV of R$258.3 millions. These had an acquisition cost of R$21.9 millions, 56% to be paid in cash and 44% to be paid via swap. The Tenda segment also reinstated land parcels with potential PSV of approximately R$65.5 millions, which were previously for sale; they were added to Tenda segment’s landbank, due to positive results from new feasibility studies.

New Model Update and Turnaround

Tenda is focused on expanding launch volumes under its New Business Model, which is based on three pillars: operational efficiency, risk management, and capital discipline.

The Company continues to operate in six macro regions: São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador and Recife. Tenda has a total of 72 projects/phases and a launched PSV of R$2.7 billions since 2013. Below is a brief description of the average performance of these projects, per region.

Notably, the Tenda segment has delivered 32 projects/phases since 2013, totaling 8,042 units and R$1.1 billion in PSV, all of them maintaining the performance and profitability drivers established in the New Model.

Table 28. Tenda – New Model Monitoring 2013 – 2016

	SP	RJ	BA	PE	MG	RS	2013
Number of Projects	4	1	2	-	-	-	7
Units launched	1,380	300	779	-	-	-	2,459
Total PSV (R$ 000)	189.7	40.4	83.9	-	-	-	314
Units Sold	1,378	284	774	-	-	-	2,436
% Sold	100%	95%	99%	-	-	-	99%
SoS Avg (Month)	11%	6%	5%	-	-	-	9%
Transfers	1,378	271	762	-	-	-	2,411
% Transferred (Sales)	100%	90%	98%	-	-	-	98%
Work Progress	100%	100%	100%	-	-	-	100%

	SP	RJ	BA	PE	MG	RS	2014
Number of Projects	4	4	4	1	1	-	14
Units launched	720	1,511	1,220	432	432	-	4,315
Total PSV (R$ 000)	117.8	224.8	151.5	58.8	60.4	-	613
Units Sold	705	1,448	1,191	425	383	-	4,152
% Sold	98%	96%	98%	98%	89%	-	96%
SoS Avg (Month)	13%	6%	7%	7%	4%	-	7%
Transfers	704	1,283	1,166	411	376	-	3,940
% Transferred (Sales)	98%	86%	96%	95%	87%	-	91%
Work Progress	100%	100%	99%	100%	100%	-	100%

	SP	RJ	BA	PE	MG	RS	2015
Number of Projects	10	7	5	3	2	3	30
Units launched	2,180	1,751	1,584	944	372	880	7,711
Total PSV (R$ 000)	338.2	252.6	198.5	122.3	53.2	123.6	1,088
Units Sold	2,013	1,115	1,181	713	325	796	6,143
% Sold	92%	64%	75%	76%	87%	90%	80%
SoS Avg (Month)	15%	7%	8%	6%	12%	13%	10%
Transfers	1,889	833	959	549	279	626	5,135
% Transferred (Sales)	87%	49%	63%	59%	75%	71%	67%
Work Progress	81%	65%	74%	77%	60%	74%	74%

	SP	RJ	BA	PE	MG	RS	2016
Number of Projects	4	5	4	1	4	3	21
Units launched	820	1,018	1,060	304	780	580	4,562
Total PSV (R$ 000)	131.1	148.8	133.9	38.2	107.7	83.6	643
Units Sold	224	230	266	105	156	110	1,091
% Sold	27%	23%	25%	35%	20%	19%	24%
SoS Avg (Month)	11%	18%	11%	8%	12%	7%	12%
Transfers	132	49	152	57	29	40	459
% Transferred (Sales)	18%	6%	16%	19%	9%	7%	10%
Work Progress	20%	16%	18%	16%	20%	31%	20%

Financial Result

Revenues

Tenda’s 2Q16 net revenues totaled R$260.7 millions, an increase of 7.2% y-o-y, reflecting an increased volume of net sales in the period. As shown in the table below, revenues from new projects represented the majority of total revenues in 2Q16. Tenda’s net revenues totaled R$495.3 millions in 6M16, an increase of 17.2% y-o-y, due to the increased level of operations in the period.

Table 29. Tenda - Pre-Sales and Recognized Revenues (R$ 000)

	2Q16				2Q15
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2016	129,406	40%	38,427	15%	-	0%	-	0%
2015	173,434	53%	220,694	84%	107,472	37%	24,904	10%
2014	1,380	0%	11,205	4%	144,079	50%	145,771	60%
2013	(993)	0%	(884)	0%	1,294	0%	7,566	3%
≤ 2012	21,765	7%	(8,699)	-3%	37,101	13%	64,894	27%
Total	324,992	100%	260,743	100%	289,946	100%	243,137	100%
New Model	303,003	93%	269,441	103%	252,845	87%	178,242	73%
Legacy	21,989	7%	(8,698)	-3%	37,101	13%	64,894	27%

Gross Profit and Margin

2Q16 gross profit totaled R$67.4 millions, in line with R$68.3 millions in 2Q15, and R$68.7 millions in the 1Q16. Gross margin for the quarter reached 25.9%, compared to 28.1% in 2Q15 and 29.3% in 1Q16. The reduction in gross margin is a result of the completion of the receivables portfolio review, started in 4Q15, resulting in additional provisioning of R$14.6 millions in the 2Q16. It In April, as a result of major credit constraints, Tenda chose to be more flexible in its discount policy as an initiative to recover sales volume. This initiative was a one-off situation that normalized in subsequent months.

It is worth mentioning that the adjusted gross margin remained in the level between 28 and 30%, as it has been since 2Q14, as a result of the consolidation of New Model projects, improved performance and profitability and decreased contribution from legacy projects in the breakdown of Tenda’s revenues. 2Q16 adjusted gross margin was 28.0%, lower than the 30.1% seen in 2015 and the 31.7% in 1Q16. In 6M16, Tenda’s adjusted gross margin reached 29.7%.

The table below shows Tenda’s gross margin breakdown in 2Q16.

Table 30. Tenda – Gross Margin (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Net Revenue	260,743	234,552	11%	243,137	7%	495,295	422,580	17%
Gross Profit	67,407	68,745	-2%	68,275	-1%	136,152	119,328	14%
Gross Margin	25.9%	29.3%	-340 bps	28.1%	-220 bps	27.5%	28.2%	-70 bps
(-) Financial Costs	5,544	5,515	1%	5,010	11%	11,059	7,757	43%
Adjusted Gross Profit	72,951	74,260	-2%	73,285	0%	147,211	127,085	16%
Adjusted Gross Margin	28.0%	31.7%	-370 bps	30.1%	-210 bps	29.7%	30.1%	-40 bps

Selling, General and Administrative Expenses (SG&A)

During 2Q16, selling, general and administrative expenses totaled R$42.4 millions, an increase of 8.1% compared to R$39.3 millions in 2Q15 and 13.8% compared to R$37.3 millions in 1Q16. In 1H16, SG&A increased by 18.9%, totaling R$79.7 millions, as a result of a higher volume of Tenda segment operations.

Selling expenses reached R$21.3 millions in 2Q16, an increase of 16.4% from 1Q16 and 20.4% from 2Q15, due to a higher launch volume and increased gross sales in the Tenda segment. It is worth noting that despite the 16.4% increase in selling expenses, gross sales volume outpaced the SG&A expense, increasing 22.4% in the quarter. In 6M16, selling expenses increased 28.9%, totaling R$39.5 millions.

In 2Q16, general and administrative expenses decreased 2.0% compared to 2Q15 and increased 11.3% in the sequential comparison. The difference is a result of the partial reversal of expenses related to the provision for profit sharing recorded in 1Q16, which had a net effect of R$2.0 millions between the quarters. Year-to-date, general and administrative expenses totaled R$40.2 millions, 10.5% above the R$36.4 millions recorded in 2015 and in line with the level of operations of the Tenda segment.

Another step taken by the Tenda segment to improve its operational and financial cycle since 2013 is the reduction in the cost structure to match the Company’s new business model and achieve better profitability.

Table 31. Tenda – SG&A Expenses (R$ 000)

	2Q16	1Q16	Q/Q(%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Selling Expenses	(21,270)	(18,272)	16%	(17,659)	20%	(39,542)	(30,680)	29%
General & Admin Expenses	(21,177)	(19,020)	11%	(21,604)	-2%	(40,197)	(36,387)	10%
Total SG&A Expenses	(42,447)	(37,292)	14%	(39,263)	8%	(79,739)	(67,067)	19%
Launches	414,678	228,544	81%	229,366	81%	643,222	467,720	38%
Net Pre-Sales	324,992	266,497	22%	289,946	12%	591,489	533,483	11%
Net Revenue	260,743	234,552	11%	243,137	7%	495,295	422,580	17%

The Other Operating Revenues/Expenses totaled an expense of R$7.3 millions, a decrease of 52.2% compared to 1Q16, due to the lower impact of the non-recurring effects recorded last quarter.

Below, we present a breakdown of this expense.

Table 32 – Tenda Segment– Other Revenues/Operating Expenses (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Litigation Expenses	(5,597)	(7,084)	-21%	(4,796)	17%	(12,682)	(10,901)	16%
Other	(1,673)	(8,133)	-79%	(6,877)	-76%	(9,805)	(5,806)	69%
Total	(7,270)	(15,217)	-52%	(11,673)	-38%	(22,487)	(16,707)	35%

Adjusted EBITDA

Adjusted EBITDA was R$21.9 millions in 2Q16, compared to adjusted EBITDA of R$22.8 millions in 1Q16 and R$15.2 millions in 2Q15. In 1H16, adjusted EBITDA was R$44.6 millions compared to R$36.3 millions in the last year.

Adjusted EBITDA margin was 8.4% in 2Q16 compared to an adjusted EBITDA margin of 6.3% in 2Q15 and 9.7% in the previous quarter. The y-o-y increase is attributable to: (i) higher volume of net sales in the period, contributing to a higher level of revenue; and (ii) better performance from Other Operating Revenues/Expenses due to a lower impact from non-recurring effects compared to the previous quarter.

In 1H16, adjusted EBITDA margin reached 9.0%.

Table 33. Tenda – Adjusted EBITDA (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Net (Loss) Profit	8,622	4,794	80%	20,035	-57%	13,416	31,481	-57%
(+) Financial results	450	1,897	-76%	(5,651)	-	2,347	(7,179)	-
(+) Income taxes	3,394	6,755	-50%	(6,032)	-	10,149	(1,222)	-
(+) Depreciation & Amortization	3,040	3,190	-5%	3,482	-13%	6,230	6,872	-9%
(+) Capitalized interests	5,544	5,515	1%	5,010	11%	11,059	7,757	43%
(+) Expenses with stock Option Plan	27	533	-95%	533	-95%	560	1,060	-47%
(+) Minority Shareholders	781	71	1000%	(2,156)	-	852	(2,434)	-
Adjusted EBITDA	21,858	22,755	-4%	15,221	44%	44,613	36,335	23%
Net Revenue	260,743	234,552	11%	243,137	7%	495,295	422,580	17%
Adjusted EBITDA Margin	8.4%	9.7%	-130 bps	6.3%	210 bps	9.0%	8.6%	40 bps

1) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2) Tenda does not hold equity interest in Alphaville. In 4Q13, the result of the sale of the participation in Alphaville, which was allocated to Tenda, was excluded.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$125.9 millions in 2Q16. The consolidated margin for the quarter was 41.8%.

Table 34. Tenda – Backlog Results (REF)  (R$ 000)

	2Q16	1Q16	Q/Q(%)	2Q15	Y/Y(%)
Backlog Revenues	301,000	281,506	7%	237,309	27%
Backlog Costs (units sold)	(175,111)	(166,446)	5%	(138,261)	27%
Backlog Results	125,889	115,060	9%	99,048	27%
Backlog Margin	41.8%	40.9%	90 bps	41.7%	10 bps

¹ Backlog results net of PIS/COFINS taxes and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638

² Backlog results include ventures that are subject to restriction due to a suspensive clause.

Balance Sheet and Consolidated Financial Results

Cash and Cash Equivalents

On June 30, 2016, cash and cash equivalents and securities totaled R$618.6 millions, down 21.9% from March 31, 2016.

Accounts Receivable

At the end of 2Q16, total consolidated accounts receivable reached R$2.3 billions, a decrease of 18.1% y-o-y and a decrease of 4.3% q-o-q.

The Gafisa and Tenda segments have approximately R$561.2. millions in accounts receivable from finished units.

Table 35. Total Receivables (R$ 000)

	2Q16	1Q16	Q/Q(%)	2Q15	Y/Y(%)
Receivables from developments (off balance sheet)	692,650	735,725	-6%	935,530	-26%
Receivables from PoC- ST (on balance sheet)	1,285,892	1,328,042	-3%	1,464,279	-12%
Receivables from PoC- LT (on balance sheet)	354,931	374,614	-5%	450,243	-21%
Total	2,333,473	2,438,381	-4%	2,850,052	-18%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Cash Generation

The Company’s operating cash generation reached R$38.2 millions in 2Q16. The Gafisa segment contributed cash generation of R$19.3 millions. The volume of transferred/received units sold to financing agents reached R$142.7 millions. The Tenda segment generated R$18.9 millions in cash, with R$247.2 millions transferred in 2Q16. In the year, the Company presented operating cash generation of R$134.9 millions.

While consolidated operating cash generation reached R$38.2 millions, the Company ended 2Q16 with net cash consumption of R$32.5 millions, totaling R$4.2 millions in 1H16. This result does not include the disbursement related to the share buyback program carried out in the period.

Table 36. Cash Generation (R$ 000)

	4Q15*	1Q16	2Q16
Availabilities	712,311	792,076	618,569
Change in Availabilities (1)		79,766	(173,507)
Total Debt + Investor Obligations	2,155,688	2,207,114	2,074,335
Change in Total Debt + Investor Obligations (2)		51,425	(132,779)
Other Investments	210,761	210,761	218,956
Change in Other Investments (3)		-	8,195
Cash Generation in the period (1) - (2) + (3)		28,340	(32,534)
Cash Generation Final		28,340	(4,193)

* The 4Q15 data refers only to the final balance of the period in order to help in the reconciliation of the balance changes in 2015.

**Cash and cash equivalents and short-term investments.

Liquidity

At the end of June 2016, the Company’s Net Debt/Equity ratio reached 48.5% compared to 46.5% in the previous quarter. Excluding project finance, the Net Debt/Equity ratio was negative 9.8%.

The Company's consolidated gross debt reached R$2.1 billions at the end of 2Q16, a decrease of 6.0% q-o-q, and 15.0% y-o-y. In the 2Q16, the Company amortized R$364.5 millions in debt, of which R$215.1 millions was project finance and R$149.4 millions was corporate debt. A total of R$199.3 millions was disbursed, allowing for a net amortization of R$165.2 millions. R$541.4 millions was amortized in 1H16, corresponding to 50.8% of total gross maturities in 2016. New releases of R$357.6 millions took place in the first six months, R$325.9 millions related to project debts and R$31.7 millions related to corporate debt, thus allowing a net amortization in the first six months of R$183.8 millions.

Table 37. Debt and Investor Obligations

	2Q16	1Q16	Q/Q(%)	2Q15	Y/Y(%)
Debentures - FGTS (A)	551,968	672,793	-18%	784,992	-30%
Debentures – Working Capital (B)	186,075	186,295	0%	360,025	-48%
Project Financing SFH – (C)	1,196,948	1,187,049	1%	1,142,459	5%
Working Capital (D)	136,969	154,495	-11%	145,324	-6%
Total (A)+(B)+(C)+(D) = (E)	2,071,960	2,200,632	-6%	2,432,800	-15%
Investor Obligations (F)	2,375	6,482	-63%	7,296	-67%
Total Debt (E)+(F) = (G)	2,074,335	2,207,114	-6%	2,440,096	-15%
Cash and Availabilities (H)	618,569	792,076	-22%	876,813	-29%
Net Debt (G)-(H) = (I)	1,455,766	1,415,038	3%	1,563,283	-7%
Equity + Minority Shareholders (J)	3,001,290	3,046,284	-1%	3,099,492	-3%
(Net Debt) / (Equity) (I)/(J) = (K)	48.5%	46.5%	200 bps	50.4%	-190 bps
(Net Debt – Proj Fin) / Equity (I)-((A)+(C))/(J) = (L)	-9.8%	-14.6%	480 bps	-11.7%	190 bps

*Cash and cash equivalents and short-term investments.

The Company ended 1H16 with R$1.1 billions in total debt due maturing in the short term. It should be noted, however, that 93.1% of this volume relates to debt linked to the Company's projects. Currently, the average cost of consolidated debt is 14.34% p.y., or 101.50% of the CDI.

Table 38. Debt Maturity

(R$ 000)	Average Cost (p.y.)	Total	Unitl Jun/17	Until Jun/18	Until Jun/19	Until Jun/20	After Jun/20
Debentures - FGTS (A)	TR + 9.00% - 10.38%	551,968	402,190	149,778	-	-	-
Debentures – Working Capital (B)	CDI + 1.90% / IPCA + 7.96% - 8.22%	186,075	28,056	39,051	76,925	21,019	21,024
Project Financing SFH (C)	TR + 8.35% - 11.71% / 120.0% - 129.0% CDI	1,196,948	590,563	435,873	122,683	34,656	13,173
Working Capital (D)	CDI + 3.95%/ CDI + 4.25% / 125.0% CDI / INCC	136,969	43,219	62,811	30,939	-	-
Total (A)+(B)+(C)+(D) = (E)		2,071,960	1,064,028	687,513	230,547	55,675	34,197
Investor Obligations (F)	CDI + 0.59%	2,375	2,375	-	-	-	-
Total Debt (E)+(F) = (G)		2,074,335	1,066,403	687,513	230,547	55,675	34,197
% of Total Maturity per period			51.4%	33.1%	11.1%	2.7%	1.6%
Project debt maturing as % of total debt ((A)+ (C))/(G)			93.1%	85.2%	53.2%	62.2%	38.5%
Corporate debt maturing as % of total debt ((B)+(D)+(F))/(G)			6.9%	14.8%	46.8%	37.8%	61.5%
Ratio Corporate Debt / Mortgage		15.7% / 84.3%

Consolidated Financial Result

Revenue

On a consolidated basis, 2Q16 net revenue totaled R$473.3 millions, up 16.7% compared to 1Q16 and down 20.0% from 2Q15. In the quarter, the Gafisa segment represented 44.9% of consolidated revenues, while Tenda accounted for the remaining 55.1%. In the first half of the year, net consolidated revenue reached R$878.9 millions.

Gross Profit & Margin

Gross profit in 2Q16 was R$93.5 millions, compared to R$72.2 millions in 1Q16, and R$158.5 millions in the prior year period. Gross margin for the quarter reached 19.8% compared to 17.8% in 1Q16 and 26.8% in 2Q15. In the first half of the year, gross profit was R$165.7 millions, with a gross margin of 18.9%.

Adjusted gross profit totaled R$138.3 millions, with a margin of 29.2%, compared to 27.2% in the 1Q16 and 33.9% in the previous year. In 1H16, adjusted gross profit totaled R$248.5 millions with an adjusted gross margin of 28.3%.

Table 39. Gafisa Group– Gross Margin (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Net Revenue	473,371	405,534	17%	591,529	-20%	878,905	1,111,030	-21%
Gross Profit	93,491	72,201	29%	158,543	-41%	165,692	307,743	-46%
Gross Margin	19.8%	17.8%	200 bps	26.8%	-700 bps	18.9%	27.7%	-880 bps
( - ) Financial Costs	44,785	38,038	18%	41,843	7%	82,823	71,945	15%
Adjusted Gross Profit	138,276	110,239	25%	200,386	-31%	248,515	379,688	-35%
Adjusted Gross Margin	29.2%	27.2%	200 bps	33.9%	-470 bps	28.3%	34.2%	-590 bps

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$82.2 millions in 2Q16, down 8.3% compared to 2Q15 and up 1.5%  q.o.q. In 1H16, SG&A totaled R$163.3 millions, up 1.7% from 1H15.

Table 40.Gafisa Group – SG&A Expenses (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Selling Expenses	(41,515)	(35,018)	19%	(40,635)	2%	(76,533)	(67,748)	13%
G&A Expenses	(40,701)	(46,022)	-12%	(49,070)	-17%	(86,723)	(92,738)	-6%
Total SG&A Expenses	(82,216)	(81,040)	1%	(89,705)	-8%	(163,256)	(160,486)	2%
Launches	545,038	308,648	77%	481,951	13%	853,686	795,532	7%
Net Pre- Sales	454,511	333,339	36%	532,131	-15%	787,850	955,475	-18%
Net Revenue	473,371	405,534	17%	591,529	-20%	878,905	1,111,030	-21%

The Other Operating Revenues/Expenses totaled an expense of R$26.2 millions, a decrease of 12.0% from 1Q16 and 20.6% lower y-o-y. In 1H16, Other Operating Revenues/Expenses totaled an expense of R$56.0 millions, 15.9% down from 1H15.

The table below has more details on the breakdown of this expense.

Table 41 –Gafisa Group – Other Operating Revenues/Expenses (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Litigation expenses	(21,058)	(22,888)	-8%	(29,418)	-28%	(43,946)	(55,488)	-21%
Other	(5,169)	(6,905)	-25%	(3,633)	42%	(12,074)	(11,118)	9%
Total	(26,227)	(29,793)	-12%	(33,051)	-21%	(56,020)	(66,606)	-16%

Consolidated Adjusted EBITDA

Consolidated adjusted EBITDA, including Alphaville equity income, totaled R$22.4 millions in 2Q16, down from R$72.8 millions in the prior-year period and up from R$15.5 millions in 1Q16. 2Q16 consolidated adjusted EBITDA was impacted by the following factors: (i) a lower level of revenue in the quarter due to a lower volume of consolidated sales; and (ii) a lower gross margin in the period due to current market pricing. Consolidated adjusted EBITDA margin was 4.7%, compared with the 12.3% margin reported in 2Q15 and 3.8% in 1Q16. In 6M16, consolidated EBITDA reached R$37.9 millions, with a margin of R$4.3%.

Table 42. Gafisa Group – Consolidated Adjusted EBITDA (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Net Profit (Loss)	(38,439)	(53,227)	-28%	28,487	-	(91,665)	60,137	-
(+) Financial results	2,489	1,941	28%	(2,685)	-	4,430	5,531	-20%
(+) Income taxes	2,973	12,745	-77%	(5,754)	-	15,718	6,406	145%
(+) Depreciation & Amortization	8,684	12,698	-32%	11,561	-25%	21,382	23,230	-8%
(+) Capitalized interests	44,785	38,038	18%	41,843	7%	82,823	71,945	15%
(+) Expenses with stock Option Plan	1,327	2,424	-45%	2,383	-44%	3,751	5,001	-25%
(+) Minority Shareholders	578	876	-34%	(3,004)	-	1,453	(3,053)	-
Adjusted EBITDA	22,397	15,495	45%	72,831	-69%	37,892	169,197	-78%
Net Revenue	473,371	405,534	17%	591,529	-20%	878,905	1,111,030	-21%
Adjusted EBITDA Margin	4.7%	3.8%	90 bps	12.3%	-760 bps	4.3%	15.2%	-1,090 bps

1) We adjust our EBITDA for expenses associated with stock options plans, as it is a non-cash expense;

2) Consolidated EBITDA includes the effect of Alphaville equity income.

Depreciation and Amortization

Depreciation and amortization in 2Q16 reached R$8.7 millions, down 31.6% compared to 1Q16 and down 24.9% compared to R$11.6 millions in 2Q15. D&A is now in line with Company’s current level of operations.

Financial Results

2Q16 net financial result was negative R$2.5 millions, down from negative R$1.9 millions in 1Q16 and from the positive R$2.7 millions in 2Q15. Financial revenues were down 48.5% y-o-y, totaling R$22.8 millions, due to the lower balance of funds available in the period. Financial expenses reached R$25.3 millions, compared to R$41.6 millions in 2Q15, due to lower gross debt and a higher share of project-related debt compared to corporate debt, resulting in lower cost of funding. Year-to-date, the net financial result was negative R$4.4 millions, compared to a net loss of R$5.5 millions in 2Q15. It is worth mentioning that in 1H16, there was a positive result of the mark-to-market of hedging operations against IPCA and CDI-indexed debts.

Taxes

Income taxes, social contribution and deferred taxes for 2Q16 amounted to an expense of R$3.0 millions, due to subsidiaries’ adhesion, especially in Tenda segment related to the Tax Special Regime (RET). In 1H16, the IR & CSLL expense totaled R$15.7 millions.

Net Income

The Company ended the 2Q16 with a net loss of R$38.5 millions. Excluding the equity income from AUSA, the Company recorded a net loss of R$26.5 millions, compared to a net loss of R$64.1 millions in 1Q16 and net income of R$23.3 millions in the same period last year. The Company ended the 1H16 with a net loss of R$91.7 millions, including equity income from Alphaville, compared to net income of R$60.1 millions in the same period last year.

Table 43 - Consolidated - Net Income - (R$ 000)

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Net Revenue	473,371	405,534	17%	591,529	-20%	878,905	1,111,030	-21%
Gross Profit	93,491	72,201	29%	158,543	-41%	165,692	307,743	-46%
Gross Margin	19.8%	17.8%	200 bps	26.8%	-700 bps	18.9%	27.7%	-880 bps
Adjusted Gross Profit[1]	138,276	110,239	25%	200,386	-31%	248,515	379,688	-35%
Adjusted Gross Margin[1]	29.2%	27.2%	200 bps	33.9%	-470 bps	28.3%	34.2%	-590 bps
Adjusted EBITDA[2]	22,397	15,495	45%	72,831	-69%	37,892	169,197	-78%
Adjusted EBITDA Margin	4.7%	3.8%	90 bps	12.3%	-760 bps	4.3%	15.2%	-1,090 bps
Net Income	(38,439)	(53,227)	-28%	28,487	-	(91,665)	60,137	-
( - ) Alphaville Equity Income	(11,952)	10,880	-	5,210	-	(1,072)	22,170	-
Net income ( ex-AUSA equity income)	(26,487)	(64,107)	-59%	23,277	-	(90,594)	37,967	-

1) Adjusted by capitalized interests.

2) EBITDA adjusted by expenses associated with stock option plans, as this is a non-cash expense.

3) Consolidated EBITDA includes the impact of Alphaville equity income.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$259.9 millions in 2Q16. The consolidated margin for the quarter was 38.9%.

Table 44.Gafisa Group – Backlog Results (REF) (R$ 000)

	2Q16	1Q16	Q/Q %)	2Q15	Y/Y(%)
Backlog Revenues	667,368	708,871	-6%	901,383	-26%
Backlog Costs (units sold)	(407,504)	(433,841)	-6%	(537,145)	-24%
Backlog Results	259,864	275,030	-6%	364,238	-29%
Backlog Margin	38.9%	38.8%	10 bps	40.4%	-150 bps

¹ Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638

² Backlog results include ventures that are subject to restriction due to a suspensive clause.

São Paulo, August 11, 2016 – Alphaville Urbanismo SA releases its results for the 1st semester of 2016.

Financial Results

In the first six months of 2016, net revenues totaled R$391 millions, 23% below the previous year, and net profit was -R$3.6 millions.

	6M16	6M15	∆
Net Revenue	391	507	-23%
Net Profit	- 3.6	52.6	N/A
Net Margin	-1%	10%

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7164

Financial Statements Gafisa Segment

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Net Revenue	212,628	170,982	24%	348,392	-39%	383,610	688,450	-44%
Operating Costs	(186,544)	(167,526)	11%	(258,124)	-28%	(354,070)	(500,035)	-29%
Gross Profit	26,084	3,456	655%	90,268	-71%	29,540	188,415	-84%
Gross Margin	12.3%	2.0%	1,030 bps	25.9%	-1,360 bps	7.7%	27.4%	-1,970 bps
Operating Expenses	(71,730)	(54,638)	31%	(79,420)	-10%	(126,368)	(140,040)	-10%
Selling Expenses	(20,245)	(16,746)	21%	(22,976)	-12%	(36,991)	(37,068)	0%
General and Administrative Expenses	(19,524)	(27,002)	-28%	(27,466)	-29%	(46,526)	(56,351)	-17%
Other Operating Revenue/Expenses	(18,957)	(14,576)	30%	(21,378)	-11%	(33,533)	(49,899)	-33%
Depreciation and Amortization	(5,644)	(9,508)	-41%	(8,079)	-30%	(15,152)	(16,358)	-7%
Equity Income	(7,360)	13,194	-	479	-	5,834	19,636	-70%
Operational Result	(45,646)	(51,182)	-11%	10,848	-	(96,828)	48,375	-
Financial Income	14,208	26,806	-27%	19,978	-39%	41,014	39,255	-27%
Financial Expenses	(16,247)	(26,850)	-39%	(22,944)	-29%	(43,097)	(51,965)	-17%
Net Income Before taxes on Income	(47,685)	(51,226)	-7%	7,882	-	(98,911)	35,665	-
Deferred Taxes	(1)	964	-	(1,028)	-100%	963	(3,866)	-125%
Income Tax and Social Contribution	422	(6,954)	-	750	-44%	(6,532)	(3,762)	74%
Net Income After Taxes on Income	(47,264)	(57,216)	-17%	7,604	-	(104,480)	28,037	-
Non controlling interests	(203)	805	-125%	(848)	-76%	602	(619)	-
Net Income	(47,061)	(58,021)	-19%	8,452	-	(105,082)	28,656	-

Financial Statements Tenda Segment

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Net Revenue	260,743	234,552	11%	243,137	7%	495,295	422,580	17%
Operating Costs	(193,336)	(165,807)	17%	(174,862)	11%	(359,143)	(303,252)	18%
Gross Profit	67,407	68,745	-2%	68,275	-1%	136,152	119,328	14%
Gross Margin	25.9%	29.3%	-340 bps	28.1%	-220 bps	27.5%	28.2%	-70 bps
Operating Expenses	(54,160)	(55,228)	-2%	(62,079)	-13%	(109,388)	(98,682)	11%
Selling Expenses	(21,270)	(18,272)	16%	(17,659)	20%	(39,542)	(30,680)	29%
General and Administrative Expenses	(21,177)	(19,020)	11%	(21,604)	-2%	(40,197)	(36,387)	10%
Other Operating Revenue/Expenses	(7,270)	(15,217)	-52%	(11,673)	-38%	(22,487)	(16,707)	35%
Depreciation and Amortization	(3,040)	(3,190)	-5%	(3,482)	-13%	(6,230)	(6,872)	-9%
Equity Income	(1,403)	471	-	(7,661)	-82%	(932)	(8,036)	-88%
Operational Result	13,247	13,517	-2%	6,196	114%	26,764	20,646	30%
Financial Income	8,586	8,809	-3%	24,292	-65%	17,395	37,627	-54%
Financial Expenses	(9,036)	(10,706)	-16%	(18,641)	-52%	(19,742)	(30,448)	-35%
Net Income Before taxes on Income	12,797	11,620	10%	11,847	8%	24,417	27,825	-12%
Deferred Taxes	(169)	(3,496)	-95%	7,154	-	(3,665)	3,866	-
Income Tax and Social Contribution	(3,225)	(3,259)	-1%	(1,122)	187%	(6,484)	(2,644)	145%
Net Income After Taxes on Income	9,403	4,865	93%	17,879	-47%	14,268	29,047	-51%
Non controlling interests	781	71	1000%	(2,156)	-	852	(2,434)	-
Net Income	8,622	4,794	80%	20,035	-57%	13,416	31,481	-57%

Consolidated Financial Statements

	2Q16	1Q16	Q/Q (%)	2Q15	Y/Y(%)	6M16	6M15	Y/Y(%)
Net Revenue	473,371	405,534	17%	591,529	-20%	878,905	1,111,030	-21%
Operating Costs	(379,880)	(333,333)	14%	(432,986)	-12%	(713,213)	(803,287)	-11%
Gross Profit	93,491	72,201	29%	158,543	-41%	165,692	307,743	-46%
Gross Margin	19.8%	17.8%	200 bps	26.8%	-700 bps	18.9%	27.7%	-880 bps
Operating Expenses	(125,890)	(109,866)	15%	(141,499)	-11%	(235,756)	(238,722)	-1%
Selling Expenses	(41,515)	(35,018)	19%	(40,635)	2%	(76,533)	(67,748)	13%
General and Administrative Expenses	(40,701)	(46,022)	-12%	(49,070)	-17%	(86,723)	(92,738)	-6%
Other Operating Revenue/Expenses	(26,227)	(29,793)	-12%	(33,051)	-21%	(56,020)	(66,606)	-16%
Depreciation and Amortization	(8,684)	(12,698)	-32%	(11,561)	-25%	(21,382)	(23,230)	-8%
Equity Income	(8,763)	13,665	-	(7,182)	22%	4,902	11,600	-58%
Operational Result	(32,399)	(37,665)	-14%	17,044	-	(70,064)	69,021	-
Financial Income	22,794	35,615	-18%	44,270	-53%	58,409	76,882	-40%
Financial Expenses	(25,283)	(37,556)	-33%	(41,585)	-39%	(62,839)	(82,413)	-24%
Net Income Before taxes on Income	(34,888)	(39,606)	-12%	19,729	-	(74,494)	63,490	-
Deferred Taxes	(170)	(2,532)	-93%	6,126	-	(2,702)	826	-427%
Income Tax and Social Contribution	(2,803)	(10,213)	-73%	(372)	653%	(13,016)	(7,232)	80%
Net Income After Taxes on Income	(37,861)	(52,351)	-28%	25,483	-	(90,212)	57,084	-
Non controlling interests	578	876	-34%	(3,004)	-	1,453	(3,053)	-
Net Income	(38,439)	(53,227)	-28%	28,487	-	(91,665)	60,137	-

Balance Sheet Gafisa Segment

	2Q16	1Q16	Q/Q %)	2Q15	Y/Y(%)
Current Assets
Cash and cash equivalents	41,190	41,146	0%	66,592	-38%
Short term investments	263,161	416,008	-37%	475,092	-45%
Receivables from clients	873,183	899,525	-3%	1,030,823	-15%
Properties for sale	1,560,318	1,444,672	8%	1,133,046	38%
Other accounts receivable	106,207	135,939	-22%	225,848	-53%
Deferred selling expenses	1,489	1,656	-10%	4,406	-66%
Land for sale	3,443	6,631	-48%	6,074	-43%
	2,848,991	2,945,577	-3%	2,941,881	-3%
Non-current
Receivables from clients	287,401	328,097	-12%	410,855	-30%
Properties for sale	412,917	494,122	-16%	715,740	-42%
Other	143,984	175,099	-18%	171,972	-16%
	844,302	997,318	-15%	1,298,567	-35%
Intangible. Property and Equipment	55,238	53,671	3%	60,195	-8%
Investments	1,986,262	1,979,277	0%	1,963,775	1%
Total Assets	5,734,793	5,975,843	-4%	6,264,418	-8%

Current Liabilities
Loans and financing	622,546	621,921	0%	582,668	7%
Debentures	255,771	192,684	33%	268,943	-5%
Obligations for Purchase of Land and advances from customers	221,710	251,101	-12%	228,010	-3%
Material and service suppliers	42,903	50,439	-15%	76,943	-44%
Taxes and Contribution	23,370	59,331	-61%	60,640	-61%
Investor Obligations	-	5,342	-100%	5,016	-100%
Other	385,503	397,516	-3%	433,116	-11%
	1,551,803	1,578,334	-2%	1,655,336	-6%
Non-current liabilities
Loans and financings	619,501	633,699	-2%	668,119	-7%
Debentures	307,797	459,344	-33%	568,589	-46%
Obligations for Purchase of Land and advances from customers	87,646	93,572	-6%	117,839	-26%
Deferred taxes	10,226	10,085	1%	28,589	-64%
Provision for legal claims and commitments	107,443	81,542	32%	75,190	43%
Investor Obligations	2,375	1,140	108%	4,713	-50%
Other	45,375	70,186	-35%	45,109	1%
	1,180,363	1,349,568	-13%	1,508,148	-22%
Equity
Equity attributable to Shareholders of the Company	2,998,074	3,043,669	-1%	3,097,879	-3%
Equity attributable to non-controlling interest	4,553	4,272	7%	3,055	49%
	3,002,627	3,047,941	-1%	3,100,934	-3%
Total Liabilities and Equity	5,734,793	5,975,843	-4%	6,264,418	-8%

Balance Sheet Tenda Segment

	2Q16	1Q16	Q/Q %)	2Q15	Y/Y(%)
Current Assets
Cash and cash equivalents	116,547	102,571	14%	87,637	33%
Short term investments	197,671	232,351	-15%	247,492	-20%
Receivables from clients	412,709	428,517	-4%	433,456	-5%
Properties for sale	503,352	513,414	-2%	487,252	3%
Other accounts receivable	104,090	103,485	1%	132,872	-22%
Land for sale	84,060	93,898	-10%	117,452	-28%
	1,418,429	1,474,236	-4%	1,506,161	-6%
Non-current Assets
Receivables from clients	67,530	46,517	45%	39,388	71%
Properties for sale	216,894	212,843	2%	179,759	21%
Other	48,649	47,423	3%	64,441	-25%
	333,073	306,783	9%	283,588	17%
Intangible, Property and Equipment	44,516	41,503	7%	38,018	17%
Investments	160,295	163,820	-2%	155,891	3%
Total Assets	1,956,313	1,986,342	-2%	1,983,658	-1%

Current Liabilities
Loans and financing	11,236	7,586	48%	7,655	47%
Debentures	174,475	207,060	-16%	207,485	-16%
Obligations for Purchase of Land and Advances from customers	138,672	136,238	2%	158,181	-12%
Material and service suppliers	34,818	29,806	17%	32,074	9%
Taxes and Contributions	65,564	73,531	-11%	73,227	-10%
Other	65,201	72,434	-10%	94,995	-31%
	489,966	526,655	-7%	573,617	-15%
Non-current liabilities
Loans and financings	80,634	78,337	3%	29,341	175%
Debentures	-	-	0%	100,000	-100%
Obligations for Purchase of Land and Advances from customers	97,870	102,869	-5%	57,809	69%
Deferred taxes	10,224	10,090	1%	4,493	128%
Provision for legal claims and commitments	52,760	56,237	-6%	57,707	-9%
Other	83,217	79,942	4%	35,695	133%
	324,705	327,475	-1%	285,045	14%
Equity
Equity attributable to Shareholders of the Company	1,104,912	1,096,263	1%	1,091,018	1%
Equity attributable to non-controlling interest	36,730	35,949	2%	33,978	8%
	1,141,642	1,132,212	1%	1,124,996	1%
Total Liabilities and Equity	1,956,313	1,986,342	-2%	1,983,658	-1%

Consolidated Balance Sheets

	2Q16	1Q16	Q/Q %)	2Q15	Y/Y(%)
Current Assets
Cash and cash Equivalents	157,737	143,717	10%	154,229	2%
Short term investments	460,832	648,359	-29%	722,584	-36%
Receivables from clients	1,285,892	1,328,042	-3%	1,464,279	-12%
Proprieties for Sale	2,063,670	1,958,087	5%	1,620,297	27%
Other accounts receivable	206,532	205,249	1%	322,469	-36%
Prepaid expenses and others	5,255	6,474	-19%	10,293	-49%
Land for Sale	87,503	100,529	-13%	123,526	-29%
	4,267,421	4,390,457	-3%	4,417,677	-3%
Non-current Assets
Receivable from clients	354,931	374,614	-5%	450,243	-21%
Properties for sale	629,811	706,965	-11%	895,500	-30%
Other	192,631	207,555	-7%	221,448	-13%
	1,177,373	1,289,134	-9%	1,567,191	-25%
Intangible and Property and Equipment	125,230	120,650	4%	123,689	1%
Investments	978,100	979,712	0%	963,989	1%
Total Assets	6,548,124	6,779,953	-3%	7,072,546	-7%

Current Liabilities
Loans and Financing	633,782	629,508	1%	590,323	7%
Debentures	430,246	399,744	8%	476,428	-10%
Obligations for purchase of land and Advances from customers	360,382	387,339	-7%	386,192	-7%
Materials and service suppliers	77,721	80,245	-3%	109,017	-29%
Taxes and contributions	88,934	97,074	-8%	107,483	-17%
Other	450,702	481,718	-6%	529,144	-15%
	2,041,767	2,075,628	-2%	2,198,587	-7%
Non-current Liabilities
Loans and Financing	700,135	712,036	-2%	697,460	0%
Debentures	307,797	459,344	-33%	668,589	-54%
Obligations for purchase of land and Advances from customers	185,516	196,441	-6%	175,649	6%
Deferred taxes	20,450	20,175	1%	33,081	-38%
Provision for legal claims and commitments	160,203	145,214	10%	139,208	15%
Other	130,966	124,831	5%	60,480	117%
	1,505,067	1,658,041	-9%	1,774,467	-15%
Equity
Equity attributable to Shareholders of the Company	2,998,075	3,043,671	-1%	3,097,881	-3%
Equity attributable to non-controlling interest	3,215	2,613	23%	1,611	100%
	3,001,290	3,046,284	-1%	3,099,492	-3%
Total Liabilities and Equity	6,548,124	6,779,953	-3%	7,072,546	-7%

Cash Flow

	2Q16	2Q15	6M16	6M15
Income Before Taxes on Income and Social Contribution	(34,888)	19,729	(74,494)	63,490
Expenses/income not affecting cash and cash equivalents	64,777	91,830	124,645	136,363
Depreciation and amortization	8,684	11,561	21,382	23,230
Provision for realization of non - financial assets - Properties and land for sale	(17,221)	4,375	(17,221)	4,375
Expense with stock option plan and shares	1,327	2,383	3,751	5,001
Provision for penalty for over delayed projects	1,244	1,136	731	(943)
Unrealized interest and financial charges	26,221	21,249	52,728	37,663
Equity income	8,763	7,182	(4,902)	(11,600)
Disposal of fixed asset	1,716	842	3,353	1,058
Provision for warranty	(4,345)	1,904	(9,966)	8,829
Provision for legal claims and commitments	21,058	29,418	43,946	55,488
Provision for profit share	4,126	9,124	12,468	12,038
Allowance for doubtful accounts and dissolutions	15,234	(1,122)	30,591	(805)
Write-off of Investment	-	2,188	-	(2,317)
Income from financial instruments	(2,030)	1,590	(12,216)	4,346
Clients	51,251	(12,739)	130,464	(78,034)
Properties for sale	(8,056)	14,566	(37,369)	(43,117)
Other accounts receiveable	(19,136)	(26,134)	(27,000)	(11,403)
Pre-paid expenses	1,219	5,030	1,916	5,150
Obligations on land purchase and advances from clients	(37,882)	(13,082)	(64,036)	(29,902)
Taxes and contribution	(8,140)	(3,450)	(13,123)	(6,941)
Providers	(2,524)	6,627	20,386	13,886
Salaries and payroll charges	(24,679)	(21,686)	(21,329)	(17,397)
Other obligations	(2,886)	(49,627)	(15,683)	(61,512)
Related parts operations	8,862	(11,536)	18,238	(10,022)
Paid taxes	(2,973)	5,754	(15,718)	(6,406)
Net cash Operating Activities	(15,055)	5,282	26,897	(45,845)
Investments Activities
Purchase of property and equipment and intangible assets	(14,980)	(16,732)	(23,447)	(22,383)
Investments in subsidiaries	(10,188)	(787)	(12,639)	(962)
Redemption of short-term investments	1,120,335	952,732	1,909,446	2,133,082
Purchase of short-term investments	(932,808)	(783,891)	(1,740,607	(1,808,307)
Net cash of investing activities	162,359	151,322	132,753	301,430
Financing activities
Investors obligations	(4,107)	(6,134)	(2,520)	(3,734)
Increase in loans and financing	241,100	182,351	441,389	382,672
Amortization of loans and financing	(395,993)	(408,754)	(572,950)	(574,060)
Repurchase os treasury shares	(8,195)	-	(8,195)	(22,135)
Assignment of credit receivables, net	13,835	-	41,809	-
Loan Operations with related parts	20,071	4,825	15,909	5,412
Sale of treasury shares	1,230	1,811	1,230	1,810
Result from the sale of treasury shares	(1,225)	(1,217)	(1,225)	(1,216)
Net cash of financing activities	(133,284)	(227,118)	(84,553)	(211,251)
Increase (decrease) in cash and cash equivalents	14,020	(70,514)	75,097	44,334
Initial balance of cash and cash equivalents	82,640	224,743	82,640	109,895
Final balance of cash and cash equivalents	157,737	154,229	157,737	154,229
Increase (decrease) of cash and cash equivalents	14,020	(70,514)	75,097	44,334

                                                                       About Gafisa

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to growth and innovation oriented to enhancing the  well-being, comfort and safety of an increasing number of households. More than 15 millions square meters have been built, and approximately 1,100 projects  delivered under the Gafisa brand - more than any other company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the upper-middle and upper class segments through the Gafisa brand, the Company also focuses on low income developments through its Tenda brand. And, it participates through its 30% interest in Alphaville, a leading urban developer, in the national development and  sale of residential lots.  Gafisa S.A. is a Corporation traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III, which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.    Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with registered office at Avenida das Nações Unidas, 8.501, 19th floor, in the city and state of São Paulo, Brazil and commenced its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties (in the latter case, as construction company and proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies that share similar objectives.

The Company has stocks traded at BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros and the New York Stock Exchange (NYSE), reporting its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Company enters into real estate development projects with third parties through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”) or through the formation of consortia and condominiums. Controlled entities substantially share managerial and operating structures, and corporate, managerial and operating costs with the Company. SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting policies

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information

On August 11, 2016, the Company’s Board of Directors approved these individual and consolidated quarterly information of the Company and authorized their disclosure.

The individual quarterly information (Company) and consolidated quarterly information have been prepared and are being presented based on the technical pronouncement CPC 21(R1) – Interim Financial Reporting, using the same accounting practices, judgments, estimates and assumptions adopted in the presentation and preparation of the financial statements for the year ended December 31, 2015. Therefore, the corresponding quarterly information shall be read together with the financial statements as of December 31, 2015.

The individual quarterly information, identified as “Company”, have been prepared and are being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the Committee for Accounting Pronouncements (CPC), approved by the Brazilian Securities and Exchange Commission (CVM) and are disclosed together with the consolidated quarterly information.

The consolidated quarterly information of the Company has been prepared and is being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the CPC, approved by the Brazilian Securities and Exchange Commission (CVM), and according to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The individual quarterly information of the Company is not considered in compliance with the International Financial Reporting Standards (IFRS), once it considers the capitalization of interest on qualifying assets of investees in the separate quarterly information of the Company. In view of the fact that there is no difference between the Company’s and the consolidated equity and profit or loss, the Company opted for presenting the accompanying individual and consolidated information in only one set.

The consolidated quarterly information is specifically in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate development entities in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, in relation to the treatment of the recognition of revenue from this sector and involves certain matters related to application of the continuous transfer of the risks, benefits and control over the real estate units sales.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies--Continued

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information--Continued

The quarterly information has been prepared on a going concern basis. Management makes an assessment of the Company’s ability to continue as going concern when preparing the quarterly information.

All amounts reported in the accompanying quarterly information are in thousands of Reais, except as otherwise stated.

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 2.1 to the individual and consolidated financial statements as of December 31, 2015.

2.1.1.    Consolidated quarterly information

The accounting practices have been applied consistently by all subsidiaries included in the consolidated quarterly information and the subsidiaries have the same fiscal year as the Company. See further details in Note 9.

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 2.1.1 to the individual and consolidated financial statements as of December 31, 2015.

3.    New standards, changes and interpretation of standards issued and not yet adopted

There is no other standard, change to standards or interpretation issued and not yet adopted that could, on the Management’s opinion, have significant impact arising from its adoption on its quarterly information.

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 3 to the individual and consolidated financial statements as of December 31, 2015.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.    Cash and cash equivalents and short-term investments

4.1.    Cash and cash equivalents

	Company		Consolidated
	06/30/2016	12/31/2015	06/30/2016	12/31/2015

Cash and banks	19,166	31,823	64,695	69,560
Securities purchased under resale agreements (a)	-	12,221	18,491	13,080
Funds deposited with third parties (b)	-	-	74,551	-
Total cash and cash equivalents (Note 20.ii.a and 20.iii)	19,166	44,044	157,737	82,640

(a)     As of June 30, 2016, the securities purchased under resale agreement include interest earned through the balance sheet date, ranging from 75% to 101.5% of Interbank Deposit Certificates (CDI) (from75% to 100.5% of CDI in 2015). All investments are carried out with what management considers being top tier financial institutions.

(b)     Amount deposited with Itaú Corretora de Valores S.A., for settling, on July 01, 2016, the 16th interest installment and the 10th amortization installment related to the first debenture placement of the subsidiary Tenda (Note 31 (i)).

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 4.1 to the financial statements as of December 31 2015.

4.2.    Short-term investments

	Company		Consolidated
	06/30/2016	12/31/2015	06/30/2016	12/31/2015

Fixed-income funds	129,828	192,409	177,088	279,486
Government bonds (LFT)	5,150	10,081	14,995	18,631
Corporate securities (LF/DPGE)	31,124	51,835	90,628	95,801
Securities purchased under resale agreements	11,714	11,890	16,882	25,548
Bank certificates of deposit (a)	26,419	54,491	85,681	101,733
Restricted cash in guarantee to loans	7,497	20,515	7,528	31,633
Restricted credits	7,091	9,122	68,030	76,839
Total short-term investments (Note 20.i.d, 20.ii.a and 20.iii)	218,823	350,343	460,832	629,671

(a)   As of June 30, 2016, Bank Certificates of Deposit (CDBs) include interest earned through the balance sheet date, varying from 72% to 104.5% (from 90% to 107% in 2015) of Interbank Deposit Certificates (CDI) rate. The CDBs earn an average income in excess of those from securities purchased under resale agreements; however, the Company invests in short term (up to 20 working days) through securities purchased under resale agreements taking into account the exemption of IOF, which is not granted in the case of CDBs.

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 4.2 to the financial statements as of December 31, 2015.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.   Trade accounts receivable from real estate development and services

	Company		Consolidated
	06/30/2016	12/31/2015	06/30/2016	12/31/2015

Real estate development and sales	898,092	1,001,351	1,746,709	1,895,795
( - ) Allowance for doubtful accounts and cancelled contracts	(17,963)	(12,365)	(121,041)	(100,530)
( - ) Present value adjustments	(14,665)	(21,527)	(26,595)	(31,052)
Services and construction and other receivables	22,359	18,583	41,750	38,151
Total trade accounts receivable of development and services (Note 20.ii.a)	887,823	986,042	1,640,823	1,802,364

Current portion	700,909	723,950	1,285,892	1,395,273
Non-current portion	186,914	262,092	354,931	407,091

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	06/30/2016	12/31/2015	06/30/2016	12/31/2015

Overdue:
Up to 90 days	36,150	116,229	60,574	207,838
From 91 to 180 days	16,718	14,568	25,801	50,985
Over 180 days	84,548	74,727	323,048	290,247
	137,416	205,524	409,423	549,070

Maturity:
2016	348,904	543,781	646,848	925,543
2017	252,186	148,568	461,644	286,138
2018	102,496	62,256	144,565	83,266
2019	37,420	20,254	63,061	34,518
2020 onwards	42,029	39,551	62,918	55,411
	783,035	814,410	1,379,036	1,384,876

( - ) Adjustment to present value	(14,665)	(21,527)	(26,595)	(31,052)
( - ) Allowance for doubtful account and cancelled contracts	(17,963)	(12,365)	(121,041)	(100,530)
	887,823	986,042	1,640,823	1,802,364

The change in the allowance for doubtful accounts and cancelled contracts for the period ended June 30, 2016 is summarized as follows:

Company
06/30/2016

Balance at December 31, 2015	(12,365)
Additions (Note 22)	(5,997)
Write-offs (Note 22)	399
Balance at June 30, 2016	(17,963)

	Consolidated
	Receivables	Properties for sale (Note 6)	Net

Balance at December 31, 2015	(100,530)	21,764	(78,766)
Additions (Notes 22 and 23)	(20,910)	-	(20,910)
Write-offs (Notes 22 and 23)	399	(10,080)	(9,681)
Balance at June 30, 2016	(121,041)	11,684	(109,357)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.    Trade accounts receivable from real estate development and services--Continued

In the period ended June 30, 2016, the Company entered into the following Real Estate Receivables Agreement (CCI) transaction, which is aimed at the assignment by the assignor to the assignee of a portfolio comprising select business real estate receivables performed and to be performed arising out of Gafisa and its subsidiaries. The assigned portfolio, discounted to present value, is recorded under the heading “obligations assumed on the assignment of receivables”.

Transaction date	Assigned accounting portfolio	Portfolio discounted to present value	Transaction balance at June 30, 2016 (Note 14)
			Company	Consolidated

03/04/2016	27,954	27,334	21,452	25,256
05/09/2016	17,827	17,504	13,218	16,553

In the transactions above, the Company and its subsidiaries are jointly responsible until the time of the transfer of the collateral to the securitization company.

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 5 to the financial statements as of December 31, 2015.

6.    Properties for sale

	Company		Consolidated
	06/30/2016	12/31/2015	06/30/2016	12/31/2015

Land	781,815	775,814	1,461,413	1,443,460
( - ) Adjustment to present value	(8,400)	(9,639)	(20,914)	(16,771)
Property under construction	537,110	545,701	881,259	857,619
Real estate cost in the recognition of the provision for cancelled contracts (Note 5)	-	-	11,684	21,764
Completed units	265,322	216,073	368,530	333,036
( - ) Provision for realization of properties for sale	(5,437)	(5,437)	(8,491)	(8,491)
Total properties for sale	1,570,410	1,522,512	2,693,481	2,630,617

Current portion	1,277,427	1,135,137	2,063,670	1,880,377
Non-current portion	292,983	387,375	629,811	750,240

In the period ended  June 30, 2016, there was no change in the provision for impairment of properties for sale.

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 6 to the individual and consolidated financial statements as of December 31, 2015.

7.    Other accounts receivable and others

	Company		Consolidated
	06/30/2016	12/31/2015	06/30/2016	12/31/2015

Advances to suppliers	1,654	1,578	6,851	7,102
Recoverable taxes (IRRF, PIS, COFINS, among other)	22,637	20,712	66,996	66,289
Judicial deposit (Note 16)	117,004	105,275	140,539	125,358
Other	2	4	4,892	4,788

Total other accounts receivable and others	141,297	127,569	219,278	203,537

Current portion	58,848	46,621	131,391	120,657
Non-current portion	82,449	80,948	87,887	82,880

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.    Assets held for sale

8.1 Land available for sale

       The changes in land available for sale are summarized as follows:

	Company			Consolidated
	Cost	Provision for impairment	Net balance	Cost	Provision for impairment	Net balance

Balance at December 31, 2015	19,457	(15,090)	4,367	147,673	(41,816)	105,857
Additions	2,264	-	2,264	4,058	-	4,058
Transfer from (to) properties for sale, net	-	-	-	(26,483)	-	(26,483)
Reversal/Write-offs	(9,490)	6,302	(3,188)	(13,150)	17,221	4,071
Balance at June 30, 2016	12,231	(8,788)	3,443	112,098	(24,595)	87,503

Gafisa segment				12,231	(8,788)	3,443
Tenda segment				99,867	(15,807)	84,060

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 8.1 to the financial statements as of December 31, 2015.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in subsidiaries and jointly controlled investees

(i)      Ownership interest

(a)     Information on subsidiaries and jointly-controlled investees

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees		06/30/2016	12/31/2015	06/30/2016	06/30/2016	06/30/2016	12/31/2015	06/30/2016	06/30/2015	06/30/2016	12/31/2015	06/30/2016	06/30/2015	06/30/2016	12/31/2015	06/30/2016	06/30/2015

Construtora Tenda S/A	-	100%	100%	1,956,314	851,401	1,104,913	1,090,935	13,416	31,481	1,104,913	1,090,935	13,416	31,481	-	-	-	-
Alphaville Urbanismo S.A	-	30%	30%	2,669,630	1,944,684	724,946	728,519	(3,572)	52,605	217,484	218,556	(1,072)	22,184	217,484	218,556	(1,072)	22,184
Gafisa SPE 26 Ltda.	-	100%	100%	176,911	9,750	167,161	167,361	(200)	(958)	167,161	167,361	(200)	(958)	-	-	-	-
Gafisa SPE- 130 Emp. Imob. Ltda.	-	100%	100%	125,822	48,049	77,773	53,323	2,776	2,412	77,773	53,323	2,776	2,412	-	-	-	-
Gafisa SPE-111 Emp. Imob. Ltda.	-	100%	100%	116,270	51,260	65,010	79,764	(14,754)	9,939	65,010	79,764	(14,754)	9,939	-	-	-	-
Gafisa SPE-116 Emp. Imob. Ltda.	(a)	50%	50%	178,408	59,242	119,166	103,372	15,794	8,571	59,583	51,686	7,897	4,285	59,583	51,686	7,897	4,285
Gafisa SPE-89 Emp. Imob. Ltda.	-	100%	100%	81,297	26,944	54,353	60,362	(2,809)	1,780	54,353	60,362	(2,809)	1,780	-	-	-	-
Maraville Gafsa SPE Emp. Imob. Ltda.	-	100%	100%	77,837	24,322	53,515	48,883	4,632	(263)	53,515	48,883	4,632	(263)	-	-	-	-
Gafisa SPE - 127 Emp. Imob. Ltda.	-	100%	100%	95,260	46,125	49,135	35,718	3,017	3,465	49,135	35,718	3,017	3,465	-	-	-	-
Gafisa SPE-51 Emp. Imob. Ltda.	-	100%	100%	53,607	6,957	46,650	46,825	(176)	281	46,650	46,825	(176)	281	-	-	-	-
Gafisa SPE - 121 Emp. Imob. Ltda.	-	100%	100%	91,790	45,883	45,907	46,897	(990)	14,066	45,907	46,897	(990)	14,066	-	-	-	-
Gafisa SPE 72 Emp. Imob. Ltda.	-	100%	100%	55,533	11,300	44,233	44,275	(42)	(165)	44,233	44,275	(42)	(165)	-	-	-	-
Gafisa SPE-110 Emp. Imob. Ltda.	-	100%	100%	44,680	4,158	40,522	40,879	(357)	(3,281)	40,522	40,879	(357)	(3,281)	-	-	-	-
Gafisa SPE - 122 Emp. Imob. Ltda.	-	100%	100%	117,308	78,578	38,730	31,624	4,150	4,724	38,730	31,624	4,150	4,724	-	-	-	-
Gafisa SPE - 120 Emp. Imob. Ltda.	-	100%	100%	41,670	3,861	37,809	36,621	1,189	2,369	37,809	36,621	1,189	2,369	-	-	-	-
Manhattan Square Emp. Im. Res. 02 Ltda	-	100%	100%	36,037	613	35,424	35,424	-	-	35,424	35,424	-	-	-	-	-	-
SPE Parque Ecoville Emp. Imob. Ltda	-	100%	100%	90,043	55,149	34,894	34,984	(91)	(1,661)	34,894	34,984	(91)	(1,661)	-	-	-	-
Gafisa SPE-104 Emp. Imob. Ltda.	-	100%	100%	82,645	51,886	30,759	3,428	1,078	(306)	30,759	3,428	1,078	(306)	-	-	-	-
Gafisa SPE-107 Emp. Im. Ltda.	-	100%	100%	32,551	3,025	29,526	29,442	84	(259)	29,526	29,442	84	(259)	-	-	-	-
Gafisa SPE- 129 Emp. Im. Ltda.	-	100%	100%	63,441	35,023	28,418	24,012	4,406	1,952	28,418	24,012	4,406	1,952	-	-	-	-
Gafisa SPE - 126 Emp. Im. Ltda.	-	100%	100%	91,708	64,305	27,403	22,834	4,569	2,813	27,403	22,834	4,569	2,813	-	-	-	-
Gafisa SPE-41 Emp. Im, Ltda.	-	100%	100%	28,059	1,580	26,479	26,469	9	103	26,479	26,469	9	103	-	-	-	-
Verdes Pracas Inc. Imob SPE Ltda.	-	100%	100%	26,304	69	26,235	26,225	10	13	26,235	26,225	10	13	-	-	-	-
Gafisa e Ivo Rizzo SPE-47 Em. Im. Ltda.	(a)	80%	80%	32,545	422	32,123	31,749	3	(28)	25,698	25,399	2	(22)	25,698	25,399	2	(22)
Varandas Grand Park Em. Im. Ltda	(a)(c)	50%	50%	112,971	64,839	48,132	43,587	1,684	(1,193)	24,066	21,794	1,318	(1,202)	24,066	21,794	1,318	(1,202)
Gafisa SPE-112 Emp. Imob. Ltda.	-	100%	100%	29,646	7,941	21,705	21,736	(31)	3	21,705	21,736	(31)	3	-	-	-	-
Sitio Jatiuca Emp. Imob. SPE Ltda	(a)	50%	50%	46,736	4,172	42,564	41,470	1,096	1,417	21,282	20,735	548	708	21,282	20,735	548	708
Gafisa SPE-134 Emp. Imob. Ltda.	-	100%	100%	37,152	18,115	19,037	2,083	(388)	-	19,037	2,083	(388)	-	-	-	-	-
Edsp 88 Participações S.A.	-	100%	100%	33,082	14,816	18,266	17,454	812	(907)	18,266	17,454	812	(907)	-	-	-	-
Manhattan Square Em. Im. Com. 02 Ltda	-	100%	100%	18,019	61	17,958	17,955	-	-	17,958	17,955	-	-	-	-	-	-
Gafisa SPE 46 Emp. Imob. Ltda.	-	100%	100%	30,883	12,986	17,897	17,740	157	182	17,897	17,740	157	182	-	-	-	-
Parque Arvores Empr. Imob. Ltda.	(a)(c)	50%	50%	39,898	6,114	33,784	33,378	395	96	16,892	16,689	203	930	16,892	16,689	203	930
Fit 13 Spe Empr. Imob. Ltda.	(b)	50%	50%	34,370	653	33,717	34,487	(770)	132	16,858	17,244	(385)	66	-	-	-	-
Gafisa SPE 30 Emp. Imob. Ltda.	-	100%	100%	63,729	47,398	16,331	16,196	135	89	16,331	16,196	135	89	-	-	-	-
Gafisa SPE-106 Emp. Imob. Ltda.	-	100%	100%	16,663	1,056	15,607	15,623	(16)	(9)	15,607	15,623	(16)	(9)	-	-	-	-
Gafisa SPE-92 Emp. Imob. Ltda.	-	100%	100%	16,705	1,102	15,603	15,474	129	127	15,603	15,474	129	127	-	-	-	-
Diodon Participações Ltda	-	100%	100%	17,919	2,911	15,008	14,962	46	314	15,008	14,962	46	314	-	-	-	-
Gafisa SPE 71 Emp. Imob. Ltda.	-	100%	100%	16,250	2,319	13,931	14,060	(129)	(122)	13,931	14,060	(129)	(122)	-	-	-	-
Gafisa SPE - 123 Emp. Imob. Ltda.	-	100%	100%	93,098	79,811	13,287	15,683	(2,395)	(2,914)	13,287	15,683	(2,395)	(2,914)	-	-	-	-
Gafisa SPE 33 Emp. Imob. Ltda.	-	100%	100%	14,673	1,535	13,138	13,385	(247)	(23)	13,138	13,385	(247)	(23)	-	-	-	-
Alto da Barra de Sao Miguel Em. Im. Ltda	(a)	50%	50%	24,834	1,372	23,462	23,504	(44)	655	11,731	11,752	(22)	328	11,731	11,752	(22)	328
Gafisa SPE 65 Emp. Imob. Ltda.	-	100%	100%	19,993	8,317	11,676	11,602	74	122	11,676	11,602	74	122	-	-	-	-
Blue I SPE Plan., Prom., Inc. Venda Ltda.	-	100%	100%	11,592	541	11,051	11,051	-	212	11,051	11,051	-	212	-	-	-	-
Città Ville SPE Emp. Imob. Ltda.	(b)	50%	50%	22,453	535	21,918	22,195	(278)	131	10,959	11,098	(139)	66	-	-	-	-
Gafisa SPE- 132 Emp. Imob. Ltda.	-	100%	100%	53,430	42,737	10,693	-	(111)	(1)	10,693	-	(111)	(1)	-	-	-	-

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.      Investments in subsidiaries and jointly controlled investees--Continued

(i)      Ownership interest --Continued

(a)     Information on subsidiaries and jointly-controlled investees --Continued

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees		06/30/2016	12/31/2015	06/30/2016	06/30/2016	06/30/2016	12/31/2015	06/30/2016	06/30/2015	06/30/2016	12/31/2015	06/30/2016	06/30/2015	06/30/2016	12/31/2015	06/30/2016	06/30/2015

Gafisa SPE 36 Emp. Imob. Ltda.	-	100%	100%	26,087	17,184	8,903	8,857	46	833	8,903	8,857	46	833	-	-	-	-
Gafisa SPE-81 Emp. Imob. Ltda.	-	100%	100%	85,733	76,897	8,836	8,978	(142)	2,029	8,836	8,978	(142)	2,029	-	-	-	-
Atins Emp. Imob.s Ltda.	(a)	50%	50%	30,697	13,403	17,294	15,777	(534)	(38)	8,647	7,888	(267)	(19)	8,647	7,888	(267)	(19)
Gafisa SPE-77 Emp. Imob. Ltda.	-	65%	65%	26,057	13,048	13,009	9,552	3,868	578	8,456	6,209	2,605	1,748	-	-	-	-
Parque Aguas Empr. Imob. Ltda.	(a)(c)	50%	50%	17,271	1,305	15,966	15,264	1,091	182	7,983	7,632	351	77	7,983	7,632	351	77
Gafisa SPE-38 Emp. Imob. Ltda.	-	100%	100%	8,020	58	7,962	7,967	(5)	(2)	7,962	7,967	(5)	(2)	-	-	-	-
Gafisa SPE-109 Emp. Imob. Ltda.	-	100%	100%	9,010	1,827	7,183	7,189	(6)	(75)	7,183	7,189	(6)	(75)	-	-	-	-
Gafisa SPE-37 Emp. Imob. Ltda.	-	100%	100%	7,642	885	6,757	6,727	30	51	6,757	6,727	30	51	-	-	-	-
Gafisa SPE-90 Emp. Imob. Ltda.	-	100%	100%	11,507	5,031	6,476	6,477	-	(47)	6,476	6,477	-	(47)	-	-	-	-
Dubai Residencial Empr. Imob. Ltda.	(a)(c)	50%	50%	11,573	593	10,980	10,562	190	184	5,490	5,281	209	(2,271)	5,490	5,281	209	(2,271)
Gafisa SPE-87 Emp. Imob. Ltda.	-	100%	100%	23,593	18,268	5,325	5,393	(68)	2,108	5,325	5,393	(68)	2,108	-	-	-	-
Gafisa SPE-113 Emp. Imob. Ltda.	-	60%	60%	59,562	50,849	8,713	7,521	(6,850)	(2,788)	5,228	4,513	(4,110)	(1,673)	5,228	4,513	(4,110)	(1,673)
Prime Grand Park Emp. Imob. Spe Ltda.	(a)(c)	50%	50%	14,860	4,597	10,263	9,846	(44)	(995)	5,131	4,923	(23)	(612)	5,131	4,923	(23)	(612)
Performance Gafisa General Severiano Ltda	(a)	50%	0%	25,828	15,579	10,249	-	-	-	5,125	-	-	-	5,125	-	-	-
OCPC01 Adjustment – capitalized interests	(d)			-	-	-	-	-	-	31,789	31,675	114	5,958	-	-	-	-
Other (*)	-			255,051	169,180	85,871	90,051	(195)	(5,174)	67,562	73,142	(881)	(2,341)	25,570	29,398	311	121
Subtotal				7,732,257	4,132,621	3,599,636	3,463,711	29,642	124,810	2,897,443	2,779,093	24,156	98,685	439,910	426,246	5,345	22,834

Indirect investees - Gafisa:
Saí Amarela S.A.	(a)	50%	50%	2,407	121	2,286	2,314	34	(115)	-	-	-	-	1,143	1,126	17	(58)
Gafisa SPE-51 Emp. Imob. Ltda.	(a)	60%	60%	1,241	325	916	1,662	(127)	799	-	-	-	-	550	997	(76)	480
Other (*)				806	109	697	466	368	33	-	-	-	-	348	73	180	98
Indirect jointly-controlled investees Gafisa				4,454	555	3,899	4,442	275	717	-	-	-	-	2,041	2,196	121	520

Indirect investees - Tenda:
Acedio SPE Emp. Imob. Ltda.	-	55%	55%	4,677	3,999	678	676	2	(1,320)	-	-	-	-	373	372	1	(726)
Maria Inês SPE Emp. Imob. Ltda.	-	60%	60%	21,236	152	21,084	21,050	57	69	-	-	-	-	12,650	12,630	34	41
Fit 02 SPE Emp. Imob. Ltda.	-	60%	60%	10,098	94	10,004	9,882	420	99	-	-	-	-	6,002	5,929	252	59
Fit Jardim Botânico SPE Emp. Imob. Ltda.	-	55%	55%	10,588	188	10,400	9,999	301	(5,641)	-	-	-	-	5,720	5,554	166	(3,102)
Fit 11 SPE Emp. Imob. Ltda.	-	70%	70%	35,629	6,200	29,429	32,062	(53)	(98)	-	-	-	-	20,600	22,443	(37)	(69)
Fit 31 SPE Emp. Imob. Ltda.	-	70%	70%	15,966	934	15,032	16,455	(1,258)	(1,713)	-	-	-	-	10,522	11,518	(881)	(1,199)
Fit 34 SPE Emp. Imob. Ltda.	-	70%	70%	34,500	500	34,000	33,634	380	982	-	-	-	-	23,800	23,544	266	689
Fit 03 SPE Emp. Imob. Ltda.	-	80%	80%	11,473	1,067	10,406	11,404	(998)	253	-	-	-	-	8,325	9,123	(798)	203
Imbuí I SPE Emp. Imob. Ltda.	-	50%	50%	9,024	268	8,756	8,723	32	(15)	-	-	-	-	4,378	4,362	16	(8)
Città Ipitanga SPE Emp. Imob. Ltda.	-	50%	50%	12,656	594	12,062	11,761	302	(200)	-	-	-	-	6,031	5,880	151	(100)
Grand Park - Pq. dos Pássaros SPE Em. Im.	-	50%	50%	27,209	2,937	24,272	22,466	1,806	3,191	-	-	-	-	12,136	11,233	903	1,595
Citta Itapua Emp. Imob. SPE Ltda.	-	50%	50%	18,755	1,483	17,272	18,015	(742)	(96)	-	-	-	-	8,636	9,007	(371)	(48)
SPE Franere Gafisa 08 Emp. Imob. LTDA.	-	50%	50%	54,628	6,526	48,102	47,831	274	(2,910)	-	-	-	-	24,051	23,916	137	(1,455)
Fit 13 SPE Emp. Imob. Ltda.	(b)	50%	50%	34,370	653	33,717	34,487	(771)	132	-	-	-	-	17,070	17,840	(771)	137
Other (*)	-			99,055	2,571	96,485	69,986	26,495	(284)	-	-	-	-	2	-	(1)	(4,054)
Indirect jointly-controlled investees - Tenda	-			399,864	28,166	371,699	348,431	26,247	(7,551)	-	-	-	-	160,296	163,351	(933)	(8,037)

Subtotal				8,136,575	4,161,342	3,975,234	3,816,584	56,164	117,976	2,897,443	2,779,093	24,156	98,685	602,247	591,793	4,533	15,317

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in subsidiaries and jointly controlled investees--Continued

(i)      Ownership interest --Continued

(a)     Information on subsidiaries and jointly-controlled investees —Continued

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees		06/30/2016	12/31/2015	06/30/2016	06/30/2016	06/30/2016	12/31/2015	06/30/2016	06/30/2015	06/30/2016	12/31/2015	06/30/2016	06/30/2015	06/30/2016	12/31/2015	06/30/2016	06/30/2015

Goodwill on acquisition of subsidiaries	(e)									25,476	25,476			-	-
Goodwill based on inventory surplus	-									62,804	62,343			-	-
Addition to remeasurement of investment in associate	(f)									375,853	375,853			375,853	375,853
Total investments										3,361,576	3,242,765	24,156	98,685	978,100	967,646	4,533	15,317

(*)Includes companies with investment balances below R$ 5,000.

									Company				Consolidated
	Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees	06/30/2016	12/31/2015	06/30/2016	06/30/2016	06/30/2016	12/31/2015	06/30/2016	06/30/2015	06/30/2016	12/31/2015	06/30/2016	06/30/2015	06/30/2016	12/31/2015	06/30/2016	06/30/2015
Provision for net capital deficiency (g):
Manhattan Residencial 01 Spe Ltda	50%	50%	30,847	118,211	(87,364)	(89,319)	(534)	(5,544)	(43,682)	(44,627)	(267)	(3,929)	(43,682)	(44,627)	(267)	(3,929)
Gafisa Vendas Interm. Imobiliaria Ltda	100%	100%	24,148	34,735	(10,587)	(8,239)	(5,947)	(2,643)	(10,587)	(8,239)	(5,947)	(2,643)	-	-	-	-
Manhattan Comercial 01 Spe Ltda	50%	50%	12,765	21,531	(8,766)	(7,887)	92	(1,128)	(4,383)	(4,350)	46	(564)	(4,383)	(4,350)	46	(564)
Other (*)			28,043	28,990	(947)	(2,557)	(197)	(2,825)	(907)	(2,511)	935	(1,380)	(5,423)	(5,424)	590	776
Total provision for net capital deficiency			95,803	203,467	(107,664)	(108,002)	(6,586)	(12,140)	(59,559)	(59,727)	(5,233)	(8,516)	(53,488)	(54,401)	369	(3,717)

Total Income from equity method investments											18,923	90,169			4,902	11,600

(a)    Joint venture.

(b)    Joint venture with Tenda associates.

(c)    The Company recorded expense of R$354 in Income from equity method investments for the period ended June 30, 2016 related to the recognition, by jointly-controlled entities, of adjustments in the prior year, in accordance with the ICPC09 (R2) – Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.

(d)    Charges of the Company not appropriated to the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.

(e)    See breakdown in Note 11.

(f)     Amount related to the addition to the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$375,853, arising from the sale of control over the entity.

(g)    The provision for net capital deficiency is recorded in the heading “Other payables” (Note 15).

(b)    Change in investments

	Company	Consolidated

Balance at December 31, 2015	3,242,765	967,646
Income from equity method investments	24,156	4,533
Capital contribution (decrease)	99,720	4,870
Acquisition of interests	5,586	5,124
Dividends receivable	(7,425)	(4,871)
Usufruct of shares	(3,200)	-
Other investments	(26)	798
Balance at June 30, 2016	3,361,576	978,100

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

10.  Property and equipment

		Company				Consolidated
Type	12/31/2015	Addition	Write-off	100% depreciated items	06/30/2016	12/31/2015	Addition	Write-off	100% depreciated items	06/30/2016
Cost
Hardware	14,018	1,445	-	(3,970)	11,493	28,143	5,297	(455)	(5,575)	27,410
Leasehold improvements and installations	9,367	223	-	(3,432)	6,158	17,449	1,727	-	(3,465)	15,711
Furniture and fixtures	675	-	-	-	675	5,503	-	-	-	5,503
Machinery and equipment	2,640	-	-	-	2,640	4,039	-	-	(1)	4,038
Molds	-	-	-	-	-	13,067	1,638	-	-	14,705
Sales stands	12,041	4,141	(99)	(795)	15,288	15,724	4,588	(1,182)	(1,322)	17,808
	38,741	5,809	(99)	(8,197)	36,254	83,925	13,250	(1,637)	(10,363)	85,175

Accumulated depreciation
Hardware	(7,191)	(1,354)	-	3,970	(4,575)	(13,474)	(2,771)	-	5,575	(10,670)
Leasehold improvements and installations	(4,838)	(878)	-	3,432	(2,284)	(7,918)	(1,602)	-	3,465	(6,055)
Furniture and fixtures	(282)	(34)	-	-	(316)	(3,664)	(276)	-	-	(3,940)
Machinery and equipment	(1,344)	(132)	-	-	(1,476)	(1,898)	(203)	-	1	(2,100)
Molds	-	-	-	-	-	(3,379)	(1,411)	-	-	(4,790)
Sales stands	(2,267)	(2,598)	99	795	(3,971)	(4,416)	(4,005)	1,182	1,322	(5,917)
	(15,922)	(4,996)	99	8,197	(12,622)	(34,749)	(10,268)	1,182	10,363	(33,472)

Total property and equipment	22,819	813	-	-	23,632	49,176	2,982	(455)	-	51,703

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 10 to the financial statements as of December 31, 2015.

11.  Intangible assets

		Company
	12/31/2015				06/30/2016
	Balance	Addition	Write-down / amortization	100% amortized items	Balance

Software – Cost	75,409	3,448	-	(17,148)	61,709
Software – Depreciation	(47,187)	-	(6,624)	17,148	(36,663)
Other	5,089	2,953	(2,480)	-	5,562
Total intangible assets	33,311	6,401	(9,104)	-	30,608

		Consolidated
	12/31/2015				06/30/2016
	Balance	Addition	Write-down / amortization	100% amortized items	Balance
Goodwill
AUSA	25,476	-	-	-	25,476

Software – Cost	110,559	7,909	(1,716)	(29,384)	87,368
Software – Depreciation	(65,408)	-	(12,430)	29,384	(48,454)
Other	6,715	2,953	(531)	-	9,137
	51,866	10,862	(14,677)	-	48,051

Total intangible assets	77,342	10,862	(14,677)	-	73,527

In the end of each fiscal year, the Company evaluates the recovery of the carrying value of goodwill and the addition to the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, as disclosed in Note 9. In the period ended June 30, 2016, the Company did not find the existence of any indication of loss on the carrying value of goodwill.

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 11 to the financial statements as of December 31, 2015.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.  Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	06/30/2016	12/31/2015	06/30/2016	12/31/2015

National Housing System - SFH /SFI	July 2016 to April 2021	8.30% to 14.00% + TR 120% to 129% of CDI	1,001,621	1,014,092	1,196,948	1,161,707
Certificate of Bank Credit - CCB	July 2016 to June 2019	125% of CDI 0.59%/3.95%/4.25% + CDI INCC	98,473	124,568	136,969	131,128
Total loans and financing (Notes 20.i.d, 20.ii.a and 20.iii)			1,100,094	1,138,660	1,333,917	1,292,835

Current portion			562,684	595,817	633,782	672,365
Non-current portion			537,410	542,843	700,135	620,470

(i)                 In the period ended  June 30, 2016, the Company made payments in the total amount of R$33,977, of which R$15,122 related to principal and R$18,855 to interest.

The maturities of the current and non-current installments are as follows:

	Company		Consolidated
Maturity	06/30/2016	12/31/2015	06/30/2016	12/31/2015

2016	183,114	595,817	206,419	672,365
2017	610,461	385,555	689,462	440,418
2018	301,545	153,288	357,902	166,996
2019	4,974	4,000	55,186	12,049
2020 onwards	-	-	24,948	1,007
	1,100,094	1,138,660	1,333,917	1,292,835

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants as of  June 30, and December 31, 2015 are disclosed in Note 13.

The following table shows the summary of financial expenses and charges and the capitalized rate in the account “properties for sale”.

	Company		Consolidated
	06/30/2016	06/30/2015	06/30/2016	06/30/2015

Total financial charges for the period	112,858	126,608	148,627	155,526
Capitalized financial charges	(91,934)	(89,772)	(117,133)	(111,059)

Financial expenses (Note 24)	20,924	36,836	31,494	44,467

Financial charges included in “Properties for sale”:

Opening balance	287,806	220,959	354,551	276,613
Capitalized financial charges	91,934	89,772	117,133	111,059
Charges recognized in profit or loss (Note 23)	(56,890)	(53,775)	(82,823)	(71,945)

Closing balance	322,850	256,956	388,861	315,727

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 12 to the financial statements as of December 31, 2015.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.  Debentures

				Company		Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	06/30/2016	12/31/2015	06/30/2016	12/31/2015

Seventh placement (i)	375,000	TR + 10.384%	December 2017	377,492	452,568	377,492	452,568
Eighth placement / second series	5,787	IPCA + 7.96%	October 2016	9,140	8,395	9,140	8,395
Ninth placement (ii)	112,596	CDI + 1.90%	July 2018	111,641	130,394	111,641	130,394
Tenth placement (iii)	55,000	IPCA + 8.22	January 2020	65,294	64,724	65,294	64,724
First placement (Tenda) (iv)	170,000	TR + 9.00%	October 2016	-	-	174,476	201,877

Total debentures (Note 20.i.d, 20.ii.a and 20.iii)				563,567	656.081	738.043	857.958

Current portion				255,770	187,744	430,246	389,621
Non-Current portion				307,797	468,337	307,797	468,337

In the period ended June 30, 2016, the Company made the following payments:

	Principal	Interest	Total amortization
(i)	75,000	26,459	101,459
(ii)	19,430	8,502	27,932
(iii)	-	4,775	4,775
(iv)	30,000	7,151	37,151

The maturities of current and non-current portions are as follows:

	Company		Consolidated
Maturity	06/30/2016	12/31/2015	06/30/2016	12/31/2015

2016	103,567	187,744	278,043	389,621
2017	341,032	344,690	341,032	344,690
2018	76,925	83,485	76,925	83,485
2019	21,019	20,078	21,019	20,078
2020	21,024	20,084	21,024	20,084
	563,567	656,081	738,043	857,958

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.  Debentures--Continued

The Company is in compliance with the financial debt covenants at the reporting date of this quarterly information. The ratios and minimum and maximum amounts required under such restrictive covenants as of June 30, 2016 and December 31, 2015 are as follows:

	06/30/2016	12/31/2015
Seventh placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	-17.31 times	-14.12 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-9.85%	-12.19%
Total receivables plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	2.28 times	2.25 times

Eighth placement - first and second series and Loans and Financing
Total account receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	-9.12 times	-7.73 times
Total debt less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-9.85%	-12.19%

Ninth placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt	3.52 times	3.71 times
Net debt cannot exceed 100% of equity plus noncontrolling interests	48.43%	46.44%

Tenth placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	-17.31 times	-14.12 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-9.85%	-12.19%

First placement – Tenda
Total accounts receivable plus inventory required to be equal to or 2.0 times over net debt less debt with secured guarantee (3) or below zero, considering that TR(4) plus TE (4) is always above zero.	-5.09 times	-6.79 times
Net debt less debt with secured guarantee (3) required to be not in excess of 50% of equity.	-28.44%	-21.47%

Total receivables plus unappropriated income plus total inventory of finished units required to be over 1.5 time the net debt plus payable for purchase of properties plus unappropriated cost or below zero

	2.80 times	2.47 times

(1)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)   Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not shown in the Balance Sheet

(3)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

 (4)  Total inventory.

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 13 to the financial statements as of December 31, 2015.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

14.  Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolio are as follows:

	Company		Consolidated
	06/30/2016	12/31/2015	06/30/2016	12/31/2015

Assignment of receivables:
Obligation CCI Jun/11	2,144	3,164	3,441	4,775
Obligation CCI Dec/11	1,952	2,071	2,081	2,236
Obligation CCI Jul/12	229	368	229	368
Obligation CCI Nov/12	-	-	3,931	4,351
Obligation CCI Dec/12	5,456	7,541	5,456	7,541
Obligation CCI Nov/13	2,002	2,858	5,105	6,362
Obligation CCI Nov/14	3,178	4,646	5,189	6,696
Obligation CCI Dec/15	11,292	13,053	21,634	24,558
Obligation CCI Mar/16 (Note 5)	21,452	-	25,256	-
Obligation CCI May/16 (Note 5)	13,218	-	16,553	-
FIDC obligation	829	1,146	1,661	2,406
Total obligations assumed on assignment of receivables (Note 20.iii)	61,752	34,847	90,536	59,293

Current portion	23,111	12,631	35,502	23,482
Non-current potion	38,641	22,216	55,034	35,811

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 14 to the financial statements as of December 31, 2015.

15.  Other payables

	Company		Consolidated
	06/30/2016	12/31/2015	06/30/2016	12/31/2015

Provision for penalties for delay in construction works	1,393	1,404	3,944	3,213
Cancelled contract payable	18,740	11,014	34,850	24,053
Warranty provision	34,086	41,958	49,681	59,647
Deferred sales taxes (PIS and COFINS) in long term	4,579	8,368	11,822	13,129
Provision for net capital deficiency (Note 9)	59,559	59,727	53,488	54,401
Long-term suppliers (Note 20.i.d)	3,406	5,652	6,370	7,508
Payables to venture partners (Note 20.i.d, 20.ii and 20.iii)	2,280	4,713	2,375	4,895
Share-based payment - Phantom Shares (Note 18.3)	1,385	889	1,385	889
Other liabilities	7,676	8,426	37,077	28,918

Total other payables	133,104	142,151	200,992	196,653

Current portion	123,735	127,123	172,407	163,437
Non-current portion	9,369	15,028	28,585	33,216

       The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 15 to the financial statements as of December 31, 2015.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.  Provisions for legal claims and commitments

In the period ended June 30, 2016, the changes in the provision are summarized as follows:

Company	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2015	119,420	220	63,235	182,875
Additional provision (Note 23)	23,628	3	6,774	30,405
Payment and reversal of provision not used	(14,410)	(3)	(8,660)	(23,073)
Balance at June 30, 2016	128,638	220	61,349	190,207

Current portion	79,472	220	7,975	87,667
Non-current portion	49,166	-	53,374	102,540

Consolidated	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2015	149,621	400	92,961	242,982
Additional provision (Note 23)	31,181	13	12,752	43,946
Payment and reversal of provision not used	(16,879)	(190)	(21,989)	(39,058)
Balance at June 30, 2016	163,923	223	83,724	247,870

Current portion	79,472	220	7,975	87,667
Non-current portion	84,451	3	75,749	160,203

(a)     Civil lawsuits, tax proceedings and labor claims

As of June 30, 2016, the Company and its subsidiaries have deposited in court the amount of R$117,004 (R$105,275 in 2015) in the Company’s statement, and R$140,539 (R$125,358 in 2015) in the consolidated statement (Note 7).

	Company		Consolidated
	06/30/2016	12/31/2015	06/30/2016	12/31/2015

Civil lawsuits	74,047	71,327	89,825	81,919
Tax proceedings	19,805	13,744	21,970	14,222
Labor claims	23,152	20,204	28,744	29,217
Total	117,004	105,275	140,539	125,358

(i)   Lawsuits in which likelihood of loss is rated as possible

As of June 30, 2016, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks. Based on the history of probable processes and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$784,072 (R$810,163 in 2015), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses. The change in the period was caused by the variation in the volume of lawsuits with smaller amounts and review of the involved amounts.

	Company		Consolidated
	06/30/2016	12/31/2015	06/30/2016	12/31/2015

Civil lawsuits	239,640	235,975	472,733	469,841
Tax proceedings	33,528	32,543	241,940	263,540
Labor claims	40,035	38,967	69,399	76,782
	313,203	307,485	784,072	810,163

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.  Provisions for legal claims and commitments--Continued

(b)     Payables related to the completion of real estate ventures

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 16(i)(b) to the financial statements as of December 31, 2015.

(c)      Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has commitments related to the rental of 33 real estate where its facilities are located, at a monthly cost of R$1,128 adjusted by the IGP-M/FGV variation. The rental term is from 1 to 10 years and there is a fine in case of cancelled contracts corresponding to three-month rent or in proportion to the contract expiration time.

       The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 15 to the financial statements as of December 31, 2015.

17.  Payables for purchase of properties and advances from customers

		Company		Consolidated
	Maturity	06/30/2016	12/31/2015	06/30/2016	12/31/2015

Payables for purchase of properties	July 2016 to August 2020	117,778	139,320	345,831	362,800
Adjustment to present value		(8,484)	(9,723)	(21,599)	(17,039)
Advances from customers
Development and sales		18,524	19,337	30,093	39,743
Barter transaction - Land		116,729	143,271	191,573	224,430

Total payables for purchase of properties and advances from customers		244,547	292,205	545,898	609,934

Current portion		158,249	148,989	360,382	361,420
Non-current portion		86,298	143,216	185,516	248,514

18.  Equity

18.1.  Capital

As of June 30, 2016 and December 31, 2015, the Company's authorized and paid-in capital amounts to R$2,740,662, in both periods represented by 378,066,162  registered common shares, without par value, of which 14,440,416 (10,584,756 as of December 31, 2015) were held in treasury.

According to the Company’s articles of incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance up to the limit of 600,000,000 (six hundred millions) common shares.

On March 31, 2016, the Company approved the creation of a new program to repurchase its common shares aimed at holding them in treasury and later selling or cancelling them, over a period of 18 months, up to the limit of 8,198,565 shares. In the period ended June 30, 2016, 4,378,600 shares in the total amount of R$8,450 were acquired. Additionally, the Company transferred 522,941 (1,221,860 in 2015) shares in the total amount of R$1,230 (R$3,022 in 2015) related to the exercise of options of the stock option plan comprising common shares by the beneficiaries, for which it received the total amount of R$5 (R$599 in 2015).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity--Continued

18.1.  Capital --Continued

Treasury shares
Type	GFSA3	R$	%	Market value (*) R$ thousand		Carrying value R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	06/30/2016	12/31/2015	06/30/2016	12/31/2015
11/20/2001	599,486	2.8875	0.17%	1,229	1,457	1,731	1,731
Changes in 2013:
Acquisition	18,500,000	3.8561	5.12%	37,925	44,955	71,339	71,339
Changes in 2014:
Acquisition	43,738,235	2.6353	12.12%	89,663	106,284	115,265	115,265
Transfer	(5,463,395)	3.2183	-1.51%	(11,200)	(13,276)	(17,583)	(17,583)
Cancellations	(27,493,039)	3.3351	-7.62%	(56,361)	(66,808)	(91,693)	(91,693)
Changes in 2015:
Acquisition	11,925,330	2.0257	3.30%	24,447	28,979	24,157	24,157
Transfer	(1,221,860)	2.4733	-0.34%	(2,504)	(2,970)	(3,022)	(3,022)
Cancellations	(30,000,000)	2.4738	-8.31%	(61,500)	(72,900)	(74,214)	(74,214)
Changes in 2016:					-		-
Acquisition	4,378,600	1.9298	1.21%	8,976	-	8,450	-
Transfer	(522,941)	2.3521	-0.14%	(1,072)	-	(1,230)	-
	14,440,416	2.2991	4.00%	29,603	25,721	33,200	25,980

(*)Market value calculated based on the closing share price on June 30, 2016 at R$2.05 (R$2.43 in 2015), not considering the effect of occasional volatilities.

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of lawsuits (Note 16(a)(i)).

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2015	367,481
Repurchase of treasury shares	(4,379)
Transfer related to the stock option plan	523
Shares held by the management members of the Company	(2,606)
Outstanding shares as of June 30, 2016	361,019

Weighted average shares outstanding	364,977

18.2.  Stock option plan

Expenses for granting stocks recorded under the account “General and administrative expenses” (Note 23) in the periods ended June 30, 2016 and 2015, are as follows:

	06/30/2016	06/30/2015

Gafisa	3,189	3,940
Tenda	562	1,061
	3,751	5,001

(i)    Gafisa

The Company has a total of five stock option plans comprising common shares, launched in 2012, 2013, 2014, 2015 and 2016 which follows the rules established in the Stock Option Plan of the Company.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity--Continued

18.2.  Stock option plan -- Continued

(i)    Gafisa--Continued

The granted options entitle their holders (beneficiaries) to purchase common shares of the Company’s capital, after periods that vary from one to five years of employment in the Company (essential condition to exercise the option), and expire  six to ten years after the grant date.

The fair value of options is set on the grant date, and it is recognized as expense in profit or loss (as contra-entry to equity) during the vesting period of the plan, to the extent the services are provided by employees and management members.

The changes in options outstanding in the period ended June 30, 2016 and year ended December 31, 2015, which include their respective weighted average exercise prices, are as follows:

	2016		2015
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	11,743,379	1.83	9,542,643	1.49
Options granted	2,209,869	2.62	3,567,201	2.24
Options exercised (i)	(530,816)	0.01	(1,221,860)	(0.49)
Options expired	-	-	(32,000)	(3.05)
Options forfeited	-	-	(112,605)	(0.01)

Options outstanding at the end of the period	13,422,432	2.03	11,743,379	1.83

(i) In the period ended June 30, 2016, the amount received for exercised options was R$5 (R$599 in the year ended December 31, 2015).

Options outstanding and exercisable as of June 30, 2016, are as follows:

Options outstanding			Options exercisable
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)

13,422,432	4.32	2.03	1,927,083	2.68

During the period ended June 30, 2016, the Company granted 2,209,869 options in connection with its stock option plans comprising common shares (3,567,201 options granted in 2015).

The fair value of the new granted options totaled R$1,265 (R$3,232 in 2015), which was determined based on the following assumptions:

	2016	2015
Pricing model	Binomial	Binomial
Exercise price of options (R$)	R$2.62	R$2.24
Weighted average price of options (R$)	R$2.62	R$2.24
Expected volatility (%) – (*)	53%	52%
Expected option life (years)	5.78 years	5.58 years
Dividend income (%)	1.98%	2.24%
Risk-free interest rate (%)	14.13%	13.64%

(*) The volatility was determined based on the regression analyses of the relation of the volatility of the Gafisa S.A.’s shares with the Ibovespa index.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity--Continued

18.2.  Stock option plan --Continued

 (ii)   Tenda

The subsidiary Tenda has a total of three stock options comprising common shares for its employees and management members, launched in 2014 and 2016, that follows the rules established in its Stock Option Plan.

The changes in options outstanding in the period ended June 30, 2016 and year ended December 31, 2015, which include their respective weighted average exercise prices, are as follows:

	2016		2015
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	42,259,687	0.84	42,259,687	0.76
Options granted	1,637,067	0.88	-	-
Options forfeited	(1,100,400)	0.84	-	-
Options outstanding at the end of the period	42,796,354	0.84	42,259,687	0.76

The options outstanding and exercisable as of June 30, 2016 are as follows:

Options outstanding			Options exercisable
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)

42,796,354	2.61	0.84	-	-

The fair value of the options granted in 2014 and 2016 totaled R$8,927, which was determined based on the following assumptions:

	2016	2014
Pricing model	Black-Scholes	Black-Scholes
Exercise price of options (R$)	R$0.88	R$0.85
Weighted average price of options (R$)	R$0.88	R$0.84
Expected volatility (%) – (*)	26.70%	31.30%
Expected life of options (years)	4.51 years	2.55 years
Risk-free interest rate (%) – (**)	12.67% to 12.77%	12.77% to 12.84%

  (*) The volatility was determined based on the history of the BM&FBOVESPA Real Estate Index (IMOBX).

  (**)The market risk-free interest rate for the option term in the grant moment varied between 11.66% and 12.84%.

18.3.  Share-based payment – Phantom Shares

In the period ended June 30, 2015, a cash-settled share-based payment program was approved, with fixed terms and conditions. The beneficiaries were granted the right to receive an amount equivalent to 1,143,145 phantom shares, together with the stock option plan for the year 2016. The phantom shares have the same grace and expiration period of the options, and can be partially or fully exercised during the established period.

As of June 30, 2016, the amount of R$1,385 (R$889 in 2015), related to the fair value of the phantom shares granted, is recognized in the heading “Other payables” (Note 15).

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 18 to the individual and consolidated financial statements as of December 31, 2015.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.  Income tax and social contribution

(i)      Current income tax and social contribution

The reconciliation of the effective tax rate for the periods ended June 30, 2016 and 2015 is as follows:

	Company		Consolidated
	06/30/2016	06/30/2015	06/30/2016	06/30/2015

Profit (loss) before income tax and social contribution, and statutory interest	(91,665)	60,137	(74,494)	63,490
Income tax calculated at the applicable rate - 34%	31,166	(20,447)	25,328	(21,586)
Net effect of subsidiaries and ventures taxed by presumed profit and Special Taxation Regime (RET)	-	-	8,885	16,613
Tax losses (tax loss carryforwards used)	-	-	(2,208)	(184)
Income from equity method investments	6,434	30,273	1,667	3,560
Stock option plan	(2,072)	(1,393)	(2,263)	(1,754)
Other permanent differences	(5,020)	(1,218)	(8,908)	(2,120)
Charges on payables to venture partners	(338)	910	(41)	1,009
Tax credits recognized (not recognized)	(30,170)	(8,125)	(38,178)	(1,944)
	-	-	(15,718)	(6,406)

Tax expenses - current	-	-	(13,016)	(7,232)
Tax income - deferred	-	-	(2,702)	826

 (ii)   Deferred income tax and social contribution

As of June 30, 2016 and December 31, 2015, deferred income tax and social contribution are from the following sources:

	Company		Consolidated
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Assets
Provisions for legal claims	64,670	62,178	82,609	82,614
Temporary differences – PIS and COFINS deferred	7,358	10,636	13,202	16,404
Provisions for realization of non-financial assets	1,849	1,849	7,419	11,776
Temporary differences – CPC adjustment	22,195	40,089	26,722	44,748
Other provisions	71,129	60,745	116,465	85,912
Income tax and social contribution loss carryforwards	80,829	75,768	314,946	317,282
Tax benefits of subsidiaries	28,165	28,165	28,165	28,165
Tax credits not recognized	(30,170)	-	(311,175)	(272,997)
	246,025	279,430	278,353	313,904

Liabilities
Negative goodwill	(92,385)	(92,385)	(92,385)	(92,385)
Temporary differences –CPC adjustment	(130,675)	(131,096)	(132,246)	(130,929)
Differences between income taxed on cash basis and recorded on an accrual basis	(33,050)	(66,034)	(74,172)	(107,079)
	(256,110)	(289,515)	(298,803)	(330,393)

Total net	(10,085)	(10,085)	(20,450)	(16,489)

The Company has income tax and social contribution loss carryforwards for offset in the following amounts:

	Company
	06/30/2016			12/31/2015
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	237,731	237,731		222,849	222,849
Deferred tax asset (25%/9%)	59,433	21,396	80,829	55,712	20,056	75,768
Recognized deferred tax asset	59,433	21,396	80,829	55,712	20,056	75,768
Unrecognized deferred tax asset	-	-	-	-	-	-

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.  Income tax and social contribution--Continued

(ii)      Deferred income tax and social contribution --Continued

	Consolidated
	06/30/2016			12/31/2015
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	926,310	926,310	-	933,182	933,182
Deferred tax asset (25%/9%)	231,578	83,368	314,946	233,296	83,986	317,282
Recognized deferred tax asset	59,433	21,396	80,829	55,712	20,056	75,768
Unrecognized deferred tax asset	172,145	61,972	234,117	177,584	63,930	241,514

Based on the estimate of projections for generation of future taxable profit of Gafisa, the estimated recovery of the Company’s balance of deferred income tax and social contribution is as follows:

	Company and Consolidated
	Income tax and social contribution loss	Income tax and social contribution loss

2016	31,366	10,665
2017	8,282	2,816
2018	3,056	1,039
2019	27,174	9,239
2020 to 2026	167,853	57,070
	237,731	80,829

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 19 to the financial statements as of December 31, 2015.

20.  Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments with the objective of hedging is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The control policy consists of continuously monitoring the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The result from these operations is consistent with the policies and strategies devised by Company management. The Company and its subsidiaries operations are subject to the following risk factors:

 (i)    Risk considerations

a)    Credit risk

There was no significant change in relation to the credit risks disclosed in Note 20(i)(a) to the financial statements as of December 31, 2015.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments--Continued

(i)     Risk considerations --Continued

b)    Derivative financial instruments

The Company holds derivative instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

As of June 30, 2016, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity between June 2016 and January 2020. The derivative contracts are as follows:

Consolidated
		Reais	Percentage		Validity		Gain (loss) not realized by derivative instruments - net

Companies	Swap agreements (Fixed for CDI)	Face value	Original Index – asset position	Swap – liability position	Beginning	End	06/30/2016	12/31/2015

Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 14.2672%	CDI + 1.6344%	12/21/2015	06/20/2016	-	(637)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 11.1136%	CDI + 0.2801%	06/20/2016	12/20/2016	(391)	(641)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 15.1177%	CDI + 1.6344%	12/20/2016	06/20/2017	52	(399)
Gafisa S/A	Banco Votorantim S.A.	130,000	CDI + 1.90%	118% CDI	07/22/2014	07/26/2018	(786)	(2,216)
Gafisa S/A	Banco HSBC	194,000	Fixed 12.8727%	120% CDI	09/29/2014	10/08/2018	(4,476)	(15,907)
Gafisa S/A	Banco Votorantim S.A.	55,000	IPCA + 8.22%	120% CDI	03/17/2015	01/20/2020	4,359	(1,874)
							(1,242)	(21,674)

					Current		(9,011)	(14,056)
					Non-current		7,769	(7,618)

During the period ended June 30, 2016, the amount of R$12,216 (R$(4,346) in 2015) in the Company’s and consolidated statements, which refers to net result of the interest swap transaction, arising from the payment in the amount of R$8,216, and the positive value change based on the market of R$20,432, was recognized in the “financial income (expenses)” line in the statement of profit or loss for the year, allowing correlation between the impact of such transactions and interest rate fluctuation in the Company’s balance sheet (Note 24).

       The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific valuation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction, which may vary upon the financial settlement of transactions.

c)    Interest rate risk

There was no significant change in relation to the interest rate risks disclosed in Note 20(i)(c) to the financial statements as of December 31, 2015.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments--Continued

(i)     Risk considerations --Continued

d)    Liquidity risk

There was no significant change in relation to the liquidity risks disclosed in Note 20(i)(d) to the financial statements as of December 31, 2015.

The maturities of financial instruments, loans, financing, suppliers, payables to venture partners and debentures are as follows:

	Company
Period ended June 30, 2016	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	562,684	537,410	-	-	1,100,094
Debentures (Note 13)	255,770	286,773	21,024	-	563,567
Payables to venture partners (Note 15)	2,280	-	-	-	2,280
Suppliers (Note 15 and Note 20.ii.a)	36,117	3,406	-	-	39,523
	856,851	827,589	21,024	-	1,705,464

	Consolidated
Period ended June 30, 2016	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	633,782	652,305	47,830	-	1,333,917
Debentures (Note 13)	430,246	286,773	21,024	-	738,043
Payables to venture partners (Note 15)	2,375	-	-	-	2,375
Suppliers (Note 15 and Note 20.ii.a)	77,721	6,370	-	-	84,091
	1,144,124	945,448	68,854	-	2,158,426

Fair value classification

The Company uses the same classification disclosed in Note 21(i)(d) to the financial statements as of December 31, 2015 to determine and disclose the fair value of financial instruments by the valuation technique.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of June 30, 2016 and December 31, 2015 is as follows:

	Company			Consolidated
	Fair value classification
As of June 30, 2016	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	218,823	-	-	460,823	-

	Company			Consolidated
	Fair value classification
As of December 31, 2015	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	350,343	-	-	629,671	-

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments--Continued

(i)     Risk considerations --Continued

d)    Liquidity risk --Continued

Fair value classification --Continued

       In addition, the fair value classification of financial instruments liabilities measured at fair value through profit or loss is as follow:

	Company			Consolidated
	Fair value classification
As of June 30, 2016	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial liabilities
Derivative financial instruments (Note 20.i.b)	-	1,242	-	-	1,242	-

	Company			Consolidated
	Fair value classification
As of December 31, 2015	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial liabilities
Derivative financial instruments (Note 20.i.b)	-	21,674	-	-	21,674	-

In the period ended June 30, 2016, there were no transfers between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

 (ii)   Fair value of financial instruments

a)    Fair value measurement

The Company uses the same methods and assumptions disclosed in Note 20(ii)(a) to the financial statements as of December 31, 2015 to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

The most significant carrying values and fair values of financial assets and liabilities as of June 30, 2016 and December 31, 2015, classified into Level 2 of the fair value classification, are as follows:

	Company
	06/30/2016		12/31/2015
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	19,166	19,166	44,044	44,044
Short-term investments (Note 4.2)	218,823	218,823	350,343	350,343
Trade accounts receivable (Note 5)	887,823	887,823	986,042	986,042

Financial liabilities
Loans and financing (Note 12)	1,100,094	1,097,080	1,138,660	1,095,844
Debentures (Note 13)	563,567	578,463	656,081	633,238
Payables to venture partners (Note 15)	2,280	2,729	4,713	5,472
Derivative financial instruments (Note 20(i)(b))	1,242	1,242	21,674	21,674
Suppliers (Note 20(i)(d))	39,523	39,523	32,115	32,115

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments--Continued

(ii)    Fair value of financial instruments -- Continued

a)      Fair value measurement --Continued

	Consolidated
	06/30/2016		12/31/2015
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	157,737	157,737	82,640	82,640
Short-term investments (Note 4.2)	460,832	460,832	629,671	629,671
Trade accounts receivable (Note 5)	1,640,823	1,640,823	1,802,364	1,802,364

Financial liabilities
Loans and financing (Note 12)	1,333,917	1,315,687	1,292,835	1,237,222
Debentures (Note 13)	738,043	750,350	857,958	828,387
Payables to venture partners (Note 15)	2,375	2,729	4,895	5,472
Derivative financial instruments (Note 20(i)(b))	1,242	1,242	21,674	21,674
Suppliers (Note 20(i)(d))	84,091	84,091	57,335	57,335

There was no significant change in relation to the other information disclosed in Note 20(ii)(a) to the financial statements as of December 31, 2015.

b)      Risk of debt acceleration

There was no significant change in relation to the risks of debt acceleration disclosed in Note 20(ii)(b) to the financial statements as of December 31, 2015.

c)      Market risk

There was no significant change in relation to the market risks disclosed in Note 20(ii)(c) to the financial statements as of December 31, 2015.

 (iii)  Capital stock management

The explanations related to this note were not subject to significant changes in relation to the disclosures in Note 20(iii) to the financial statements as of December 31,2015.

The Company included in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables and payables to venture partners less cash and cash equivalents and short-term investments (cash and cash equivalents and short-term investments):

	Company		Consolidated
	06/30/2016	12/31/2015	06/30/2016	12/31/2015

Loans and financing (Note 12)	1,100,094	1,138,660	1,333,917	1,292,835
Debentures (Note 13)	563,567	656,081	738,043	857,958
Obligations assumed on assignment of receivables (Note 14)	61,752	34,847	90,536	59,293
Payables to venture partners (Note 15)	2,280	4,713	2,375	4,895
( - ) Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	(237,989)	(394,387)	(618,569)	(712,311)
Net debt	1,489,704	1,439,914	1,546,302	1,502,670
Equity	2,998,075	3,095,491	3,001,290	3,097,236
Equity and net debt	4,487,779	4,535,405	4,547,592	4,599,906

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments--Continued

 (iv)  Sensitivity analysis

The sensitivity analysis of financial instruments for the period ended March 31, 2016, except swap contracts, which are analyzed through their due dates, describing the risks that may incur material losses on the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to show a 10%, 25% and 50% increase/decrease in the risk variable considered.

As of June 30, 2016, as well as derivative instruments, the Company has the following financial instruments:

a)   Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)   Loans and financing linked to the Referential Rate (TR) and CDI, and debentures indexed to the CDI, National Consumer Price Index – Extended (IPCA) and TR;

c)   Accounts receivable, linked to the National Civil Construction Index (INCC).

For the sensitivity analysis in the period ended June 30, 2016, the Company considered the interest rates of investments, loans and accounts receivables, the CDI rate at 14.13%, the Referential Rate (TR) at 1.88%, the National Civil Construction Index (INCC) rate at 6.46%, and the National Consumer Price Index – Extended (IPCA) at 8.84% . The scenarios considered were as follows:

Scenario I – Probable: 10% increase/decrease in the risk variables used for pricing

Scenario II – Possible: 25% increase/decrease in the risk variables used for pricing

Scenario III – Remote: 50% increase/decrease in the risk variables used for pricing

The Company shows in the following chart the sensitivity to risks to which the Company is exposed, based on the above scenarios, as of June 30, 2016. The effects on equity are basically the same ones on profit or loss.

		Scenario
		I	II	III	III	II	I
Instrument	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Short-term investments	Increase/Decrease of CDI	5,118	12,795	25,591	(25,591)	(12,795)	(5,118)
Loans and financing	Increase/Decrease of CDI	(5,563)	(13,909)	(27,816)	27,816	13,909	5,563
Debentures	Increase/Decrease of CDI	(1,382)	(3,455)	(6,911)	6,911	3,455	1,382
Derivative financial instruments	Increase/Decrease of CDI	(3,730)	(8,811)	(16,860)	18,744	8,934	3,361

Net effect of CDI variation		(5,557)	(13,380)	(25,996)	27,880	13,503	5,188

Loans and financing	Increase/Decrease of TR	(1,650)	(4,126)	(8,252)	8,252	4,126	1,650
Debentures	Increase/Decrease of TR	(1,119)	(2,797)	(5,595)	5,595	2,797	1,119

Net effect of TR variation		(2,769)	(6,923)	(13,847)	13,847	6,923	2,769

Debentures	Increase/Decrease of IPCA	(605)	(1,512)	(3,024)	3,024	1,512	605

Net effect of IPCA variation		(605)	(1,512)	(3,024)	3,024	1,512	605

Accounts receivable	Increase/Decrease of INCC	9,914	24,785	49,570	(49,570)	(24,785)	(9,914)
Loans and financing	Increase/Decrease of INCC	(40)	(100)	(201)	201	100	40

Net effect of INCC variation		9,874	24,685	49,369	(49,369)	(24,685)	(9,874)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Related parties

21.1.  Balances with related parties

The transactions between the Company and related companies are made under conditions and prices established between the parties.

	Company		Consolidated
Current accounts	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Assets
Current account:
Total SPEs	44,764	55,023	67,680	86,010
Condominium and consortia and third party’s works	7,461	9,108	7,461	9,108
Loan receivable	66,717	78,818	96,975	109,193
Dividends receivable	17,004	14,279	-	-
	135,946	157,228	172,116	204,311

Current portion	69,229	78,410	75,141	95,118
Non-current	66,717	78,818	96,975	109,193

Liabilities
Current account:
Total SPEs and Tenda	(972,252)	(790,895)	(69,366)	(76,620)
Loan payable	(7,826)	(10,480)	(55,173)	(51,482)
	(980,078)	(801,375)	(124,539)	(128,102)

Current portion	(980,078)	(801,375)	(77,192)	(87,100)
Non-current	-	-	(47,347)	(41,002)

The composition, nature and condition of loan receivable and payable by the Company are shown below. Loan maturities range from July  2016 to the duration of the respective ventures.

	Company
	06/30/2016	12/31/2015	Nature	Interest rate

Tembok Planej. E Desenv. Imob. Ltda. (Vistta Laguna)	-	11,044	Construction	12% p.a. + IGPM
Acquarelle Civilcorp Incorporações Ltda.	180	287	Construction	12% p.a. + IGPM
Manhattan Residencial I	52,985	53,862	Construction	10% p.a. + TR
Target Offices & Mall	9,584	3,105	Construction	12% p.a. + IGPM
Scena Laguna - Tembok Planej. e Desenv. Imob. Ltda.	3,968	10,520	Construction	12% p.a. + IGPM
Total receivable - Company	66,717	78,818

Gafisa Spe-113 Empr Imob	-	3,788	Construction	100% of CDI
Dubai Residencial	3,150	2,650	Construction	6% p.a.
Parque Arvores	2,563	2,270	Construction	6% p.a.
Parque Aguas	2,113	1,772	Construction	6% p.a.
Total payable - Company	7,826	10,480	Construction	6% p.a.

	Consolidated
	06/30/2016	12/31/2015	Nature	Interest rate

Tembok Planej. E Desenv. Imob. Ltda. (Vistta Laguna)	-	11,044	Construction	12% p.a. + IGPM
Acquarelle Civilcorp Incorporações Ltda.	180	287	Construction	12% p.a. + IGPM
Manhattan Residencial I	52,986	53,862	Construction	10% p.a. + TR
Target Offices & Mall	9,584	3,105	Construction	12% p.a. + IGPM
Scena Laguna - Tembok Planej. e Desenv. Imob. Ltda.	3,968	10,520	Construction	12% p.a. + IGPM
Fit Campolim SPE Emp. Imob. Ltda.	14,223	14,097	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	3,394	3,260	Construction	113.5% of 126.5% of CDI
Atua Construtora e Incorporadora S.A.	12,167	12,168	Construction	113.50% to 112% of CDI
Other	473	850	Construction	Several
Total receivable - Consolidated	96,975	109,193

Fit 34 SPE Empreendimentos Imobiliários Ltda.	22,754	21,925	Construction	6% p.a.
Fit 03 SPE Empreendimentos Imobiliários Ltda.	8,210	7,912	Construction	6% p.a.
Fit 11 SPE Empreendimentos Imobiliários Ltda.	6,133	5,910	Construction	6% p.a.
Gafisa Spe-113 Empr Imob	-	3,788	Construction	100% of CDI
Parque dos Pássaros	5,255	2,725	Construction	6% p.a.
Dubai Residencial	3,150	2,650	Construction	6% p.a.
Parque Arvores	2,563	2,270	Construction	6% p.a.
Parque Aguas	2,113	1,772	Construction	6% p.a.
Fit 31 SPE Empreendimentos Imobiliários Ltda.	1,347	1,298	Construction	6% p.a.
Araçagy	3,648	1,232	Construction	6% p.a.
Total payable - Consolidated	55,173	51,482

In the period ended June 30, 2016 the recognized financial income from interest on loans amounted to R$2,617 (R$4,594 in 2015) in the Company’s  statement and R$2,617 (R$20,051 in 2015) in the consolidated statement (Note 24).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Related parties --Continued

21.1.  Balances with related parties --Continued

Information regarding management transactions and compensation is described in Note 25.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 21 to the financial statements as of December 31, 2015.

21.2.  Endorsements, guarantees and sureties

The financial transactions of the subsidiaries are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$1,409,530 as of June 30, 2016 (R$1,067,950 as of December 31, 2015).

22.  Net operating revenue

	Company		Consolidated
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Gross operating revenue
Real estate development, sale, barter transactions and construction services	317,449	606,804	970,246	1,184,652
(Recognition) Reversal of allowance for doubtful accounts and provision for cancelled contracts (Note 5)	(5,598)	(313)	(20,511)	23,129
Taxes on sale of real estate and services	(25,710)	(53,883)	(70,830)	(96,751)
Net operating revenue	286,141	552,608	878,905	1,111,030

23.  Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Cost of real estate development and sale:
Construction cost	(126,735)	(224,430)	(417,163)	(472,022)
Land cost	(59,650)	(81,906)	(138,571)	(152,855)
Development cost	(16,905)	(21,370)	(56,336)	(52,999)
Capitalized financial charges (Note 12)	(56,890)	(53,775)	(82,823)	(71,945)
Maintenance / warranty	(4,738)	(27,842)	(8,240)	(31,142)
Provision for cancelled contracts (Note 5)	-	-	(10,080)	(22,324)
Total cost of real estate development and sale	(264,918)	(409,323)	(713,213)	(803,287)

Commercial expenses:
Product marketing expenses	(14,519)	(12,774)	(38,584)	(27,924)
Brokerage and sale commission	(8,086)	(8,451)	(18,606)	(18,474)
Customer Relationship Management (CRM) and corporate marketing expenses	(8,801)	(7,922)	(18,012)	(17,318)
Other	(611)	(1,844)	(1,331)	(4,032)
Total commercial expenses	(32,017)	(30,991)	(76,533)	(67,748)

General and administrative expenses:
Salaries and payroll charges	(16,890)	(19,780)	(35,884)	(37,938)
Employee benefits	(2,171)	(2,349)	(3,982)	(3,992)
Travel and utilities	(356)	(473)	(1,111)	(1,110)
Services	(5,093)	(5,821)	(11,764)	(12,269)
Rents and condominium fees	(4,399)	(4,489)	(6,954)	(6,597)
IT	(7,836)	(6,609)	(8,322)	(12,473)
Stock option plan (Note 18.3)	(3,189)	(3,940)	(3,751)	(5,001)
Reserve for profit sharing (Note 25.iii)	(6,250)	(12,000)	(12,468)	(12,038)
Other	(341)	(889)	(2,487)	(1,320)
Total general and administrative expenses	(46,525)	(56,350)	(86,723)	(92,738)

Other income (expenses), net:
Expenses with lawsuits (Note 16)	(30,405)	(42,532)	(43,946)	(55,488)
Expenses with the adjustment to the stock option plan balance of AUSA	(3,401)	-	(3,401)	-
Other	1,223	(5,252)	(8,673)	(11,118)
Total other income/(expenses), net	(32,583)	(47,784)	(56,020)	(66,606)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

24.  Financial income (expenses)

	Company		Consolidated
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Financial income
Income from financial investments	19,592	30,162	38,331	52,699
Derivative transactions (Note 20 (i) (b))	12,216	-	12,216	-
Financial income on loans (Note 21)	2,617	4,594	2,617	20,051
Other financial income	1,252	676	5,245	4,132
Total financial income	35,677	35,432	58,409	76,882

Financial expenses
Interest on funding, net of capitalization (Note 12)	(20,924)	(36,836)	(31,494)	(44,467)
Amortization of debenture cost	(1,366)	(1,966)	(1,366)	(1,966)
Payables to venture partners	(761)	(1,131)	(761)	(1,131)
Banking expenses	(2,513)	(1,822)	(4,444)	(2,805)
Derivative transactions (Note 20 (i) (b))	-	(4,346)	-	(4,346)
Discount in securitization transaction	(16,699)	(12,126)	(24,774)	(27,698)
Total financial expenses	(42,263)	(58,227)	(62,839)	(82,413)

25.  Transactions with management and employees

(i)     Management compensation

The amounts recorded in the account “general and administrative expenses” for the periods ended  June 30, 2016 and 2015, related to the compensation of the Company’s key management personnel are as follows:

	Management compensation
Period ended June 30, 2016	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	5	3
Fixed compensation for the period (in R$)
Salary / Fees	847	1,650	98
Direct and indirect benefits	-	173	-
Monthly compensation (in R$)	141	304	16
Total compensation	847	1,823	98
Profit sharing (Note 25 (iii))	-	1,138	-
Total compensation and profit sharing	847	2,961	98

	Management compensation
Period ended June 30, 2015	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	5	3
Fixed compensation for the period (in R$)
Salary / Fees	847	1,650	99
Direct and indirect benefits	-	192	-
Monthly compensation (in R$)	141	307	17
Total compensation	847	1,842	99
Profit sharing (Note 25 (iii))	-	2,276	-
Total compensation and profit sharing	847	4,118	99

The amount related to the stock compensation of the Company’s management members was R$1,825 for the period ended June 30, 2016 (R$2,653 in 2015).

The maximum aggregate compensation of the Company’s management members for the year 2016 was established at R$19,823, as approved at the Annual Shareholders’ Meeting held on April 25, 2016.

On the same occasion the compensation limit of the members of the Company’s Fiscal Council for their next term of office that ends in the Annual Shareholders’ Meeting to be held in 2017, was approved at R$245.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.  Transactions with management and employees --Continued

(i)     Management compensation --Continued

       The subsidiary Tenda has an administrative structure segregated from the Company, therefore, the amounts recorded in the heading “General and Administrative Expenses” in the consolidated balance are added by the compensation of its Management members and are as follows:

	Management compensation
Period ended June 30, 2016	Board of Directors	Statutory Board	Fiscal Council

Number of members	10	11	3
Fixed compensation for the period (in R$)
Salary / Fees	161	2,576	30
Direct and indirect benefits	-	362	-
Monthly compensation (in R$)	27	490	5
Total compensation	161	2,938	30
Profit sharing (Note 25 (iii))	-	2,832	-
Total compensation and profit sharing	161	5,770	30

	Management compensation
Period ended June 30, 2015	Board of Directors	Statutory Board	Fiscal Council

Number of members	10	10	3
Fixed compensation for the period (in R$)
Salary / Fees	156	2,427	29
Direct and indirect benefits	-	346	-
Monthly compensation (in R$)	26	462	5
Total compensation	156	2,773	29
Profit sharing (Note 25 (iii))	-	2,938	-
Total compensation and profit sharing	156	5,711	29

The amount related to the stock compensation of the subsidiary Tenda’s management members was R$515 for the period ended June 30, 2016 (R$980 in 2015).

The maximum aggregate compensation of the subsidiary Tenda’s management members for the year 2016 was established at R$14,696, for fixed and share-based compensation, as approved at the Annual Shareholders’ Meeting held on April 22, 2016.

On the same occasion the compensation limit of the Fiscal Council members for their next term of office that ends in the Annual Shareholders’ meeting to be held in 2017 was approved at R$149.

(ii)    Sales

In the period ended June 30, 2016, there were no with units sold to the Management and the total receivables is R$1,292 (R$1,610 in 2015).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.  Transactions with management and employees --Continued

(iii)   Profit sharing

In the period ended June 30, 2016, the Company recorded a provision for profit sharing amounting to R$6,250 in the Company’s  statement (R$12,000 in 2015) and R$12,468 in the consolidated statement (R$12,038 in 2015) in the account “General and Administrative Expenses" (Note 23).

	Company		Consolidated
	06/30/2016	06/30/2015	06/30/2016	06/30/2015

Executive officers	1,138	2,276	3,970	5,214
Other employees	5,112	9,724	10,526	16,038
Reclassification in subsidiary Tenda	-	-	-	(3,550)
Reversal in subsidiary Tenda	-	-	(2,028)	(5,664)
	6,250	12,000	12,468	12,038

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 25 to the financial statements as of December 31, 2015.

26.  Insurance

       For the period ended June 30, 2016 insurance contracts were not subject to significant changes in relation to those disclosed in Note 26 to the financial statements as of December 31, 2015.

27.  Earning (loss) per share

The following table shows the calculation of basic and diluted earnings and loss per share. In view of the loss for the period ended June 30, 2016, shares with dilutive potential are not considered, because the impact would be antidilutive.

	06/30/2016	06/30/2015
Basic numerator
Proposed dividends and interest on equity	-	-
Undistributed profit (loss)	(91,665)	60,137
Undistributed profit (loss), available for the holders of common shares	(91,665)	60,137

Basic denominator (in thousands of shares)
Weighted average number of shares	364,977	367,420

Basic earning (loss) per share in Reais	(0.2512)	0.1637

Diluted numerator
Proposed dividends and interest on equity	-	-
Undistributed earning (loss)	(91,665)	60,137
Undistributed earning (loss), available for the holders of common shares	(91,665)	60,137

Diluted denominator (in thousands of shares)
Weighted average number of shares	364,977	367,420
Stock options	2,114	2,697
Anti-dilutive effect	(2,114)	-
Diluted weighted average number of shares	364,977	370,117

Diluted earning (loss) per share in Reais	(0.2512)	0.1625

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 27 to the financial statements as of December 31, 2015.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

28.  Segment information

The quarterly information of the business segments of the Company is as follows:

			Consolidated
	Gafisa	Tenda	06/30/2016
Net operating revenue	383,610	495,295	878,905
Operating costs	(354,070)	(359,143)	(713,213)

Gross profit	29,540	136,152	165,692

Selling expenses	(36,991)	(39,542)	(76,533)
General and administrative expenses	(46,526)	(40,197)	(86,723)
Other income / (expenses), net	(33,533)	(22,487)	(56,020)
Depreciation and amortization	(15,152)	(6,230)	(21,382)
Financial expenses	(43,097)	(19,742)	(62,839)
Financial income	41,014	17,395	58,409
Tax expenses	(5,569)	(10,149)	(15,718)

Profit / (loss) for the period attributed to the shareholders of the Company	(105,081)	13,416	(91,665)

Customers (short and long terms)	1,160,584	480,239	1,640,823
Inventories (short and long terms)	1,973,235	720,246	2,693,481
Other assets	1,457,992	755,828	2,213,820

Total assets	4,591,811	1,956,313	6,548,124

Total liabilities	2,732,163	814,671	3,546,834

			Consolidated
	Gafisa	Tenda	06/30/2015
Net operating revenue	688,450	422,580	1,111,030
Operating costs	(500,035)	(303,252)	(803,287)

Gross profit	188,415	119,328	307,743

Selling expenses	(37,068)	(30,680)	(67,748)
General and administrative expenses	(56,351)	(36,387)	(92,738)
Other income / (expenses), net	(49,899)	(16,707)	(66,606)
Depreciation and amortization	(16,358)	(6,872)	(23,230)
Financial expenses	(51,965)	(30,448)	(82,413)
Financial income	39,255	37,627	76,882
Tax expenses	(7,628)	1,222	(6,406)

Profit/(loss) for the period attributed to the shareholders of the Company	28,656	31,481	60,137

Customers (short and long term)	1,441,678	472,844	1,914,522
Inventories (short and long term)	1,848,786	667,011	2,515,797
Other assets	1,798,424	843,803	2,642,227

Total assets	5,088,888	1,983,658	7,072,546

Total liabilities	3,114,392	858,662	3,973,054

The other explanations related to this note did not suffer significant changes in relation to the disclosures made in Note 28 to the financial statements as of December 31, 2015.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29.  Real estate ventures under construction – information and commitments

In order to meet the provisions of paragraphs 20 and 21 of ICPC 02, the recognized revenue amounts and incurred costs are shown in the statement of profit or loss, and the advances received are shown in the account “Payables for purchase of property and advances from customer”. The Company presents the following information on the ventures under construction as of June 30, 2016 and December 31, 2015:

	Consolidated
	06/30/2016	12/31/2015

Unappropriated sales revenue of units sold	669,206	777,679
Unappropriated estimated cost of units sold	(393,736)	(445,265)
Unappropriated estimated cost of units in inventory	(681,280)	(795,995)

(i) Unappropriated sales revenue of units sold
Ventures under construction:
Contracted sales revenue	2,483,106	2,761,219
Appropriated sales revenue	(1,813,900)	(1,983,540)
Unappropriated sales revenue (a)	669,206	777,679

(ii) Unappropriated estimated cost of units sold
Ventures under construction:
Estimated cost of units	(1,487,721)	(1,626,339)
Incurred cost of units	1,093,985	1,181,074
Unappropriated estimated cost (b)	(393,736)	(445,265)

(iii) Unappropriated estimated costs of units in inventory
Ventures under construction:
Estimated cost of units	(1,562,540)	(1,724,372)
Incurred cost of units	881,260	928,377
Unappropriated estimated cost	(681,280)	(795,995)

(a)   The unappropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted from cancellations, not considering related taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development) and therefore is not appropriated to profit or loss.

(b)   The unappropriated estimated cost of units sold does not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold to the extent they are incurred.

       As of June 30, 2016, the percentage of assets consolidated in the quarterly information related to ventures included in the equity segregation structure of the development stood at 39.4% (33.1% in 2015).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

June 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30.  Communication with regulatory bodies

The explanations related to this note were not subject to significant changes in relation to those reported in Note 30 to the financial statements as of December 31, 2015.

31.  Subsequent events

(i)  Funds deposited with third parties

On July 1, 2016, the subsidiary Tenda made the payment of the 16th interest installment and the 10th amortization installment related to its first debenture placement, in the total amount of R$74,551, of which R$70,000 of principal and R$4,551 of interests (Notes 4.1(b)).

***

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Other information deemed relevant by the Company

1.    SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

	6/30/2016
	Common shares
Shareholder	Shares	%

Treasury shares	14,440,416	3.82%
FUNCEF – Fundação dos Economiários Federais	23,835,800	6.30%
Polo	69,108,486	18.28%
Pátria Investimentos	21,171,700	5.60%
Outstanding shares	249,509,760	66.00%

Total shares	378,066,162	100.00%

	6/30/2015
	Common shares
Shareholder	Shares	%

Treasury shares	10,074,707	2.66%
FUNCEF – Fundação dos Economiários Federais	23,835,800	6.30%
Polo	52,547,486	13.90%
Outstanding shares	291,608,169	77.13%

Total shares	378,066,162	100.00%

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Other information deemed relevant by the Company

2.    SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	6/30/2016
	Common shares
	Shares	%

Shareholders holding effective control of the Company	114,115,986	30.18%
Board of Directors	592,609	0.16%
Executive directors	2,012,962	0.53%
Fiscal council	-	-
Executive control, board members, officers and fiscal council	116,721,557	30.87%

Treasury shares	14,440,416	3.82%
Outstanding shares in the market (*)	246,904,189	65.31%

Total shares	378,066,162	100.00%

	6/30/2015
	Common shares
	Shares	%

Shareholders holding effective control of the Company	76,383,286	20.20%
Board of Directors	592,609	0.16%
Executive directors	1,734,945	0.46%
Fiscal council	-	-
Executive control, board members, officers and fiscal council	78,710,840	20.82%

Treasury shares	10,074,707	2.66%
Outstanding shares in the market (*)	289,280,615	76.52%

Total shares	378,066,162	100.00%

(*) Excludes shares of effective control, management, board and in treasury.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Other relevant information

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Report on the review of quarterly information - ITR

To the shareholders, Board of Directors and Officers

Gafisa S.A.

São Paulo - SP

We have reviewed the accompanying individual and consolidated interim financial information of Gafisa S.A. (“Company”), identified as Company and Consolidated, respectively, contained in the Quarterly Information (ITR) for the quarter ended June 30, 2016, which comprises the balance sheet as at June 30, 2016 and the respective statement of operations, statement of comprehensive income (loss) for the quarter and six-month period then ended, and the statement of changes in equity and statement of cash flows for the six-month period then ended, including explanatory notes.

The Company’s management is responsible for the preparation of individual interim financial information in accordance with the Technical Pronouncement of the Accounting Pronouncements Committee (CPC) 21 (R1) – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) which considers the Technical Orientation - OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, edited by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and the Brazilian Federal Accounting Council (CFC), as well as for the presentation of these information in compliance with the rules issued by the CVM, applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim financial information (NBC TR 2410 – Review of Interim Financial Information Performed by the Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of inquiries, mainly of the people responsible for the financial and accounting matters, and the application of analytical and other review procedures. The scope of a review is significantly narrower than that of an audit conducted in accordance with audit standards and, accordingly, it did not permit us to obtain assurance that we took notice of all significant matters that could have been raised in an audit. Therefore, we did not express an audit opinion.

Conclusion from the individual and consolidated interim financial information prepared in accordance with CPC 21(R1)

Based on our review, we are not aware of any fact that makes us believe that the individual and consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Conclusion from the consolidated interim information prepared in accordance with IAS 34, which considers the Technical Orientation - OCPC 04 – Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, edited by Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and the Brazilian Federal Accounting Council (CFC)

Based on our review, we are not aware of any fact that makes us believe that the consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with IAS 34, issued by the IASB, which considers the Technical Orientation - OCPC 04 - Application of technical interpretation ICPC02 to the Brazilian Real Estate Development Entities, issued by the Accounting Pronouncements Committee (CPC), and approved by the CVM and the Brazilian Federal Accounting Council (CFC) applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

Emphasis of matter

As described in Note 2, the individual (Company) and consolidated interim financial information was prepared in accordance with accounting practices adopted in Brazil (CPC21 (R1)). The consolidated interim financial information prepared in accordance with the IFRS applicable to the Brazilian Real Estate development entities IAS34 for interim financial information also considers the Technical Orientation OCPC04, edited by the Accounting Pronouncements Committee (CPC). This Technical Orientation refers to the revenue recognition of this sector and comprises other matters related to the meaning and adoption of the concept of continuous transfer of the risks, benefits and control over real estate unit sales, as further described in Note 2. Our conclusion is not modified in view of this matter.

Other matters

Statement of value added

We have also reviewed the individual and consolidated statements of value added for the six-month period ended June 30, 2016, prepared under the responsibility of the Company’s management, the presentation of which in the interim financial information is required by the rules of the Brazilian Securities and Exchange Commission (CVM) applicable to Quarterly Information (ITR), and as supplementary information under International Financial Reporting Standards (IFRS), whereby no statement of value added presentation is required. These statements have been subject to the same review procedures previously described and, based on our review, we are not aware of any fact that makes us believe that they were not prepared, in all material respects, according to the individual and consolidated interim financial information taken as a whole.

São Paulo, August 11, 2016

KPMG Auditores Independentes

CRC 2SP014428/O-6

Giuseppe Masi

Accountant CRC 1SP176273/O-7

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Reports and statements \ Management statement of interim financial information

Management statement of interim financial information

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended June 30, 2016; and

ii)   Management has reviewed and agreed with the interim information for the period ended June 30, 2016.

São Paulo, August 11, 2016

GAFISA S.A.

Management

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Reports and Statements \

Management statement on the report on review of interim financial information

Management Statement on the Review Report

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended June 30, 2016; and

ii)   Management has reviewed and agreed with the interim information for the period ended June 30, 2016.

São Paulo, August 11, 2016

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 26, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer